As filed with the Securities and Exchange Commission on February 10, 2009

Registration No. 333-________/811-04420

     SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C. 20549

     FORM N-6

     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
     PRE-EFFECTIVE AMENDMENT NO. _____      ( )
     POST-EFFECTIVE AMENDMENT NO.       ( )
     and/or
     REGISTRATION STATEMENT UNDER THE INVESTMENT
     COMPANY ACT OF 1940
     Amendment No. 83      (X)
     (Check appropriate box or boxes)

     WRL SERIES LIFE ACCOUNT
     (Exact Name of Registrant)

     WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
     (Name of Depositor)
     570 Carillon Parkway
     St. Petersburg, FL 33716
     (Address of Depositor's Principal Executive Offices) (Zip Code)
     Depositor's Telephone Number, including Area Code:
     (727) 299-1800

      Arthur D. Woods, Esq.
     Vice President and Senior Counsel
     Western Reserve Life Assurance Co. of Ohio
     570 Carillon Parkway
     St. Petersburg, FL 33716
     (Name and Address of Agent for Service)

     Copy to:

     Mary Jane Wilson-Bilik, Esq.
     Sutherland Asbill & Brennan LLP
     1275 Pennsylvania Avenue, N.W.
     Washington, D.C. 20004-2415

Approximate Date of Proposed Public Offering:

As soon as practicable after effectiveness of this registration statement.

____________________

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

____________________

Title of securities being registered:

Units of interest in a separate account under individual flexible premium variable life policies.

PART A

INFORMATION REQUIRED IN A PROSPECTUS

P R O S P E C T U S

______________, 2009

WRL ASSOCIATE FREEDOM ELITE BUILDER®
issued through
WRL Series Life Account
by
Western Reserve Life Assurance Co. of Ohio

Administrative Office:

570 Carillon Parkway, St. Petersburg, Florida 33716

1-800-851-9777; (727) 299-1800

Direct all payments by check, and all correspondence and notices to the Mailing Address:
4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499

An Individual Flexible Premium Variable Life Insurance Policy

This prospectus describes the WRL Associate Freedom Elite Builder,® a flexible premium variable life insurance policy (the “Policy”) that is available to certain employees, field associates and directors and their immediate families. You can allocate your Policy’s cash value to the fixed account (which credits a specified guaranteed interest rate) and/or to the WRL Series Life Account, which invests through its subaccounts in portfolios of the Transamerica Series Trust – Initial Class (the “Series Trust”), the Fidelity Variable Insurance Products Funds – Service Class 2 (the “Fidelity VIP Fund”), the ProFunds, the Access One Trust (Access Trust"), the AllianceBernstein Variable Products Series Fund, Inc. (“AllianceBernstein”), and the Franklin Templeton Variable Insurance Products Trust (“Franklin Templeton”) (collectively, the “funds”). Please refer to the next page of this prospectus for the list of portfolios available to you under this Policy. Note: If your Policy was issued in the State of New Jersey before January 1, 2009, then you may not allocate your Policy’s cash value to the fixed account.

If you already own a life insurance policy, it may not be to your advantage to buy additional insurance or to replace your Policy with the policy described in this prospectus. And it may not be to your advantage to borrow money to purchase this Policy or to take withdrawals from another policy you own to make premium payments under the Policy.

Prospectuses for the portfolios of the funds must accompany this prospectus. Certain portfolios may not be available in all states. Please read these documents before investing and save them for future reference.

An investment in the Policy is not a bank deposit. The Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                                                TRANSAMERICA SERIES TRUST:

❖Transamerica Asset Allocation – Conservative VP	❖Transamerica Foxhall Hard Asset VP	❖Transamerica Marsico Growth VP
❖Transamerica Asset Allocation – Growth VP	❖Transamerica Growth Opportunities VP	❖Transamerica Money Market VP
❖Transamerica Asset Allocation – Moderate Growth VP	❖Transamerica Hanlon Balanced VP	❖Transamerica Munder Net50 VP
❖Transamerica Asset Allocation – Moderate VP	❖Transamerica Hanlon Growth VP	❖Transamerica PIMCO Total Return VP
❖Transamerica Balanced VP	❖Transamerica Hanlon Growth and Income VP	❖Transamerica Science & Technology VP
❖Transamerica BlackRock Large Cap Value VP	❖Transamerica Hanlon Managed Income VP	❖Transamerica Small/Mid Cap Value
❖Transamerica Capital Guardian Value VP	❖Transamerica Index 50 VP	❖Transamerica T. Rowe Price Equity Income VP
❖Transamerica Clarion Global Real Estate Securities VP	❖Transamerica Index 75 VP	❖Transamerica T. Rowe Price Small Cap VP
❖Transamerica Convertible Securities VP	❖Transamerica International Moderate Growth VP	❖Transamerica Templeton Global VP
❖Transamerica Efficient Markets VP	❖Transamerica JP Morgan Core Bond VP	❖Transamerica Third Avenue Value VP
❖Transamerica Equity VP	❖Transamerica JP Morgan Enhanced Index VP	❖Transamerica U.S. Government Securities VP
❖Transamerica Federated Market Opportunity VP	❖Transamerica JP Morgan Mid Cap Value VP**	❖Transamerica Value Balanced VP
❖Transamerica Foxhall Global Conservative VP	❖Transamerica Legg Mason Partners All Cap VP	❖Transamerica Van Kampen Large Cap Core VP*
❖Transamerica Foxhall Emerging Markets/Pacific Rim VP	❖Transamerica MFS High Yield VP	❖Transamerica Van Kampen Mid-Cap Growth VP
❖Transamerica Foxhall Global Growth VP	❖Transamerica MFS International Equity VP
❖ProFund VP Asia 30	❖ProFund VP Japan	❖ProFund VP Short NASDAQ-100
❖ProFund VP Basic Materials	❖ProFund VP Mid-Cap	❖ProFund VP Short Small-Cap
❖ProFund VP Bull	❖ProFund VP Money Market	❖ProFund VP Small-Cap
❖ProFund VP Consumer Services	❖ProFund VP NASDAQ-100	❖ProFund VP Small-Cap Value
❖ProFund VP Emerging Markets	❖ProFund VP Oil & Gas	❖ProFund VP Telecommunications
❖ProFund VP Europe 30	❖ProFund VP Pharmaceuticals	❖ProFund VP UltraSmall-Cap
❖ProFund VP Falling U.S. Dollar	❖ProFund VP Precious Metals	❖ProFund VP U.S. Government Plus
❖ProFund VP Financials	❖ProFund VP Short Emerging Markets	❖ProFund VP Utilities
❖ProFund VP International	❖ProFund VP Short International
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.: ❖AllianceBernstein Balanced Wealth Strategy Portfolio
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST: ❖Franklin Templeton VIP Founding Funds Allocation Fund
FIDELITY FUNDS: ❖Fidelity VIP Contrafund® Portfolio+	❖Fidelity VIP Equity-Income Portfolio+	❖Fidelity VIP Growth Opportunities Portfolio+
❖Fidelity Index 500 Portfolio
ACCESS ONE TRUST:*** ❖Access VP High Yield Fund

*Effective May 1, 2009, Transamerica Capital Guardian U.S. Equity VP of the Series Trust was merged into Transamerica Van Kampen Large Cap Core VP. . All policyowners invested in each of those portfolios on the closing date were allocated equal units in the surviving portfolio.

**This portfolio no longer accepts new investments from current or prospective investors. If you surrender your Policy’s cash value from this portfolio, you may not reinvest in this portfolio.

***The ProFunds and Access Trust portfolios permit frequent transfers. Investors in the ProFunds and/or Access Trust portfolios bear the additional costs and investment risks of frequent transfers. See “Disruptive Trading and Market Timing” in this prospectus.

+(ForPoliciesIssuedbeforeJanuary1,2009)EffectiveMay1,2003,thisportfoliowasnolongeravailableforsaletonewinvestors. s

Table of Contents

Fee Tables (For Policies Applied for On/Or After May 1, 2009)     2

Fee Tables (For Policies Issued Before January 1, 2009)          …………………………………………………………….9

Policy Benefits/Risks Summary     16
Policy Benefits     16

The Policy in General     16
Flexible Premiums     17
Variable Death Benefit     17
No Lapse Period Guarantee     18
Cash Value     18
Transfers     18
Loans     18
Cash Withdrawals and Surrenders     19
Tax Benefits     19

Policy Risks     19

Risk of an Increase in Current Fees and Expenses     19
Investment Risks     19
Risk of Lapse     19
Tax Risks (Income Tax and MEC)     20
Loan Risks     20

Portfolio Risks     21
Range of Expenses for the Portfolios     22
Western Reserve, the Separate Account, the Fixed Account and the Portfolios     22

Western Reserve     22
The Separate Account     22
The Fixed Account     23
The Portfolios……………………..…33
Selection of Underlying Portfolios     33
Addition, Deletion, or Substitution of Portfolios     34
Your Right to Vote Portfolio Shares     34

Charges and Deductions     34

Monthly Deductions     35
Mortality and Expense Risk Charge     37
Loan Interest Spread     37
Taxes     38
Rider Charges     38
Portfolio Expenses     38
Revenue We Receive     38

The Policy     40

Ownership Rights     40
Modifying the Policy     40
Purchasing a Policy     40
Tax-Free "Section 1035" Exchanges     41
When Insurance Coverage Takes Effect     41
Backdating a Policy     43
Policy Features     43

Premiums     43

Allocating Premiums     43
Premium Flexibility     44
Planned Periodic Payments     45
Minimum Monthly Guarantee Premium     45
No Lapse Period     45
Premium Limitations     45
Making Premium Payments     46

Transfers     46

General     46
Disruptive Trading and Market Timing     46
Fixed Account Transfers     50
Conversion Rights     50
Dollar Cost Averaging     51
Asset Rebalancing Program     51
Third Party Asset Allocation Services     52

Policy Values     53

Cash Value     53
Net Surrender Value     53
Subaccount Value     53
Subaccount Unit Value     54
Fixed Account Value     54

Death Benefit     54

Death Benefit Proceeds     54
Death Benefit     55
Effect of Cash Withdrawals on the Death Benefit     57
Choosing Death Benefit Options     57
Changing the Death Benefit Option     57
Increasing/Decreasing the Specified Amount     58
Payment Options     58

Surrenders and Cash Withdrawals     59

Surrenders     59
Cash Withdrawals     59
Canceling a Policy     60

Loans     60

General     60
Interest Rate Charged     61
Loan Reserve Interest Rate Credited     61
Effect of Policy Loans     62

Policy Lapse and Reinstatement     62

Lapse     62
No Lapse Period Guarantee     62
Reinstatement     63

Federal Income Tax Considerations     64

Tax Status of the Policy     64
Tax Treatment of Policy Benefits     64

Other Policy Information     67

Settlement Options       67
Benefits at Maturity     67
Payments We Make     68
Split Dollar Arrangements     68
Policy Termination     69

Supplemental Benefits (Riders)     69

Children's Insurance Rider     69
Accidental Death Benefit Rider     70
Other Insured Rider     70
Disability Waiver Rider     71
Disability Waiver and Income Rider     71
Living Benefit Rider (an Accelerated Death Benefit)     71

Additional Information     72

Sale of the Policies 72
Legal Proceedings     72
Financial Statements     72

Table of Contents of the Statement of Additional Information     72
Glossary     74

Appendix A -- Illustrations
(For Policies Applied For On or After May 1, 2009:)………………………………………………………………………..79
( For Policies Isuued Before January 1, 2009)……………………………………………………………… ………….…83
Prospectus Back Cover      85
Personalized Illustrations of Policy Benefits      89
Inquiries      89

                                                                                                                                  WRL Associate Freedom Elite Builder®

                                           Please refer to the section entitled “Policy Benefits/Risks Summary” of this prospectus for description of the benefits and risks of the Policy.

Fee Tables

     The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Policy. Please Note: We have presented two versions of each table. Section A includes the fee tables for Policies that are applied for on/or after May 1, 2009 (or subsequent state approval), based on the Commissioners 2001 Standard Ordinary Tobacco and Non-Tobacco Mortality Tables (“2001 C.S.O. Tables”); and Section B includes the fee tables for Policies that are applied for and issued before January 1, 2009, and are based on the Commissioners 1980 Standard Ordinary Tobacco and Non-Tobacco Mortality Tables (“1980 C.S.O. Tables”). If the amount of a charge depends on the personal characteristics of the insured or the owner, then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of a representative insured with the characteristics set forth below. These charges may not be representative of the charges you will pay.

SECTION A
Fee Tables for Policies Applied for On or After May 1, 2009

(Based on the 2001 C.S.O. Tables)

FOR POLICIES APPLIED FOR ON/OR AFTER MAY 1, 2009

      The first table describes the fees and expenses that you will pay when buying and owning the Policy; because you are eligible to buy an Associates Policy, certain fees and expenses that are included in the public Freedom Elite Builder are waived or reduced.

Transaction Fees[1]
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[2]
Living Benefit Rider[3] (an Accelerated Death Benefit)	When rider is exercised	Discount Factor	Discount Factor

1When we incur the expense of expedited delivery of your partial withdrawal or complete surrender payment, we currently assess the following additional charges: $20 for overnight delivery ($30 for Saturday delivery); and $25 for wire service. You can obtain further information about these charges by contacting our administrative office.

2 The Company reserves the right at any time to change the current charges, but never to a level that exceeds the guaranteed charge.

3 We reduce the single sum benefit by a discount factor to compensate us for lost income due to early payment of the death benefit. The discount factor is equal to the current yield on 90 day U.S. Treasury bills or the Policy loan rate, whichever is greater. Please see footnote 9 for a description of the loan rate. For a complete description of the Living Benefit Rider, please refer to the section entitled “Living Benefit Rider (an Accelerated Death Benefit)” in this prospectus.

FOR POLICIES APPLIED FOR ON/OR AFTER MAY 1, 2009

The table below describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including portfolio fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[2]
Monthly Policy Charge	Monthly, on the Policy date and on each Monthiversary	$$12.00 per month for juveniles issue ages 0- 17; $0 for issue ages 18 and higher	$7.00 per month for juveniles, issue ages 0-17 $0 for issue ages 18 and higher
Cost of Insurance[4] (without Extra Ratings) [5]	Monthly, on the Policy date and on each Monthiversary
Maximum Charge[6]		$____ per $1,000 of net amount at risk per month[8]	$____ per $1,000 of net amount at risk per month[8]
Minimum Charge[7]		$____ per $1,000 of net amount at risk per month[8]	$____ per $1,000 of net amount at risk per month[8]

4 Cost of insurance charges are based on the insured’s issue age, gender, underwriting class, specified amount, Policy year, and the net amount at risk. Cost of insurance rates generally will increase each year with the age of the insured. Cost of insurance rates are generally lower for each band of specified amount. For example, band 2 (face amounts $250,000 - $499,999) generally has lower cost of insurance rates than those of band 1 (face amounts less than $250,000). The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your agent.

5 We may place an insured in a sub-standard underwriting class with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. If the insured possesses additional mortality risks, then we may add a surcharge to the cost of insurance rates of up to a total charge of $83.33 monthly per $1,000 of net amount at risk.

6 This maximum charge is based on an insured with the following characteristics: Male, age __ at issue, standard tobacco class, with an initial face amount of less than $250,000 (Band 1) and in the 15th Policy year. This maximum charge may also apply to insureds with other characteristics.

7 The net amount at risk equals the death benefit on a Monthiversary, divided by 1.0024663, minus the cash value on such Monthiversary.

8 This minimum charge is based on an insured with the following characteristics: Female, age _ at issue, juvenile class, with an initial face amount of $1,000,000 or higher (Band 4) and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR ON/OR AFTER MAY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[2]
Cost of Insurance (continued)
Initial Charge for a male insured, issue age 31, in the ultimate select non-tobacco use class, band 1		$___ per $1,000 of net amount at risk per month[11]	$___ per $1,000 of net amount at risk per month[11]
Mortality and Expense Risk Charge	Daily	Annual rate of 1.50% of average daily net assets of each subaccount in which you are invested (for all Policy years)	Annual rate of 1.50% for Policy years 1 – 15, and 0.30% for Policy years 16+, of average daily net assets of each subaccount in which you are invested
Loan Interest Spread[9]	On Policy anniversary or earlier, as applicable[10]	1.0% (effective annual rate)	0.75% (effective annual rate)
Optional Rider Charges:[11]
Accidental Death Benefit Rider[11]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 70
Maximum Charge[12]		$___ per $1,000 of rider face amount per month	$___ per $1,000 of rider face amount per month
Minimum Charge[13]		$___ per $1,000 of rider face amount per month	$___ per $1,000 of rider face amount per month

9 The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (currently, an effective annual rate of 3.75%, guaranteed not to exceed 4.0%) and the amount of interest we credit to your loan reserve account (an effective annual rate of 3.0% guaranteed). After the 10th Policy year, we will charge preferred loan interest rates that are lower on a portion of the loan. The maximum loan interest spread on preferred loans is 1.00%, and the current spread is 0.0%.

10 While a Policy loan is outstanding, loan interest is payable in arrears on each Policy anniversary, or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination, or the insured’s death.

11 Optional Rider Cost of insurance charges are based on some combination of each insured’s issue age or attained age, gender, underwriting class, Policy year, and rider face amount. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your agent.

12 This maximum charge is based on an insured with the following characteristics: Male, age __ at issue standard tobacco underwriting class and in the 20th Policy year. This maximum charge may also apply to insureds with other characteristics.

13 This minimum charge is based on an insured with the following characteristics: Male, age __ at issue and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR ON/OR AFTER MAY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[2]
Accidental Death Benefit Rider (continued)
Initial Charge for a male insured, issue age __		$___ per $1,000 of rider face amount per month	$___ per $1,000 of rider face amount per month
Disability Waiver Rider[14]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 60
Maximum Charge[15]		$___per $1,000 of base Policy specified amount per month	$___ per $1,000 of base Policy specified amount per month
Minimum Charge[16]		$___ per $1,000 of base Policy specified amount per month	$___ per $1,000 of base Policy specified amount per month
Initial charge for a male insured, issue age 31		$___ per $1,000 of base Policy specified amount per month	$___ per $1,000 of base Policy specified amount per month

14 Disability Waiver charges are based on the base insured’s issue age, gender and net amount at risk. The charges shown are for Base Policy only (without riders). The addition of riders would increase these charges. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your agent.

15 This maximum charge is based on an insured with the following characteristics: Female, age __ at issue. This maximum charge may also apply to insureds with other characteristics.

16This minimum charge is based on an insured with the following characteristics: Male, age__ at issue. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR ON/OR AFTER MAY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[2]
Disability Waiver and Income Rider[17]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 60
Maximum Charge[18]		$___ per $10 monthly rider benefit	$___ per $10 monthly rider benefit
Minimum Charge[19]		$___ per $10 monthly rider benefit	$___ per $10 monthly rider benefit
Initial charge for a male insured, issue age 31		$___ per $10 monthly rider benefit	$___ per $10 monthly rider benefit
Children’s Insurance Rider[20]	Monthly, on the Policy date and on each Monthiversary until the youngest child reaches age 25	$___ per $1,000 of rider face amount per month	$___ per $1,000 of rider face amount per month
Other Insured Rider[21] (without Extra Ratings)[4]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100
Maximum Charge[22]		$___ per $1,000 of rider face amount per month	$___ per $1,000 of rider face amount per month

17The charge for this rider is based on the primary insured’s issue age, gender and the amount of monthly income that would be paid in the event of total disability, as defined in the rider.

18 This maximum charge is based on an insured with the following characteristics: Female, age __ at issue. This maximum charge may also apply to insureds with other characteristics.

19 This minimum charge is based on an insured with the following characteristics: Male, age __ at issue. This minimum charge may also apply to insureds with other characteristics.

20 The charge for this rider is based on the rider face amount and the cost per unit does not vary.

21 Rider charges are cost of insurance charges that are based on each other insured’s issue age, gender, underwriting class, Policy year, and the rider face amount. Cost of insurance rates for this rider generally will increase each year with the age of the other insured. The cost of insurance rates shown in the table may not be representative of the charges you will pay. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more information about these riders by contacting your agent.

22 This maximum charge is based on an insured with the following characteristics: Male, age__ at issue standard tobacco underwriting class and in the 15th Policy year. This maximum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR ON/OR AFTER MAY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[2]
Other Insured Rider[21] (continued) (without Extra Ratings) [4]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100
Minimum Charge[23]		$___ per $1,000 of rider face amount per month	$___ per $1,000 of rider face amount per month
Initial charge for a female insured, issue age 32, in the ultimate select non-tobacco use class		$___ per $1,000 of rider face amount per month	$___per $1,000 of rider face amount per month

23This minimum charge is based on an insured with the following characteristics: Female, age 10 at issue, juvenile class and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

SECTION B
Fee Tables for Policies Applied for and Issued Before January 1, 2009
(Based on the 1980 C.S.O. Tables)

FOR POLICIES APPLIED FOR AND ISSUED BEFORE JANUARY 1, 2009

     The first table describes the fees and expenses that you will pay when buying and owning the Policy; because you are eligible to buy an Associate’s Policy, certain fees and expenses that are included in the public Freedom Elite Builder are waived or reduced.

Transaction Fees[1]
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[2]
Living Benefit Rider[3] (an Accelerated Death Benefit)	When rider is exercised	Discount Factor	Discount Factor

1When we incur the expense of expedited delivery of your partial withdrawal or complete surrender payment, we currently assess the following additional charges: $20 for overnight delivery ($30 for Saturday delivery); and $25 for wire service. You can obtain further information about these charges by contacting our administrative office.

2The Company reserves the right at anytime to change the current charge, but never to a level that exceeds the guaranteed charge.

3 We reduce the single sum benefit by a discount factor to compensate us for lost income due the early payment of the death benefit. The discount factor is equal to the current 90-day U.S. Treasury bills or the Policy loan rate, whichever is greater. Please see footnote9 for a description of the loan rate. For a complete description of the Living Benefit Rider, please refer to the section entitled “Living Benefit Rider (an Accelerated Death Benefit)” in this prospectus.

FOR POLICIES APPLIED FOR AND ISSUED BEFORE JANUARY 1, 2009

The table below describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including portfolio fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[2]
Cost of Insurance[4] (without Extra Ratings)[5]	Monthly, on the Policy date and on each Monthiversary
Maximum Charge[6]		$83.33 per $1,000 of net amount at risk per month[8]	$60.21 per $1,000 of net amount at risk per month[8]
Minimum Charge[7]		$0.06 per $1,000 of net amount at risk per month[8]	$0.05 per $1,000 of net amount at risk per month[8]

4 Cost of insurance charges are based on the insured’s issue age, gender, underwriting class, specified amount, Policy year, and the net amount at risk. Cost of insurance rates generally will increase each year with the age of the insured. Cost of insurance rates are generally lower for each higher band of specified amount. For example, band 2 (face amounts $250,000 - $499,999) generally has lower cost of insurance rates than those of band 1 (face amounts less than $250,000). The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your agent.

5 We may place an insured in a sub-standard underwriting class with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. If the insured possesses additional mortality risks, then we may add a surcharge to the cost of insurance rates of up to a total charge of $83.33 monthly per $1,000 of net amount at risk.

6 This maximum charge is based on an insured with the following characteristics: Male, age 85 at issue, standard tobacco class, with an initial face amount of less than $250,000 (Band 1) and in the 15th Policy year. This maximum charge may also apply to insureds with other characteristics.

7 The net amount at risk equals the death benefit on a Monthiversary, divided by 1.0024663, minus the cash value on such Monthiversary.

8This minimum charge is based on an insured with the following characteristics: Female, age 10 at issue, juvenile class, with an initial face amount of $1,000,000 or higher (Band 4) and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR AND ISSUED BEFORE JANUARY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[2]
Cost of Insurance (continued)
Initial Charge for a male insured, issue age 31, in the ultimate select non-tobacco use class, band 1		$0.12 per $1,000 of net amount at risk per month[7]	$0.12 per $1,000 of net amount at risk per month[7]
Mortality and Expense Risk Charge	Daily	Annual rate of 0.90% for Policy years 1 – 15, and 0.60% for Policy years 16+, of average daily net assets of each subaccount in which you are invested	Annual rate of 0.90% for Policy years 1 – 15, and 0.30% for Policy years 16+, of average daily net assets of each subaccount in which you are invested
Loan Interest Spread[9]	On Policy anniversary or earlier, as applicable[10]	1.0% (effective annual rate)	0.75% (effective annual rate)
Optional Rider Charges:[11]
Accidental Death Benefit Rider[11]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 70
Maximum Charge[12]		$0.18 per $1,000 of rider face amount per month	$0.18 per $1,000 of rider face amount per month
Minimum Charge[13]		$0.10 per $1,000 of rider face amount per month	$0.10 per $1,000 of rider face amount per month

9The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (currently, an effective annual rate of 3.75%, guaranteed not to exceed 4.0%) and the amount of interest we credit to your loan reserve account (an effective annual rate of 3.0% guaranteed). After the 10th Policy year, we will charge preferred loan interest rates that are lower on a portion of the loan. The maximum loan interest spread on preferred loans is 1.00%, and the current spread is 0.0%.

10While a Policy loan is outstanding, loan interest is payable in arrears on each Policy anniversary, or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination, or the insured’s death.

11 Optional Rider Cost of insurance charges are based on some combination of each insured’s issue age or attained age, gender, underwriting class, Policy year, and rider face amount. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your agent.

12 This maximum charge is based on an insured with the following characteristics: Male, age 50 at issue standard tobacco underwriting class and in the 20th Policy year. This maximum charge may also apply to insureds with other characteristics.

13This minimum charge is based on an insured with the following characteristics: Male, age 45 at issue and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR AND ISSUED BEFORE JANUARY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[2]
Accidental Death Benefit Rider (continued)
Initial Charge for a male insured, issue age 31		$0.10 per $1,000 of rider face amount per month	$0.10 per $1,000 of rider face amount per month
Disability Waiver Rider[14]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 60
Maximum Charge[15]		$0.39 per $1,000 of base Policy specified amount per month	$0.39 per $1,000 of base Policy specified amount per month
Minimum Charge[16]		$0.03 per $1,000 of base Policy specified amount per month	$0.03 per $1,000 of base Policy specified amount per month
Initial charge for a male insured, issue age 31		$0.05 per $1,000 of base Policy specified amount per month	$0.05 per $1,000 of base Policy specified amount per month

14 Disability Waiver charges are based on the base insured’s issue age, gender and net amount at risk. The charges shown are for Base Policy only (without riders). The addition of riders would increase these charges. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your agent.

15This maximum charge is based on an insured with the following characteristics: Female, age 55 at issue. This maximum charge may also apply to insureds with other characteristics.

16 This minimum charge is based on an insured with the following characteristics: Male, age 25 at issue. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR AND ISSUED BEFORE JANUARY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[2]
Disability Waiver and Income Rider[17]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 60
Maximum Charge[18]		$0.86 per $10 monthly rider benefit	$0.86 per $10 monthly rider benefit
Minimum Charge[19]		$0.20 per $10 monthly rider benefit	$0.20 per $10 monthly rider benefits
Initial charge for a male insured, issue age 31		$0.24 per $10 monthly rider benefits	$0.24 per $10 monthly rider benefit
Children’s Insurance Rider[20]	Monthly, on the Policy date and on each Monthiversary until the youngest child reaches age 25	$0.60 per $1,000 of rider face amount per month	$0.60 per $1,000 of rider face amount per month
Other Insured Rider[21] (without Extra Ratings)[4]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100
Maximum Charge[22]		$83.33 per $1,000 of rider face amount per month	$70.83 per $1,000 of rider face amount per month

17 The charge for this rider is based on the primary insured’s issue age, gender and the amount of monthly waiver of premium benefit that would be paid in the event of total disability, as defined in this rider.

18This maximum charge is based on an insured with the following characteristics: Female, age 55 at issue. This maximum charge may also apply to insureds with other characteristics.

24 This minimum charge is based on an insured with the following characteristics: Male, age 27 at issue. This minimum charge may also apply to insureds with other characteristics.

20 The charge for this rider is based on the rider face amount and the cost per unit does not vary.

21 Rider charges are cost of insurance charges that are based on each other insured’s issue age, gender, underwriting class, Policy year, and the rider face amount. Cost of insurance rates for this rider generally will increase each year with the age of the other insured. The cost of insurance rates shown in the table may not be representative of the charges you will pay. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more information about these riders by contacting your agent.

22 This maximum charge is based on an insured with the following characteristics: Male, age 85 at issue standard tobacco underwriting class and in the 15th Policy year. This maximum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR AND ISSUED BEFORE JANUARY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[2]
Other Insured Rider[20] (continued) (without Extra Ratings) [5]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100
Minimum Charge[23]		$0.06 per $1,000 of rider face amount per month	$0.06 per $1,000 of rider face amount per month
Initial charge for a female insured, issue age 32, in the ultimate select non-tobacco use class		$0.11 per $1,000 of rider face amount per month	$0.11 per $1,000 of rider face amount per month

23 This minimum charge is based on an insured with the following characteristics: Female, age 10 at issue, juvenile class and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

For information concerning compensation paid for the sale of the Policy, see “Sale of the Policies.”

Policy Benefits/Risks Summary

     This summary describes the Policy’s important benefits and risks. More detailed information about the Policy appears later in this prospectus and in the Statement of Additional Information (“SAI”). For your convenience, we have provided a Glossary at the end of this prospectus that defines certain words and phrases used in this prospectus.

Policy Benefits

The Policy in General

•

The WRL Associate Freedom Elite Builder® is an individual flexible premium variable life insurance policy that is available to certain employees, field associates, directors and their immediate families. The Associate Policy is available to:

>     our current and retired directors, officers, full-time employees and certain registered representatives, and those of certain of our affiliates; current and retired directors, officers, full-time employees and registered representatives of our affiliate, Transamerica Capital, Inc. (“TCI”) and certain broker-dealers with which they have a sales agreement;

>     any trust, pension, profit-sharing or other employee benefit plan of the foregoing persons or entities;

>     current and retired trustees, officers, and full-time employees of the Transamerica Series Trust, Transamerica Funds, and any investment adviser or sub-adviser thereto; and

>     any immediate family member of the above. “Immediate Family” is limited to spouse, parent, step-parent, children, step children, grandparents, grandchildren, brothers and sisters of the employee, field associate (to include registered representatives and/or sales support staff of a branch office) or director, and son-in-law/daughter-in-law, mother-in-law/father-in-law and brother-in-law/sister-in-law of an employee, field associate or director.

•

The Policy gives you the potential for long-term life insurance coverage with the opportunity for tax-deferred cash value accumulation. The Policy’s cash value will increase or decrease depending on the investment performance of the subaccounts, the premiums you pay, the fees and charges we deduct, the interest we credit to the fixed account, and the effects of any Policy transactions (such as transfers, loans and partial withdrawals). Because returns are not guaranteed, the Policy is not suitable as a short-term savings vehicle.

•

The Policy is designed to be long-term in nature in order to provide significant life insurance benefits for you. However, purchasing this Policy involves certain risks. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should consider the Policy in conjunction with other insurance you own.

•

Fixed Account. You may place money in the fixed account where it earns at least 3% annual interest. We may declare higher rates of interest, but are not obligated to do so. The fixed account is part of our general account. The fixed account is not available to you if your Policy was issued before January 1, 2009 in the State of New Jersey .

•

Separate Account. You may direct the money in your Policy to any of the subaccounts of the separate account. Each subaccount invests exclusively in one of the portfolios listed on the cover of this prospectus. Money you place in a subaccount is subject to investment risk and its value will vary each day according to the investment performance of the portfolios in which the subaccounts invest.

•

Supplemental Benefits (Riders). Supplemental riders are available under the Policy. Depending on the rider(s) that you add, we deduct charges for certain of these riders from a Policy’s cash value as part of the monthly deductions. These riders may not be available in all states.

•

No Lapse Guarantee. Until the no lapse date shown on your Policy schedule page, your Policy will remain in force and no grace period will begin, even if your net surrender value is too low to pay the monthly deductions, as long as, on any Monthiversary you have paid total premiums (minus any cash withdrawals, minus any outstanding loan amount and minus any accrued interest) that equal or exceed the sum of the minimum monthly guarantee premiums in effect for each month from the Policy date up to and including the current month.

Flexible Premiums

•

You select a premium payment plan, but the plan is flexible – you are not required to pay premiums according to the plan. You can change the frequency and amount, within limits, and can skip premium payments. Unplanned premiums may be made, within limits. Premium payments must be at least $50.

•

You increase your risk of lapse (i.e., having your Policy terminate without value) if you do not regularly pay premiums at least as large as the current minimum monthly guarantee premium. Under certain circumstances, extra premiums may be required to prevent lapse.

•

Once we deliver your Policy, the free-look period begins. You may return the Policy during this period and receive a refund. Depending on the laws of the state governing your Policy (usually the state where you live), we will either allocate your net premium to the accounts you indicated on your application or we will place your net premium in the reallocation account until the reallocation date as shown on your Policy schedule page. Please refer to the section entitled “Canceling a Policy” for a description of the free-look period.

Variable Death Benefit

•

If the insured dies while the Policy is in force, we will pay a death benefit to the beneficiary(ies), subject to applicable law and the terms of the Policy. The amount of the death benefit generally depends on the specified amount of insurance you select, the death benefit option you chose, your Policy’s cash value, and any additional insurance provided by riders you purchase.

•	Choice Among Death Benefit Options. You must choose one of three death benefit options. We offer the following:
Option A is the greatest of:
	>	the current specified amount; or
	>	a specified percentage, multiplied by the Policy's cash value on the date of the insured's death; or
	>	the amount required for the Policy to qualify as a life insurance contract under Section 7702 of the Internal Revenue Code.
Option B is the greatest of:
	>	the current specified amount, plus the Policy's cash value on the date of the insured's death; or
	>	a specified percentage, multiplied by the Policy's cash value on the date of the insured's death; or
	>	the amount required for the Policy to qualify as a life insurance contract under Section 7702 of the Internal Revenue Code.
Option C is the greatest of:
	>	the death benefit payable under Option A; or
	>	the current specified amount, multiplied by an age-based "factor," plus the Policy's cash value on the date of the insured's death; or
	>	the amount required for the Policy to qualify as a life insurance contract under Section 7702 of the Internal Revenue Code.

     We will reduce the death benefit proceeds by any outstanding loan amount, including accrued interest, and any due and unpaid charges. We will increase the death benefit proceeds by any additional insurance benefits you add by rider.

     We offer four (4) bands of specified amount coverage under this Policy. Each band has its own cost of insurance rates. In general, the greater the specified amount of your Policy, the lower the cost of insurance rates.

•	Under current tax law, the death benefit should generally be U.S. federal income tax free to the beneficiary. Other taxes, such as estate taxes, may apply.
•

Change in Death Benefit Option and Specified Amount. After the third Policy year, you may increase the specified amount once each Policy year on any Monthiversary. After the third Policy year and once each Policy year thereafter, you may change the death benefit option and increase or decrease the specified amount. You may not increase and decrease the specified amount in the same Policy year. Until the Policy anniversary nearest the insured’s 65th birthday, we may limit the amount of the decrease to no more than 20% of the current specified amount. The new specified amount cannot be less than the minimum specified amount as shown in your Policy. Please Note: Changes in specified amount will trigger changes in your cost of insurance charge, your guideline premium, your minimum monthly guarantee premium, and your ability to maintain the no lapse period guarantee, and may have adverse federal tax consequences. Any charges associated with an increase in your specified amount will be based on the same C.S.O. Table that was in effect when your Policy was issued.

No Lapse Period Guarantee

•

We guarantee that your Policy will not lapse until the no lapse date shown on your Policy schedule page as long as, on any Monthiversary, you have paid total premiums (minus any cash withdrawals, and minus any outstanding loan amount, and minus any accrued loan interest) that equal or exceed the sum of the minimum monthly guarantee premiums in effect for each month since the Policy date, up to, and including, the current month. If you take a cash withdrawal or a loan, if you increase or decrease your specified amount, or if you add, increase or decrease a rider, you may need to pay additional premiums in order to keep the no lapse period guarantee in effect.

Cash Value

•

The cash value is the sum of the Policy's value in the subaccounts and the fixed account (including any amount held in the loan reserve account) and is the starting point for calculating important values under the Policy, such as net surrender value and the death benefit. There is no guaranteed minimum cash value. The Policy may lapse if you do not have sufficient cash value in the Policy to pay the monthly deductions, the surrender charge, and/or any outstanding loan amount(s) and accrued loan interest.

•	The Policy will not lapse during the no lapse period as long as you have paid sufficient premiums.

Transfers

•

You can transfer cash value among the subaccounts and the fixed account. You currently may make transfers in writing to our mailing address; by telephone or by fax to our administrative office; or electronically through our website.

•	Dollar cost averaging and asset rebalancing programs are available.
•

Each Policy year, the Policy allows a cumulative transfer out of the fixed account of the greater of up to 25% of the amount in the fixed account, or the amount transferred out the previous Policy year. Currently, we do not, but reserve the right to, limit the number of transfers out of the fixed account to one per Policy year. If we modify or stop this practice, we will notify you at the time of your transfer.

•

We may impose restrictions on the transfer privilege. See the discussion of our policy with regard to market timing, including transfers, and the costs and risks to you that can result from programmed, large, frequent, or short-term transfers, in the section entitled “Disruptive Trading and Market Timing - Statement of Policy” in this prospectus.

Loans

•

After the first Policy year (as long as your Policy is in force), you may take a loan against the Policy up to 90% of the cash value, less any outstanding Policy loan, including accrued interest. We may permit a loan before the first anniversary for Policies issued pursuant to 1035 Exchanges.

•	The minimum loan amount is generally $500.
•

To secure the loan, we transfer an amount equal to your loan from your cash value to a loan reserve account. The loan reserve account is part of the fixed account. We will credit 3.0% interest annually on amounts in the loan reserve account.

•

Before the 11th Policy year, we currently charge 3.75% interest annually, payable in arrears, on any outstanding loan amount. This charge is guaranteed not to exceed 4.0%. Interest not paid when due is added to the amount of the loan to be repaid.

•

After the 10tth Policy year, we will charge a preferred loan charge rate on an amount equal to: the cash value ; minus total premiums paid (reduced by any cash withdrawals); minus any outstanding loan amount; and minus any accrued loan interest. We currently charge 3.0% interest on preferred loans. This charge is not guaranteed.

•	Federal income taxes and a penalty tax may apply to loans you take against the Policy. The federal tax consequence of loans with preferred rates is uncertain and may have adverse tax consequences.

Cash Withdrawals and Surrenders

•	You may take one withdrawal of cash value per Policy year after the first Policy year. The amount of the withdrawal may be limited to:
>	at least $500; and
>	no more than 10% of the net surrender value.
>	After the 10th Policy year, the amount of a withdrawal may be limited to: • at least $500.00; and • to no more than the net surrender value less $500.
•	A cash withdrawal will reduce the death benefit by at least the amount of the withdrawal.
•

You may fully surrender the Policy at any time before the insured’s death or the maturity date. Life insurance coverage will end upon the full surrender of the Policy. You will receive the net surrender value (cash value minus any outstanding loan amount and accrued loan interest).

•

A cash withdrawal will reduce the cash value, so it will increase the risk that the Policy will lapse. A cash withdrawal may also increase the risk that the no lapse guarantee will not remain in effect.

•	Federal income taxes and a penalty tax may apply to cash withdrawals and surrenders.

Tax Benefits

     We intend the Policy to satisfy the definition of life insurance under the Internal Revenue Code so that the death benefit generally should be excludible from the taxable income of the beneficiary. If your Policy is not a Modified Endowment Contract (“MEC”), you should not be deemed in receipt of any taxable gains in cash value until withdrawals and surrenders exceed your tax basis in the Policy or other distributions are made as described in the “Federal Income Tax Considerations” section in this prospectus. A MEC is a special class of life insurance under the tax code. Unlike traditional insurance, funds that are withdrawn from a MEC policy in the form of policy loans, partial surrenders, assignments, and pledges are treated as gross income to the Policy owner and therefore are subject to taxation. Transfers between the subaccounts are not taxable transactions.

Policy Risks

Risk of an Increase in Current Fees and Expenses

     Certain fees and expenses currently are assessed at less than their guaranteed maximum levels. In the future, we may increase these current charges up to the guaranteed (that is, maximum) levels. If fees and expenses are increased, you may need to increase the amount and/or frequency of premiums to keep the Policy in force.

Investment Risks

     If you invest your Policy’s cash value in one or more subaccounts, then you will be subject to the risk that investment performance of the subaccounts will be unfavorable and that the cash value in your Policy will decrease. In addition, we deduct Policy fees and charges from your cash value, which can significantly reduce your cash value. During times of poor investment performance, this deduction will have an even greater impact on your cash value. You could lose everything you invest, and your Policy could lapse without value, unless you pay additional premiums. If you allocate premiums to the fixed account, then we credit your fixed account value with a declared rate of interest. You assume the risk that the interest rate on the fixed account may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%.

Risk of Lapse

     Your Policy contains a no lapse period. Your Policy will not lapse before the no lapse date stated in your Policy as long as you pay sufficient minimum guarantee premiums. If you do not pay sufficient premiums, you will automatically lose the no lapse guarantee and you will increase the risk that your Policy will lapse.

     You will lessen the risk of lapse of your Policy if you keep the no lapse guarantee in effect. Before you take a cash withdrawal, loan, increase or decrease the specified amount, or add, increase or decrease a rider, you should consider carefully the effect it will have on the no lapse guarantee.

     If you take a cash withdrawal or Policy loan, if you increase or decrease the specified amount, or if you add, increase or decrease a rider, you will increase the risk of losing the no lapse guarantee. We deduct the total amount of your withdrawals, any outstanding loan amount, including accrued loan interest from your premiums paid when we determine whether your premium payments are high enough to keep the no lapse guarantee in effect.

     After the no lapse period, your Policy may lapse if loans, cash withdrawals, the monthly deductions, and insufficient investment returns reduce the net surrender value to zero. The Policy will enter a grace period if, on any Monthiversary, the net surrender value (that is, the cash value minus the surrender charge, and minus any outstanding loan amount and accrued loan interest) is not enough to pay the monthly deductions due.

     A Policy lapse may have adverse tax consequences.

     If your Policy lapses, we may allow you to reinstate this Policy within five years after it has lapsed (and prior to the maturity date), subject to underwriting.

Tax Risks (Income Tax and MEC)

     We expect that the Policy will generally be deemed a life insurance contract under federal tax law, and that the death benefit paid to the beneficiary will generally not be subject to federal income tax.

     Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under federal tax laws. Unlike traditional insurance, if a Policy is treated as a MEC, partial withdrawals, surrenders, assignments, pledges and loans will be treated first as distributions of gain that are taxable as ordinary income, and treated as tax-free recovery of the owner's basis in the Policy only after all gain has been distributed. In addition, a 10% penalty tax may be imposed on the taxable portion of cash withdrawals, surrenders, assignments, pledges and loans taken before you reach age 59 ½. If a Policy is not treated as a MEC, partial surrenders and withdrawals will not be subject to tax to the extent of your basis in the Policy. Amounts withdrawn in excess of your basis in the Policy, while subject to tax as ordinary income, will not be subject to a 10% penalty tax. Also, if your Policy is not a MEC, loans, assignments and pledges are not taxable when made although they may be taxable on the lapse or surrender of the Policy. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

Loan Risks

     A Policy loan, whether or not repaid, will affect cash value over time because we subtract the amount of the loan from the subaccounts and the fixed account and place that amount in the loan reserve account within the fixed account as collateral. We then credit a fixed interest rate of 3.0% to the loan collateral. As a result, the loan collateral does not participate in the investment results of the subaccounts and may not continue to receive the current interest rates credited to the unloaned portion of the fixed account. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts, and the interest rates credited to the fixed account, the effect could be favorable or unfavorable.

     We also currently charge interest on Policy loans at a rate of up to 3.75%, payable in arrears. This charge will not exceed 4.0%. Interest is added to the amount of the loan to be repaid.

     A Policy loan will make it more likely that a Policy would lapse. A Policy loan will increase the risk that the no lapse period will not remain in effect. There is also a risk that if the loan, insurance charges and unfavorable investment experience reduce your net surrender value, and the no lapse period guarantee is no longer in effect, then the Policy will lapse. Assuming Policy loans have not already been subject to tax as distributions, a significant tax liability could arise when the lapse occurs. Anyone considering using the Policy as a source of tax-free income by taking out Policy loans should consult a qualified tax advisor about the tax risks inherent in such a strategy before purchasing the Policy.

     If the Policy is not a MEC and lapses or is surrendered while a loan is outstanding, you will realize taxable income equal to the lesser of the gain in the Policy or the sum of the excess of the loan balance (including accrued interest) and any cash received on surrender over your basis in the Policy. If the Policy is a MEC or becomes a MEC within two years of taking a loan, the amount of the loan will be taxed as if it were a withdrawal from the Policy.

     If the Policy lapses or terminates due to volatility in the investment performance of the underlying portfolios or another reason, you may incur tax consequences at an unexpected time.

     You should consult with your own qualified tax advisor to apply the law to your particular circumstances.

Portfolio Risks

     A comprehensive discussion of the risks of each portfolio may be found in each portfolio’s prospectus. Please refer to the prospectuses for the portfolios for more information.

     There is no assurance that any portfolio will achieve its stated investment objective. Please note: There can be no assurance that the money market portfolios available with this Policy will be able to maintain a stable net asset value per share.  During extended periods of low interest rates, and partly as a result of insurance charges, the yield on a money market   may become extremely low and possibly negative.

Range of Expenses for the Portfolios

1, 2

     The next table shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2008. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	___%	___%

Net Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses, after contractual waiver of fees and expenses)[3]

	___%	___%

1 The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2008. Current or future expenses may be greater or less than those shown.

2 The table showing the range of expenses for the portfolios takes into account the expenses of several Transamerica Series Trust asset allocation portfolios that are “funds of funds.” A “fund of funds” portfolio typically allocates its assets, within predetermined percentage ranges, among certain other Series Trust portfolios and certain portfolios of the Transamerica Funds (each such portfolio an "Acquired Fund"). Each “fund of funds” has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, Western Reserve took into account the information received from the Transamerica Series Trust on the combined actual expenses for each of the “fund of funds” and for the portfolios in which it invests. The combined expense information includes the Acquired Fund fees and expenses (i.e., fees and expenses of underlying funds) for the Transamerica Series Trust asset allocation portfolios. See the prospectus for the Transamerica Series Trust for a presentation of the applicable Acquired Fund fees and expenses.

3 The range of Net Annual Portfolio Operating Expenses takes into account contractual arrangements for __ portfolios that require a portfolio’s investment adviser to reimburse or waive portfolio expenses until April 30, 2010.Western Reserve, the Separate Account, the Fixed Account and the Portfolios.

Western Reserve, The Separate Account, The Fixed Account and The Portfolios

Western Reserve

     Western Reserve Life Assurance Co. of Ohio, located at 570 Carillon Parkway, St. Petersburg, Florida 33716, is the insurance company issuing the Policy. We are obligated to pay all benefits under the Policy.

The Separate Account

     The separate account is a separate account of Western Reserve, established under Ohio law. We own the assets in the separate account, and we may use assets in the separate account to support other variable life insurance policies we issue. The separate account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).

     The separate account is divided into subaccounts, each of which invests in shares of a specific portfolio of a fund. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

     Income, gains, and losses credited to, or charged against, a subaccount of the separate account reflect the subaccount's own investment experience and not the investment experience of our other assets. The separate account's assets may not be used to pay any of our liabilities other than those arising from the Policies and other variable life insurance policies we issue. If the separate account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

     Changes to the Separate Account.As permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the separate account, including, among others, the right to:

•	Remove, combine, or add subaccounts and make the combined or new subaccounts available to you at our discretion;
•	Substitute shares of another registered open-end management company, which may have different fees and expenses, for shares of a subaccount at our discretion;
•	Close subaccounts to allocations of new premiums by existing or new policyowners at any time in our discretion;
•	Transfer assets supporting the Policies from one subaccount to another, or from the separate account to another separate account;
•	Combine the separate account with other separate accounts, and/or create new separate accounts;
•	Deregister the separate account under the 1940 Act, or operate the separate account as a management investment company under the 1940 Act, or as any other form permitted by law; and
•	Modify the provisions of the Policy to reflect changes to the subaccounts and the separate account and to comply with applicable law.

Some, but not all, of these future changes may be the result of changes in applicable laws or interpretation of the laws.

     The portfolios, which sell their shares to the subaccounts, may discontinue offering their shares to the subaccounts. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes. We reserve the right to make other structural and operational changes affecting the separate account.

The Fixed Account

     The fixed account is part of Western Reserve's general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, Western Reserve has sole discretion over the investment of the fixed account's assets. Western Reserve bears the full investment risk for all amounts contributed to the fixed account. Western Reserve guarantees that the amounts allocated to the fixed account will be credited interest daily at an annual net effective interest rate of at least 3.0%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. We have no formula for determining fixed account interest rates in excess of the guaranteed rate nor any duration for such rates.

Because of exemptive and exclusionary provisions, interest in the fixed account have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, interests in the fixed account are not subject to the provisions of these Acts, and WRL has been advised that the staff of the SEC has not reviewed the disclosure in the prospectus relating to the fixed account. Any inaccurate or misleading disclosure regarding the fixed account option may, however, be subject to certain generally applicable provisions of the federal securities laws.

     Money you place in the fixed account will begin earning interest compounded daily at the current interest rate in effect at the time of your allocation. For Policies applied for on/or after May 1, 2009, unless otherwise required by state law, we may restrict your allocations and transfers to the fixed account if the fixed account value, excluding the loan reserve, following the allocation or transfer would exceed $250,000. (This restriction does not apply to any transfer to the fixed account necessary in the exercise of conversion rights.) We may declare current interest rates from time to time. We may declare more than one interest rate for different money based upon the date of allocation or transfer to the fixed account. When we declare a current interest rate higher than the guaranteed rate on amounts allocated to the fixed account, we guarantee the higher rate on those amounts for at least one year (the "guarantee period") unless those amounts are transferred to the loan reserve. At the end of the guarantee period we may declare a new current interest rate on those amounts and any accrued interest thereon. We will guarantee this new current interest rate for another guarantee period. We credit interest greater than 3.0% during any guarantee period at our sole discretion. You bear the risk that interest we credit will not exceed 3.0%.

     We allocate amounts from the fixed account for cash withdrawals, transfers to the subaccounts, or the monthly deductions charges on a first in, first out basis ("FIFO") for the purpose of crediting interest.

      The fixed account is not available to you if your Policy was issued before January 1, 2009 in the state of New Jersey. You may not direct or transfer premium payments or cash value to the fixed account. The fixed account is used solely for Policy loans.

     The fixed account has not been registered with the Securities and Exchange Commission and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account.

The Portfolios

     The separate account invests in shares of the portfolios of a fund. Each portfolio is an investment division of a fund, which is an open-end management investment company registered with the SEC. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the SEC.

     Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or loss of one portfolio has no effect on the investment performance of any other portfolio. Pending any required approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.

     Each portfolio's investment objective(s) and policies are summarized below. There is no assurance that any of the portfolios will achieve its stated objective(s). Certain portfolios may have investment objectives and policies similar to other portfolios that are managed by the same investment adviser or sub-adviser. The investment results of the portfolios, however, may be higher or lower than those of such other portfolios. We do not guarantee or make any representation that the investment results of the portfolios will be comparable to any other portfolio, even those with the same investment adviser or manager.

     Note: You can find more detailed information about the portfolios, including a description of risks, in the fund prospectuses. You may obtain a free copy of the fund prospectuses by contacting us at 1-800-851-9777 or visiting our website at www.westernreserve.com. You should read the fund prospectuses carefully.

Portfolio	Investment Adviser/Sub-Adviser	Investment Objective
TRANSAMERICA SERIES TRUST:
Transamerica Asset Allocation – Conservative VP*	Transamerica Asset Management, Inc. Portfolio Construction Consultant:** Morningstar Associates, LLC	Seeks current income and preservation of capital.
Transamerica Asset Allocation – Growth VP*	Transamerica Asset Management, Inc. Portfolio Construction Consultant:** Morningstar Associates, LLC	Seeks long-term capital appreciation.
Transamerica Asset Allocation – Moderate Growth VP*	Transamerica Asset Management, Inc. Portfolio Construction Consultant:** Morningstar Associates, LLC	Seeks capital appreciation with current income as a secondary objective.
Transamerica Asset Allocation – Moderate VP*	Transamerica Asset Management, Inc. Portfolio Construction Consultant:** Morningstar Associates, LLC	Seeks capital appreciation and current income.
Transamerica Balanced VP	Transamerica Investment Management, LLC	Seeks long-term capital growth and current income with a secondary objective of capital preservation, by balancing investments among stocks, bonds, and cash or cash equivalents.

*Each asset allocation portfolio invests in a combination of underlying Transamerica Series Trust and Transamerica Funds portfolios.

** In Morningstar’s role as portfolio construction manager, Morningstar makes asset allocation and fund selection decisions for the portfolio.

Portfolio (cont.)	Investment Adviser/Sub-Adviser (cont.)	Investment Objective (cont.)
Transamerica BlackRock Large Cap Value VP	BlackRock Investment Management, LLC	Seeks long-term capital growth.
Transamerica Capital Guardian Value VP	Capital Guardian Trust Company	Seeks to provide long-term growth of capital.
Transamerica Clarion Global Real Estate Securities VP	ING Clarion Real Estate Securities, L.P.	Seeks long-term total return from investments primarily in equity securities of real estate companies. Total return will consist of realized and unrealized capital gains and losses plus income.
Transamerica Convertible Securities VP	Transamerica Investment Management, LLC	Seeks maximum total return through a combination of current income and capital appreciation.
Transamerica Efficient Market VP	AEGON USA Investment Management, Inc.	Seeks capital appreciation while seeking income as a secondary objective.
Transamerica Equity VP	Transamerica Investment Management, LLC	Seeks to maximize long-term growth.
Transamerica Federated Market Opportunity VP	Federated Equity Management Company of Pennsylvania	Seeks total return by investing in securities that have defensive characteristics.
Transamerica Foxhall Global Conservative VP	Transamerica Asset Management, Inc. Foxhall Capital Management, Inc.	Seeks modest growth and preservation of capital.
Transamerica Foxhall Emerging Markets/Pacific Rim VP	Transamerica Asset Management, Inc. Foxhall Capital Management, Inc.	Seeks long-term growth of capital.
Transamerica Foxhall Global Growth VP	Transamerica Asset Management, Inc. Foxhall Capital Management, Inc.	Seeks long-term growth of capital.
Transamerica Foxhall Global Hard Asset VP	Transamerica Asset Management, Inc. Foxhall Capital Management, Inc.	Seeks long-term growth of capital.
Transamerica Growth Opportunities VP	Transamerica Investment Management LLC	Seeks to maximize long-term growth.
Transamerica Hanlon Balanced VP	Transamerica Asset Management, Inc. Hanlon Investment Management, Inc.	Seeks current income and capital appreciation.

Portfolio (cont.)	Investment Adviser/Sub-Adviser (cont.)	Investment Objective (cont.)
Transamerica Hanlon Growth VP	Transamerica Asset Management, Inc. Hanlon Investment Management, Inc.	Seeks long-term capital appreciation.
Transamerica Hanlon Growth and Income VP	Transamerica Asset Management, Inc. Hanlon Investment Management, Inc.	Seeks capital appreciation and some current income.
Transamerica Hanlon Managed Income VP	Transamerica Asset Management, Inc. Hanlon Investment Management, Inc.	Seeks conservative stability.
Transamerica Index 50 VP	AEGON USA Investment Management, LLC	Seeks to balance capital appreciation and income.
Transamerica Index 75 VP	AEGON USA Investment Management, LLC	Seeks capital appreciation as a primary objective and income as a secondary objective.
Transamerica International Moderate Growth VP*	Transamerica Asset Management, Inc. Portfolio Construction Consultant:** Morningstar Associates, LLC	Seeks capital appreciation with current income as a secondary objective.
Transamerica JPMorgan Core Bond VP	JPMorgan Investment Advisors, Inc.	Seeks the highest possible current income within the confines of the primary goal of ensuring the protection of capital.
Transamerica JPMorgan Enhanced Index VP	JPMorgan Investment Advisors, Inc.

Seeks to earn a total return modestly in excess of the total return performance of the S&P 500 Composite Stock Price Index (including the reinvestment of dividends) while maintaining a volatility of return similar to the S&P 500 Composite Stock Price Index.

Transamerica JPMorgan Mid Cap Value VP***	JPMorgan Investment Advisors, Inc.	Seeks growth from capital appreciation.
Transamerica Legg Mason Partners All Cap VP	Clearbridge Advisors, LLC	Seeks capital appreciation.

*Each asset allocation portfolio invests in a combination of underlying Transamerica Series Trust and Transamerica Funds portfolios.
** In Morningstar’s role as portfolio construction manager, Morningstar makes asset allocation and fund selection decisions for the portfolio.

****This portfolio no longer accepts new investments from current or prospective investors. If you surrender your Policy’s cash value from this portfolio, you may not reinvest in this portfolio.

Portfolio (cont.)	Investment Adviser/Sub-Adviser (cont.)	Investment Objective (cont.)
Transamerica MFS High Yield VP****	MFS® Investment Management

Seeks to provide high current income by investing primarily in a professionally managed diversified portfolio of fixed-income securities, some of which may involve equity features. Capital growth, if any, is a consideration secondary to the objective of high current income.

Transamerica MFS International Equity VP	MFS® Investment Management	Seeks capital growth.
Transamerica Marsico Growth VP	Columbia Management Advisors, LLC	Seeks long-term growth of capital.
Transamerica Money Market VP±	Transamerica Investment Management, LLC	Seeks maximum current income from money market securities consistent with liquidity and preservation of principal .
Transamerica Munder Net50 VP	Munder Capital Management	Seeks long-term capital appreciation.
Transamerica PIMCO Total Return VP	Pacific Investment Management Company LLC	Seeks maximum total return consistent with preservation of capital and prudent investment management.
Transamerica Science & Technology VP	Transamerica Investment Management, LLC	Seeks long-term growth of capital.
Transamerica Small/Mid Cap Value VP	Transamerica Investment Management, LLC	Seeks to maximize total return.
Transamerica T. Rowe Price Equity Income VP	T. Rowe Price Associates, Inc.	Seeks to provide substantial dividend income as well as long-term growth of capital by primarily investing in the dividend-paying common stocks of established companies.
Transamerica T. Rowe Price Small Cap VP	T. Rowe Price Associates, Inc.	Seeks long-term growth of capital by investing primarily in common stocks of small growth companies.
Transamerica Templeton Global VP	Templeton Investment Counsel, LLC Transamerica Investment Management, LLC	Seeks long-term growth of capital.
Transamerica Third Avenue Value VP	Third Avenue Management LLC	Seeks long-term capital appreciation.

****This portfolio, under normal market conditions, invests at least 80% of its net assets in high-yield, fixed-income securities, which are generally lower rated bonds commonly known as “junk bonds.”

±There can be no assurance that the Transamerica Money Market VP portfolio will be able to maintain a stable net asset value per share.  During extended periods of low interest rates, and partly as a result of insurance charges, the yield on the WRL Transamerica Money Market VP subaccount may become extremely low and possibly negative.

Portfolio (cont.)	Investment Adviser/Sub-Adviser (cont.)	Investment Objective (cont.)
Transamerica U.S. Government Securities VP	Transamerica Investment Management, LLC

Seeks to provide as high a level of total return as is consistent with prudent investment strategies by investing under normal conditions at least 80% of its net assets in U.S. government debt obligations and mortgage-backed securities issued or guaranteed by the U.S. government, its agencies or government-sponsored entities.

Transamerica Value Balanced VP	Transamerica Investment Management, LLC	Seeks preservation of capital and competitive investment returns.
Transamerica Van Kampen Large Cap Core VP+	Morgan Stanley Investment Management, Inc. (doing business as “Van Kampen”)	Seeks capital appreciation.
Transamerica Van Kampen Mid-Cap Growth VP	Van Kampen Asset Management Inc.	Seeks capital appreciation.
FIDELITY FUNDS:
Fidelity VIP Contrafund® Portfolio++	Fidelity Management & Research Company	Seeks long-term capital appreciation.
Fidelity VIP Equity-Income Portfolio++	Fidelity Management & Research Company

Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor’s 500SM Index.

Fidelity VIP Growth Opportunities Portfolio++	Fidelity Management & Research Company	Seeks to provide capital growth.
Fidelity VIP Index 500 Portfolio	Fidelity Management & Research Company	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor’s 500SM Index.
Alliancebernstein variable products series fund, inc.:
AllianceBernstein Balanced Wealth Strategy Portfolio	AllianceBernstein L.P.	Seeks to maximize total return consistent with the Adviser’s determination of reasonable risk.
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST:
Franklin Templeton VIP Founding Funds Allocation Fund	Franklin Adviser’s, Inc. Administer: Franklin Templeton Services, LLC +++ (FT Services)	Seeks capital appreciation with a secondary goal of income.

+ Effective May 1, 2009, Transamerica Capital Guardian U.S. Equity VP was merged into Transamerica Van Kampen Large Cap Core VP. All policyowners invested in the Capital Guardian portfolio on the closing date were allocated equal units in Transamerica Van Kampen portfolio.

++ Effective May 1, 2003, this portfolio was no longer available for sale to new investors.

+++In its role as Administer, FT Services provides certain administrative services and facilities for the fund. FT Services also monitors the percentage of the Fund’s assets allocated to the underlying funds and seeks to rebalance the Fund’s portfolio whenever the percentage of assets allocated to one or more of the funds and seeks to rebalance the Fund’s portfolio whenever the percentage allocated to one or more underlying funds is below or above 3% of the applicable fixed percentage.

Portfolio (cont.)	Investment Adviser/Sub-Adviser (cont.)	Investment Objective (cont.)
PROFUNDS:±+++
ProFund VP Asia 30	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the ProFunds Asia 30 Index.
ProFund VP Basic Materials	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Basic Materials Index.
ProFund VP Bull	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P 500 Index SM.
ProFund VP Consumer Services	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Consumer Services Index® (USDX).
ProFund VP Emerging Markets	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Bank of New York Emerging Markets 50 ADR Index.
ProFund VP Europe 30	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the ProFunds Europe 30 Index.
ProFund VP Falling U.S. Dollar	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the U.S. Dollar Index.
ProFund VP Financials	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Financials Index.
ProFund VP International	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Morgan Stanley Capital International Europe, Australasia and Far East (MSCI EAFE) Index.
ProFund VP Japan	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Nikkei 225 Stock Average.

+++± The ProFunds and Access Trust portfolios permit frequent transfers. Frequent transfers may increase portfolio turnover. A high level of portfolio turnover may negatively impact performance by increasing transaction costs. In addition, large movements of assets into and out of a ProFunds or Access Trust portfolio may negatively impact a fund’s ability to achieve its investment objective or maintain a consistent level of operating expenses. See “Disruptive Trading and Market Timing.” Some ProFunds or Access Trust portfolios may use investment techniques not associated with most mutual fund portfolios. Investors in the ProFunds and Access Trust portfolios will bear additional investment risks. See the ProFunds or Access Trust prospectus for a description of the investment objectives and risks associated with investing in the ProFunds or Access Trust portfolios.

Portfolio (cont.)	Investment Adviser/Sub-Adviser (cont.)	Investment Objective (cont.)
ProFund VP Mid-Cap	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P MidCap 400 Index.
ProFund VP Money Market±	ProFund Advisors LLC	Seeks a high level of current income consistent with liquidity and preservation of capital.
ProFund VP NASDAQ-100 (formerly, ProFund VP OTC)	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the NASDAQ-100 Index.
ProFund VP Oil & Gas	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Oil & Gas Index.
ProFund VP Pharmaceuticals	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Pharmaceuticals Index.
ProFund VP Precious Metals	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones Precious Metals Index.
ProFund VP Short Emerging Markets	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Bank of New York Emerging M arkets 50 ADR Index.
ProFund VP Short International	ProFund Advisors LLC

Seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Morgan Stanley Capital International Europe, Australasia and Far East (MSCI EAFE) Index.

ProFund VP Short NASDAQ-100	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the NASDAQ-100 Index.
ProFund VP Short Small-Cap	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Russell 2000 Index.

±There can be no assurance that the ProFund VP Money Market portfolio will be able to maintain a stable net asset value per share.  During extended periods of low interest rates, and partly as a result of insurance charges, the yield on the WRL  ProFund Money Market VP subaccount may become extremely low and possibly negative.

Portfolio (cont.)	Investment Adviser/Sub-Adviser (cont.)	Investment Objective (cont.)

ProFund VP Small-Cap	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Russell 2000 Index.
ProFund VP Small-Cap Value	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P SmallCap 600/Citigroup Value Index.
ProFund VP Telecommunications	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Telecommunications Index.
ProFund VP UltraSmall-Cap	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Russell 2000 Index.
ProFund VP U.S. Government Plus	ProFund Advisors LLC

Seeks daily investment results, before fees and expenses, that correspond to one and one-quarter times (125%) the daily price movement of the most recently issued 30-year U.S. Treasury Bond (“Long Bond”).

ProFund VP Utilities	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Utilities Index.
ACCESS TRUST: ±±++
Access VP High Yield Fund*	ProFund Advisors LLC	Seeks to provide investment results that correspond generally to the total return of the high yield market consistent with maintaining reasonable liquidity.

++±±The ProFunds and Access Trust portfolios permit frequent transfers. Frequent transfers may increase portfolio turnover. A high level of portfolio turnover may negatively impact performance by increasing transaction costs. In addition, large movements of assets into and out of a ProFunds or Access Trust portfolio may negatively impact a fund’s ability to achieve its investment objective or maintain a consistent level of operating expenses. See “Disruptive Trading and Market Timing.” Some ProFunds or Access Trust portfolios may use investment techniques not associated with most mutual fund portfolios. Investors in the ProFunds and Access Trust portfolios will bear additional investment risks. See the ProFunds or Access Trust prospectus for descriptions of the investment objectives and risks associated with investing in the ProFunds or Access Trust portfolios.

* Under normal market conditions, this portfolio invests at least 80% of its net assets in credit default swaps and other financial instruments that in combination have economic characteristics similar to the high yield debt (“junk bonds”) market and/or in high yield debt securities.

     Transamerica Asset Management, Inc. ("Transamerica Asset") (formerly, Transamerica Fund Advisors, Inc.), located at 570 Carillon Parkway, St. Petersburg, Florida 33716, is directly owned by Western Reserve (77%) and AUSA Holding Company (23%), and serves as investment adviser to the Transamerica Series Trust and manages the Transamerica Series Trust in accordance with policies and guidelines established by the Transamerica Series Trust’s Board of Trustees. For certain portfolios, Transamerica Asset has engaged investment sub-advisers to provide portfolio management services. Transamerica Asset and each investment sub-adviser are registered investment advisers under the Investment Advisers Act of 1940, as amended. See the Transamerica Series Trust prospectuses for more information regarding Transamerica Asset and the investment sub-advisers.

     Fidelity Management & Research Company (“FMR”), located at 82 Devonshire Street, Boston, Massachusetts 02109, serves as investment adviser to the Fidelity VIP Fund and manages the Fidelity VIP Fund in accordance with policies and guidelines established by the Fidelity VIP Fund’s Board of Trustees. For certain portfolios, FMR has engaged investment sub-advisers to provide portfolio management services with regard to foreign investments. FMR and each sub-adviser are registered investment advisers under the Investment Advisers Act of 1940, as amended. See the Fidelity VIP Fund prospectuses for more information regarding FMR and the investment sub-advisers.

     Morningstar Associates, LLC ("Morningstar"), located at 225 West Wacker Drive, Chicago, Illinois 60606, serves as a "consultant" to Transamerica Asset for investment model creation and maintenance to the Transamerica Asset Allocation – Conservative VP, Transamerica Asset Allocation – Moderate VP, Transamerica Asset Allocation – Moderate Growth VP, Transamerica Asset Allocation – Growth VP, and Transamerica International Moderate Growth VP of the Series Trust. Morningstar will be paid an annual fee for its services. See the Series Trust prospectuses for more information regarding Morningstar.

     ProFund Advisors LLC (“ProFund Advisors”), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor and provides management services to all of the ProFunds and Access Trust portfolios. ProFund Advisors oversees the investment and reinvestment of the assets in each ProFunds and Access Trust portfolio in accordance with policies and guidelines established by the ProFunds’ and Access Trust's Board of Trustees. ProFund Advisors is a registered investment adviser under the Investment Advisers Act of 1940, as amended. See the ProFunds or Access Trust prospectuses for more information regarding ProFund Advisors.

AllianceBernstein L.P., located at 1345 Avenue of the Americas, New York, New York 10105 serves as investment adviser to the Alliance Bernstein Variable Products Series Fund, Inc. and manages the AllianceBernstein Balanced Wealth Strategy Portfolio in accordance with the policies and guidelines established by the AllianceBernstein Board of Directors. Please see the prospectus for the portfolio for more information regarding AllianceBernstein L.P.

Franklin Advisers, L.P. (“Franklin”), located at One Parkway, San Mateo, California serves as investment advisor to the Franklin Templeton Variable Insurance Products Trust and manages the Franklin Templeton VIP Founding Funds Allocation Fund. Franklin Templeton Services, LLC (“FT Services”) serves as administrator for the portfolio and provides certain administrative services and facilities for the advisor, and oversees rebalancing of the portfolio’s assets. FT Services will be paid a fee for its services from the portfolio. Franklin oversees the investment and reinvestment of the portfolio’s assets in accordance with policies and guidelines established by the Trust’s Board of Trustees. Please see the portfolio’s prospectus for more information regarding Franklin and FT Services.

Selection of Underlying Portfolios

     The underlying portfolios offered through this product are selected by Western Reserve, and Western Reserve may consider various factors, including, but not limited to, asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying portfolio or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the portfolio can provide marketing and distribution support for sales of the Policies. (For additional information on these arrangements, see “Revenue We Receive.”) We review the portfolios periodically and may remove a portfolio, or limit its availability to new premiums and/or transfers of cash value if we determine that a portfolio no longer satisfies one or more of the selection criteria, and/or if the portfolio has not attracted significant allocations from policyowners. We have included the Series Trust portfolios at least in part because they are managed by Transamerica Asset, our directly owned subsidiary.

     You are responsible for choosing the portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you, decisions regarding investment allocations should be carefully considered. Please note: Certain portfolios have similar names; it is important that you state or write the full name of the portfolio that you wish to direct your allocation to when you submit an allocation request. Failure to do so may result in a delay of the requested allocation amount being credited to the subaccount.

     In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the portfolios that is available to you, including each fund's prospectus, statement of additional information and annual and semi/annual reports. Other sources such as newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a fund or portfolio. After you select portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

     You bear the risk of any decline in the cash value of your Policy resulting from the performance of the portfolios you have chosen.

     We do not recommend or endorse any particular portfolio and we do not provide investment advice.

Addition, Deletion, or Substitution of Portfolios

     We do not guarantee that each portfolio will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new portfolios or portfolio classes, close existing portfolios or portfolio classes, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase for the separate account securities from other portfolios. We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

Your Right to Vote Portfolio Shares

     Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as policyowners instruct, as long as such action is required by law.

     Before a vote of a portfolio's shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your voting instructions to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of cash value you have in that portfolio (as of a date set by the portfolio).

     If we do not receive voting instructions on time from some policyowners, we will vote those shares in the same proportion as the timely voting instructions we receive. Therefore, because of proportional voting, a small number of policyowners may control the outcome of a vote. Should federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to policyowners advising you of the action and the reasons we took such action.

Charges and Deductions

          This section describes the charges and deductions that we make under the Policy in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The fees and charges deducted under the Policy may result in a profit to us.

Services and benefits we provide under the Policy:	•	the death benefit, cash and loan benefits;
	•	investment options, including premium allocations;
	•	administration of elective options; and
	•	the distribution of reports to owners.

Costs and expenses we incur:	•	costs associated with processing and underwriting applications;
	•	expenses of issuing and administering the Policy (including any Policy riders);
	•	overhead and other expenses for providing services and benefits and sales and marketing expenses, including compensation paid in connection with the sale of the Policies; and
	•	other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state and local premium and other taxes and fees.

Risks we assume:	•	that the charges we may deduct may be insufficient to meet our actual claims because insureds die sooner than we estimate; and
	•	that the costs of providing the services and benefits under the Policies may exceed the charges we are allowed to deduct.

     Some or all the charges we deduct are used to pay aggregate Policy costs and expenses we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.

Monthly Deductions

     We take the monthly deductions from the cash value on the Policy date and on each Monthiversary. We deduct this charge on a pro rata basis from all accounts (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the total cash value on the Monthiversary). Because portions of the monthly deductions (such as cost of insurance) can vary monthly, the monthly deductions will also vary.

The monthly deductions are equal to:	•	the monthly Policy charge; plus
	•	the monthly cost of insurance charge for the Policy; plus
	•	the monthly charge for any benefits provided by riders attached to the Policy.
Monthly Policy Charge (for Policies Applied for On or After May 1, 2009):
	•	This charge currently equals $7.00 each Policy month for Juveniles at issue age 0-17 and $0 for issue ages 18 and over. After the first Policy year, we may increase this charge.
	•	We guarantee this charge will never be more than $12 per month for juveniles at issue age 0-17 and $0 for issue ages 18 and over.
	•	This charge is used to cover aggregate Policy expenses.

Cost of Insurance Charge:
	•	We deduct this charge each month. It varies each month and is determined as follows:

1.divide the death benefit on the Monthiversary by 1.0024663 (this factor reduces the net amount at risk, for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 3.0%);

2.subtract the cash value on the Monthiversary after it has been allocated among the segments of specified amount in force in the following order: first, initial specified amount; then, each increase in specified amount starting with the oldest increase; then the next oldest, successively, until all cash value has been allocated (the resulting amounts are the net amount at risk for each segment of specified amount);

3.multiply each segment of net amount at risk provided under 2. (above) by the appropriate monthly cost of insurance rate for that segment; and add the results together.
	•	Your monthly current cost of insurance rate depends, in part, on your specified amount band. The specified amount bands available are:
>Band 1: $50,000 - $249,999
>Band 2: $250,000- $499,999
>Band 3: $500,000- $999,999
>Band 4: $1,000,000 and over
	•	Generally, the higher the specified amount band you choose, the lower the current cost of insurance rates.
•

We determine your specified amount band by referring to the specified amount in force for the Base Policy (that is, the initial specified amount on the Policy date, plus any increases, and minus any decreases). Riders are not included in determining the Policy’s specified amount band.

Optional Insurance Riders:
•	The monthly deductions will include charges for any optional insurance benefits you add to your Policy by rider.

To determine the monthly cost of insurance rates, we refer to a schedule of current cost of insurance rates using: the insured's issue age on the Policy date; issue age at the time of any increase in specified amount; specified amount band; gender; underwriting class; and the length of time from the Policy date or from the date of any increase in specified amount. The factors that affect the net amount at risk for each segment of specified amount include: the investment performance of the portfolios in which you invest; payment of premiums; the fees and charges deducted under the Policy; the death benefit option you chose; as well as any Policy transactions (such as loans, partial withdrawals, transfers, and changes in specified amount). The actual monthly cost of insurance rates are primarily based on our expectations as to future mortality experience and expenses. Monthly cost of insurance rates may be changed by us from time to time. The actual rates we charge will never be greater than the Table of Guaranteed Maximum Life Insurance Rates stated in your Policy. For Policies applied for on or after May 1, 2009, these guaranteed rates are based on the 2001 C.S.O. Tables and the insured’s attained age, gender, and rate class. For Policies applied for and issued before January 1, 2009, these guaranteed rates are based on the1980 C.S.O. Tables and the insured's attained age, gender, and rate class. For standard rate classes, these guaranteed rates will never be greater than the rates in the C.S.O. tables that are applicable to your Policy.

If you increase the specified amount, different monthly cost of insurance rates may apply to that segment of specified amount, based on the insured’s age and rate class at the time of the increase, gender, and the length of time since the increase. Increases in specified amount may move the Policy into a higher specified amount band, which may result in a decrease in the rates for the cost of insurance charge.

Decreases in specified amount may cause the Policy to drop into a lower band of specified amount,

and may result in an increase in cost of insurance rates. Decreases in specified amount will be applied on a last-in, first-out basis to the specified amount in force, and will first reduce the specified amount provided by the most recent increase in specified amount in force, then reduce the next most recent increases, successively, and thereafter reduce the initial specified amount.

     The underwriting class of the insured will affect the cost of insurance rates. We use a standard method of underwriting in determining underwriting classes, which are based on the health of the insured. We currently place insureds into preferred and standard classes. We also place insureds into sub-standard classes with extra ratings, which reflect higher mortality risks, and will result in higher cost of insurance rates. Examples of reasons an insured may be placed into an extra risk factor underwriting class include, but are not limited to, medical history, avocation, occupation, driving record, or planned future travel (where permitted by state law).

     We may issue certain Policies on a simplified or expedited basis. Cost of insurance rates charged for any Policies issued on a simplified or expedited basis may cause healthy individuals to pay higher cost of insurance rates than they would pay under a substantially similar Policy that we offer using different underwriting criteria.

The cost of insurance charge for any optional insurance rider, and for any increase in rider specified amount, is calculated in the same manner used to determine the Base Policy’s cost of insurance charges. The guaranteed cost of insurance rates under the riders are based on the same tables as the guaranteed cost of insurance rates on the Base Policy’s net amount at risk.

Mortality and Expense Risk Charge

     We deduct a daily charge from your Policy’s cash value in each subaccount that, together with other fees and charges, compensates us for services rendered, the expenses expected to be incurred, and the risks assumed. This charge is equal to:

For Policies Applied for On Or After May 1, 2009 this charge is a maximum of:

•	your Policy's cash value in each subaccount; multiplied by
•	the daily pro rata portion of the annual mortality and expense risk charge rate of 1.50%.

     The annual rate for the mortality and expense risk charge is equal to 1.50% of the average daily net assets of each subaccount. We may reduce this charge to 0.30% after the first 15 Policy years, but we do not guarantee that we will do so, and we reserve the right to maintain this charge at the 1.50% level after the 15th Policy year.

For Policies Applied for and Issued Before January 1, 2009 this charge is a maximum of:

•	your Policy's cash value in each subaccount; multiplied by
•	the daily pro rata portion of the annual mortality and expense risk charge rate of: 0.90% for Policy years 1-15; and .60% after the first 15 Policy years.

     The annual rate for the mortality and expense risk charge is equal to 0.90% of the average daily net assets of each subaccount. We guarantee to reduce this charge to 0.60% after the first 15 Policy years. We may reduce this charge to 0.30% in the 16th Policy year, but we do not guarantee that we will do so, and we reserve the right to maintain this charge at the 0.60% level after the 15th Policy year.

     If this charge, combined with other Policy fees and charges, does not cover our total actual costs for services rendered and expenses incurred, we absorb the loss. Conversely, if these fees and charges more than cover actual costs, the excess is added to our surplus. We expect to profit from these charges.

Loan Interest Spread

     We currently charge you an effective annual interest rate on a Policy loan of 3.75% (4.0% maximum guaranteed) on each Policy anniversary. We will also credit the amount in the loan reserve account with an effective annual interest rate of 3.0%. After offsetting the 3.0% interest we credit, the net cost of loans currently is 0.75% annually (1.0% maximum guaranteed). After the 10th Policy year, we will apply preferred loan charged rates on an amount equal to the cash value minus total premiums paid (less any cash withdrawals) and minus any outstanding loan amount including accrued loan interest. The current preferred loan effective annual interest rate charged is 3.00% and is not guaranteed.

Taxes

     We currently do not make any deductions for taxes from the separate account. We may do so in the future to the extent that such taxes are imposed by federal or state agencies.

Rider Charges

•

Living Benefit Rider. We reduce the single sum benefit by a discount factor to compensate us for expected lost income resulting from the early payment of the death benefit. The discount factor is equal to the current yield on 90-day U.S. treasury bills or the Policy loan rate, whichever is greater. For a complete description of the Living Benefit Rider, please refer to the section entitled “Living Benefit Rider (an Accelerated Death Benefit)” in this prospectus.

•	Children’s Insurance Rider. We assess a cost of insurance charge based on the rider face amount, regardless of the number of children insured.
•

Accidental Death Benefit Rider. We assess a cost of insurance charge based on the insured’s attained age and rider face amount. Cost of insurance charges generally will increase each year with the age of the insured.

•

Other Insured Rider. We assess a cost of insurance charge based on each other insured’s issue age, gender, underwriting class, Policy year and the rider face amount. Cost of insurance charges generally will increase each year with the age of the insured. These charges will vary depending on whether the 1980 C.S.O. Tables or the 2001 C.S.O. Tables are applicable to your Policy, which depends upon the application and/or issue date of your Policy.

•

Disability Waiver Rider. We assess a rider charge based on the primary insured’s issue age, gender and net amount at risk for the Policy, as well as a charge based on those riders that would be eligible to have monthly deductions waived.

•

Disability Waiver and Income Rider. The charge for this rider is based on the primary insured’s issue age, gender and the amount of monthly waiver of premium benefit that would be paid in the event of total disability, as defined in the rider.

Portfolio Expenses

     The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of your portfolio shares. See the fund prospectuses for more detailed information about the funds.

Revenue We Receive

     We (and our affiliates) may directly or indirectly receive payments from the portfolios, their advisers, sub-advisers, distributors or affiliates thereof, in connection with certain administrative, marketing and other services we (and our affiliates) provide and expenses we incur. We (and/or our affiliates) generally receive three types of payments:

Rule 12b-1 Fees. Our affiliate, Transamerica Capital, Inc. (“TCI”) serves as the principal underwriter for the Policies. TCI receives some or all of the 12b-1 fees from the funds. Any 12b-1 fees received by TCI that are attributable to our variable insurance products are then credited to us. These fees range from 0.00% to 0.25% of the average daily assets of the certain portfolios attributable to the Policies and to certain other variable insurance products that we and our affiliates issue.

Administrative, Marketing and Support Service Fees (“Service Fees”). The investment adviser, sub-adviser, administrators, and/or distributors (or affiliates thereof) of the portfolios may make payments to us and/or our affiliates, including TCI. These payments may be derived, in whole or in part, from the profits the investment adviser or sub-adviser receives from the advisory fee deducted from portfolio assets. Policyowners, through their indirect investment in the portfolios, bear the costs of these advisory fees (see the prospectuses for the funds for more information). The amount of the payments we receive is based on a percentage of the assets of the particular portfolios attributable to the Policy and to certain other variable insurance products that our affiliates and we issue. These percentages differ and may be significant. Some advisers or sub-advisers (or other affiliates) pay us more than others.

The chart below provides the maximum combined percentages of 12b-1 fees and Service Fees that we anticipate will be paid to us on an annual basis:

Incoming Payments to Western Reserve and TCI
Fund	Maximum Fee % of assets*	Fund	Maximum Fee % of assets*
Transamerica Series Trust **	--	Fidelity Variable Insurance Products Fund	0.50%***
ProFunds	0.25%	Access Trust	0.25%

*Payments are based on a percentage of the average assets of each fund portfolio owned by the subaccounts available under this Policy and under certain other variable insurance products offered by our affiliates and us. We may continue to receive 12b-1 fees and administrative fees on subaccounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services we provide.
** Because the Transamerica Series Trust is managed by an affiliate, there are additional benefits to us and our affiliates for amounts you allocate to the Series Trust portfolios, in terms of our and our affiliates’ overall profitability. During 2007 we received $42.5 million from Transamerica Asset.

***We receive this percentage once $100 million in fund shares are held by the subaccounts of Western Reserve and its affiliates.

Other payments. We and our affiliates, including TCI, InterSecurities, Inc. (“ISI”), and World Group Securities (“WGS”), also directly or indirectly receive additional amounts or different percentages of assets under management from certain advisers and sub-advisers to the portfolios (or their affiliates) with regard to variable insurance products or mutual funds that are issued or managed by us and our affiliates. These payments may be derived, in whole or in part, from the profits the investment adviser or sub-adviser receives from the advisory fees deducted from portfolio assets. Policyowners, through their indirect investment in the portfolios, bear the costs of these advisory fees (see the prospectuses for the funds for more information). Certain advisers and sub-advisers of the underlying portfolios (or their affiliates) (1) may pay TCI amounts up to $75,000 per year to participate in a “preferred sponsor” program that provides such advisers and sub-advisers with access to TCI’s wholesalers at TCI’s national and regional sales conferences that are attended by TCI’s wholesalers; (2) may provide our affiliates, and/or selling firms with wholesaling services to assist us in the distribution of the Policy; and (3) may provide us and/or certain affiliates and/or selling firms with occasional gifts, meals, tickets or other compensation as an incentive to market the portfolios and to cooperate with their promotional efforts.The amounts may be significant and provide the adviser or sub-adviser (or other affiliates) with increased access to us and to our affiliates involved in the distribution of the Policy.

For the calendar year ended December 31, 2008, TCI received revenue sharing payments ranging from $______ to $______ (for a total of $_______) from the following fund managers and/or sub-advisers to participate in TCI’s events: T. Rowe Price Associates, Inc.; American Century Investment Management; MFS Investment Management; Transamerica Investment Management, LLC; Pacific Investment Management Company LLC; Jennison Associates; Lehman Brothers/Neuberger Berman; Legg Mason; Alliance Bernstein; Federated Funds; Fidelity Funds; ING Clarion; Merrill Lynch; AMVESCAP; BlackRock; Columbia Management LLC; JPMorgan Investment Management, Inc.; Oppenheimer Funds; and SunTrust.

Please note: Some of the aforementioned managers and/or sub-advisers may not be associated with underlying fund portfolios currently available in this product.

     Proceeds from certain of these payments by the funds, the advisers, the sub-advisers and/or their affiliates may be profit to us, and may be used for any corporate purpose, including payment of expenses (i) that we and our affiliates incur in promoting, issuing, marketing, distributing and administering the Policies; and (ii) that we incur, in our role as intermediary in promoting, marketing and administering the fund portfolios.

     For further details about the compensation payments we make in connection with the sale of the Policies, see "Sale of the Policies" in this prospectus.

The Policy

     Depending on the state of issue, your Policy may be an individual Policy or a certificate issued under a group Policy. The Policy is subject to the insurance laws and regulations of each state or jurisdiction in which it is available for distribution. There may be differences between the Policy issued and the general Policy description contained in this prospectus because of requirements of the state where your Policy is issued. Some of the state specific differences are included in the prospectus, but this prospectus does not include references to all state specific differences. All state specific Policy features will be described in your Policy.

Ownership Rights

     The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The principal rights an owner may exercise are:

•	to designate or change beneficiaries before the death of the surviving insured;
•	to receive amounts payable before the death of the insured;
•	to assign the Policy (if you assign the Policy, your rights and the rights of anyone who is to receive payment under the Policy are subject to the terms of that assignment);
•	to change the owner of this Policy; and
•	to change the specified amount of this Policy.

 No designation or change in designation of an owner will take effect unless we receive written request thereof. The request will take effect as of the date we receive it at our mailing address, subject to payment or other action taken by us before it was received.

Modifying the Policy

     Any modifications or waiver of any rights or requirements under the Policy must be in writing and signed by our president or secretary. No agent may bind us by making any promise not contained in this Policy.

Upon notice to you, we may modify the Policy:

•	to make the Policy or the separate account comply with any law or regulation issued by a governmental agency to which we are subject; or
•

to assure continued qualification of the Policy as a life insurance contract under the Internal Revenue Code or to meet applicable requirements of other federal or state laws relating to variable life policies; or

•	to reflect a change in the operation of the separate account; or
•	to provide additional subaccounts and/or fixed account options.

  We may also decide to purchase securities from other portfolios for the separate account. We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

Purchasing a Policy

     To purchase a Policy, you must submit a completed application and an initial premium to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with TCI, the principal underwriter for the Policy, and us.

There may be delays in our receipt and processing of applications and premium payments that are outside of our control – for example, because of the failure of a selling broker-dealer or registered representative to promptly forward the application to us at our mailing address, or because of delays in determining whether the Policy is suitable for you. Any such delays will affect when your Policy can be issued.

     You select the specified amount of insurance coverage for your Policy within the following limits. Our current minimum specified amount for a Policy is generally $50,000. We currently charge lower cost of insurance rates for Policies with specified amounts in higher bands of coverage. We offer the following specified amount bands of coverage:

➢	➢ band 1: $50,000 - $249,999
➢ band 2: $250,000 - $499,999
➢ band 3: $500,000 - $999,999
➢ band 4: $1,000,000 and over

 We will generally only issue a Policy to you if you provide sufficient evidence that the insured meets our insurability standards. Your application is subject to our underwriting rules, and we may reject any application for any reason permitted by law. We will not issue a Policy to you if the insured is over age 85. The insured must be insurable and acceptable to us under our underwriting rules on the later of:

•	the date of your application; or
•	the date the insured completes all of the medical tests and examinations that we require.

Tax-Free "Section 1035" Exchanges

     You can generally exchange one life insurance policy for another covering the same insured in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both life insurance policies carefully. Remember that if you exchange another life insurance policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy, other charges may be higher (or lower), and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, or if your current policy is subject to a policy loan, you may also have to pay federal income tax on the exchange. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

When Insurance Coverage Takes Effect

     Insurance coverage under the Policy will take effect only if all of the following conditions have been met: (1) the first full premium must be received by the Company at our mailing address; (2) during the lifetime of every proposed insured, the proposed owner must have personally received and accepted the Policy which was applied for and all answers on the application must be true and correct on the date such Policy is received and accepted; and (3) on the date of the later of either (1) or (2) above, all of the statements and answers given in the application must be true and complete, and there must have been no change in the insurability of any proposed insured.

     Conditional Insurance Coverage. If you pay the full initial premium and have met all of the requirements listed in the conditional receipt attached to the application, and we deliver the conditional receipt to you, the insured may have conditional insurance coverage under the terms of the conditional receipt. The conditional insurance coverage may vary by state and/or underwriting standards. Because we do not accept initial premiums in advance for Policies with a specified amount in excess of $1,000,000, we do not offer conditional insurance coverage for Policies issued with a specified amount in excess of $1,000,000. Conditional insurance coverage is void if the check or draft you gave us to pay the initial premium is not honored when we first present it for payment.

The aggregate amount of conditional insurance coverage, if any, is the lesser of:	•	the amounts applied for under all conditional receipts issued by us; or
	•	$500,000 of life insurance.
Subject to the conditions and limitations of the conditional receipt, conditional insurance under the terms of the Policy applied for may become effective as of the later of:	•	the date of application; or
	•	the date of the last medical examination, test, and other screenings required by us, if any (the “Effective
Date”). Such conditional insurance will take effect as of the Effective Date, as long as all of the following requirements are met:
1.

The person proposed to be insured is found to have been insurable as of the Effective Date, exactly as applied for in accordance with our underwriting rules and standards, without any modifications as to plan, amount, or premium rate;

		2.	As of the Effective Date, all statements and answers given in the application must be true;
3.

The payment made with the application must not be less than the full initial premium for the mode of payment chosen in the application and must be received at our mailing address within the lifetime of the proposed insured;

4.

All medical examinations, tests, and other screenings required of the proposed insured by us are completed and the results received at our mailing address within 60 days of the date the application was signed; and

		5.	All parts of the application, any supplemental application, questionnaires, addendum and/or amendment to the application are signed and received at our mailing address.

Any conditional life insurance coverage terminates on the earliest of:	a.	60 days from the date the application was signed;
	b.	the date we either mail notice to the applicant of the rejection of the application and/or mail a refund of any amounts paid with the application;
	c.	when the insurance applied for goes into effect under the terms of the Policy applied for; or
	d.	the date we offer to provide insurance on terms that differ from the insurance for which you have applied.

Special limitations of the conditional receipt:	•	the conditional receipt is not valid unless:
		>	all blanks in the conditional receipt are completed; and
		>	the receipt is signed by an agent or authorized Company representative.

Other limitations:	•	There is no conditional receipt coverage for riders or any additional benefits, if any, for which you may have applied.
	•	If one or more of the receipt’s conditions have not been met exactly, or if a proposed insured dies by suicide, we will not be liable except to return any payment made with the application.
•

If we do not approve and accept the application within 60 days of the date you signed the application, the application will be deemed to be rejected by us and there will be no conditional insurance coverage. In that case, Western Reserve’s liability will be limited to returning any payment(s) you have made upon return of this receipt to us.

      Full Insurance Coverage and Allocation of Initial Premium. Once we determine that the insured meets our underwriting requirements and you have paid the initial premium, full insurance coverage will begin and we will begin to take the monthly deductions from your net premium. This date is the Policy date. Any premium payments we receive before the Policy date will be held in a non-interest bearing suspense account. On the Policy date (or on the record date if your Policy is backdated), the entire amount in the non-interest bearing suspense account will be allocated as follows: (i) to the subaccounts and/or the fixed account as you specified in your application, if your state does not require a full refund of initial premium; or (ii) to the reallocation account, if your state requires us to return your initial premium in the event you exercise your free-look right. (While held in the reallocation account, premium(s) will be credited with interest at the current fixed rate until the reallocation date when they will be allocated to the subaccounts and/or the fixed account as you specified in your application.)

     On any day we credit net premiums or transfer cash value to a subaccount, we will convert the dollar amount of the net premium (or transfer) into subaccount units at the unit value for that subaccount, determined at the end of the day on which we receive the premium or transaction request:

Transaction Type:	Priced when received at our:
payment by check	mailing address, unless other address appears on your billing coupon
transfer request	administrative office
payment by wire transfer	administrative office
electronic credit and debit transactions (e.g., payments through direct deposit, debit transfers, and forms of e-commerce payments	administrative office

We will credit amounts to the subaccounts only on a valuation date, that is, on a date the New York Stock Exchange ("NYSE") is open for trading.

Backdating a Policy

     If you request, we may backdate a Policy by assigning a Policy date earlier than the date the Policy is issued. However, in no event will we backdate a Policy earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, will amend your application. Your premiums, however, will be credited on the date the Policy is issued, not the backdated Policy date.

     Cost of insurance charges are based in part on the age of the insured on the Policy date or on the date of any increase in specified amount. Generally, cost of insurance charges are lower at a younger age. We will deduct the monthly deductions, including cost of insurance charges, for the period that the Policy is backdated. This means that while the monthly deductions may be lower than what would have been charged had we not backdated the Policy, you will be paying for insurance during a period when the Policy was not in force.

Policy Features

Premiums

Allocating Premiums

     You must instruct us on how to allocate your net premium among the subaccounts and the fixed account. The fixed account may not be available in all states. You must follow these guidelines:

•	allocation percentages must be in whole numbers;
•

if you select dollar cost averaging, we may require you to have a minimum of $5,000 in each subaccount from which we will make transfers, and you may be required to transfer at least a total of $100 monthly; and

•	if you select asset rebalancing, the cash value of your Policy (if an existing Policy) or your minimum initial premium (if a new Policy) must be at least $5,000.
•

unless otherwise required by state law, we may restrict allocations and transfers to the fixed account under Policies applied for on or after May 1, 2009, if the fixed account value (excluding amounts in the loan reserve account) following the allocation or transfer would exceed $250,000. (This restriction does not apply to any transfer to the fixed account necessary in the exercise of conversion rights.)

     Currently, you may change the allocation instructions for additional premium payments without charge at any time by writing us at our mailing address or calling us at our administrative office at 1-800-851-9777, Monday - Friday, between the hours of 8:30 a.m. - 7:00 p.m. Eastern time. Please note: When providing your allocation instructions, please state or write the full name of the subaccount that you select for your allocation. Certain subaccounts have similar names; failure to provide the full name may result in a delay of your allocation being credited to the subaccount that you have selected. The change will be effective as of the valuation date on which we receive the change at our mailing address or our administrative office. Upon instructions from you, the registered representative/agent of record for your Policy may also change your allocation instructions for you. The minimum amount you can allocate to a particular subaccount is 1.0% of a net premium payment.

     Whenever you direct money into a subaccount, we will credit your Policy with the number of units for that subaccount that can be bought for the dollar payment. Premium payments received at our mailing address, or at the address on your billing coupon (for payments made by check), or at our administrative office (for payments made by wire transfer and through electronic credit and debit transactions) before the NYSE closes, are priced using the unit value determined at the closing of that regular business session of the NYSE (usually at 4:00 p.m. Eastern time). If we receive a premium payment after the NYSE closes, we will process the order using the subaccount unit value determined at the close of the next regular session of the NYSE. We will credit amounts to the subaccounts only on a valuation date, that is, on a date the NYSE is open for trading. Your cash value will vary with the investment experience of the subaccounts in which you invest. You bear the investment risk for amounts you allocate to the subaccounts.

     You should periodically review how your cash value is allocated among the subaccounts and the fixed account because market conditions and your overall financial objectives may change.

     Reallocation Account. The reallocation date is the date we reallocate all cash value held in the reallocation account to the fixed account and sub-accounts you selected on your application. We place your net premium in the reallocation account (or as mandated by state law) only if your state requires us to return the full premium in the event you exercise your free-look right. In those states, the reallocation date stated in your Policy is as long as we estimate your period to last. Please contact your agent for details concerning the free-look period for your state.

     On the first valuation date on or after the reallocation date, we will reallocate all cash value from the reallocation account to the fixed account and the subaccounts you selected on the application. If however, you requested dollar cost averaging, then on the reallocation date we will reallocate the cash value either to the fixed account, the WRL Transamerica Money Market VP subaccount, or the WRL Transamerica JPMorgan Core Bond VP subaccount (depending on which accounts you selected on your application).

     For states that do not require a full refund of the initial premium, the reallocation date is the same as the Policy date. On the Policy date, we will allocate your initial net premium, minus monthly deductions, to the fixed account and the subaccounts in accordance with the instructions you gave us on your application.

Premium Flexibility

     You generally have flexibility to determine the frequency and the amount of the premiums you pay. Unlike conventional insurance policies, you do not have to pay your premiums according to a rigid and inflexible premium schedule. Before we issue the Policy to you, we may require you to pay a premium amount that is at least equal to a minimum monthly guarantee premium set forth in your Policy. Thereafter (subject to the limitations described below), you may make unscheduled premium payments at any time and in any amount over $50. Under some circumstances, you may be required to pay extra premiums to prevent a lapse. Your minimum monthly guarantee premium may change if you request a change in your Policy. If this happens, we will notify you of the new minimum monthly guarantee premium. See "Minimum Monthly Guarantee Premium" below.

Planned Periodic Payments

     You will determine a planned periodic payment schedule, which allows you to pay level premiums at fixed intervals over a specified period of time. You are not required to pay premiums according to this schedule. You may change the amount, frequency, and the time period over which you make your planned periodic payments. Please be sure to notify us or your agent/registered representative of any address changes so that we may be able to keep your current address on record.

     Even if you make your planned periodic payments on schedule, your Policy still may lapse. The duration of your Policy depends on the Policy's net surrender value. If the net surrender value is not high enough to pay the monthly deductions when due (and your no lapse period has expired) then your Policy will lapse (unless you make the payment we specify during the 61-day grace period).

Minimum Monthly Guarantee Premium

     The full initial premium is the only premium you are required to pay under the Policy. However, you greatly increase your risk of lapse if you fail to regularly pay premiums at least as large as the current minimum monthly guarantee premium.

     Until the no lapse date shown on your Policy schedule page, we guarantee that your Policy will not lapse, as long as on any Monthiversary you have paid total premiums (minus any cash withdrawals, minus any outstanding loan amount, and minus any accrued loan interest) that equal or exceed the sum of the minimum monthly guarantee premiums for each month from the Policy date up to, and including, the current month. If you take a cash withdrawal, a loan, or if you increase or decrease your specified amount or if you add, increase or decrease a rider, you may need to pay additional premiums in order to keep the no lapse period guarantee in effect.

     The initial minimum monthly guarantee premium is shown on your Policy's schedule page, and depends on a number of factors, including the age, gender, rate class of the insured, the specified amount requested, and your Policy’s applicable C.S.O. table. We will adjust the minimum monthly guarantee premium if you change death benefit options, increase or decrease the specified amount, or if any of the riders are added, or in force riders are increased or decreased. We will notify you of the new minimum monthly guarantee premium.

No Lapse Period

     Until the no lapse date shown on your Policy schedule page, your Policy will remain in force and no grace period will begin, even if your net surrender value is too low to pay the monthly deductions as long as, on any Monthiversary, the total amount of the premiums you have paid (minus any cash withdrawals, minus any outstanding loan amount and minus any accrued interest) equals or exceeds the sum of the minimum monthly guarantee premiums in effect for each month from the Policy date up to, and including, the current month.

     After the no lapse period ends, paying the current minimum monthly guarantee premium each month will not necessarily keep your Policy in force. You may need to pay additional premiums to keep the Policy in force.

Premium Limitations

     We may require premium payments to be at least $50 ($1,000 if by wire). We may return premiums less than $50. We will not allow you to make any premium payments that would cause the total amount of the premiums you pay to exceed the current maximum premium limitations, if applicable, by which the Policy qualifies as life insurance under federal tax laws. This maximum is set forth in your Policy. If you make a payment that would cause your total premiums to be greater than the maximum premium limitations, we will return the excess portion of the premium payment, with interest, within 60 days after the end of that Policy year. We will not permit you to make additional premium payments until they are allowed by the maximum premium limitations. In addition, we reserve the right to refund a premium if the premium would increase the death benefit by more than the amount of the premium. We will not accept a payment that will cause the Policy to become a modified endowment contract without your consent.

Making Premium Payments

     We will consider any payments you make to be premium payments, unless you clearly identify them as loan repayments. We will deduct certain charges from your premium payments. We will accept premium payments by wire transfer. If you wish to make payments by wire transfer, you should contact our administrative office at 1-800-851-9777 for instructions on wiring federal funds to us. Certain employees may also make premium payments through a payroll deduction.

     Tax-Free Exchanges ("1035 Exchanges"). We will accept part or all of your initial premium from one or more contracts insuring the same insured that qualify for tax-free exchanges under Section 1035 of the Internal Revenue Code. If you contemplate such an exchange, you should consult a competent tax advisor to learn the potential tax effects of such a transaction.

     Subject to our underwriting requirements, we will permit you to make one additional cash payment within three business days of receipt at our administrative office of the proceeds from the 1035 Exchange before we finalize your Policy's specified amount.

Transfers

General

     You or your registered representative of record may make transfers among the subaccounts, or from the subaccounts to the fixed account. You will be bound by any transfers made by your registered representative. We determine the amount you have available for transfers at the end of the valuation period when we receive your transfer request. We may, at any time, discontinue transfer privileges, modify our procedures, or limit the number of transfers we permit. The following features apply to transfers under the Policy:

•

Each Policy year, the Policy allows a cumulative transfer out of the fixed account of the greater of up to 25% of the amount in the fixed account, or the amount transferred out the previous Policy year. Currently, we do not, but reserve the right to, limit the number of transfers out of the fixed account to one per Policy year. If we modify or stop this current practice, we will notify you at the time of your transfer.

•

For Policies Applied for On/Or After May 1, 2009: Unless otherwise required by state law, we may restrict transfers to the fixed account, if the fixed account value, excluding amounts in the loan reserve, following the transfer would exceed $250,000. This restriction will not apply to any transfer to the fixed account in the exercise of conversion rights.

•

You currently may request transfers in writing (in a form we accept), to our mailing address, by fax or by telephone to our administrative office, or electronically through our website (www.westernreserve.com). Please Note: Certain subaccounts have similar names; it is important that you state or write the full name of the subaccount when making a transfer request. Failure to do so may result in a delay of your transfer.

•	There is no minimum amount that must be transferred.
•	There is no minimum amount that must remain in a subaccount after a transfer.
•	We consider all transfers made in any one day to be a single transfer.

     We will process any transfer order that is received in writing at our mailing address, or by fax or by telephone at our administrative office, before the NYSE closes (usually 4:00 p.m. Eastern time) using the subaccount unit value determined at the end of that session of the NYSE. If we receive the transfer order after the NYSE closes, we will process the order using the subaccount unit value determined at the close of the next regular business session of the NYSE.

Disruptive Trading and Market Timing

     The market timing policy and the related procedures (discussed below) do not apply to the ProFunds or Access Trust subaccounts because the corresponding portfolios are specifically designed to accommodate frequent transfer activity. If you invest in the ProFunds or Access Trust subaccounts, you should be aware that you may bear the costs and increased risks of frequent transfers discussed below.

      Statement of Policy. This variable insurance Policy was not designed for the use of market timers or frequent or disruptive traders. Such transfers may be harmful to the underlying fund portfolios and increase transaction costs.

     Market timing and disruptive trading among the subaccounts, or between the subaccounts and the fixed account, can cause risks with adverse effects for other policyowners (and beneficiaries and underlying fund portfolios). These risks and harmful effects include:

     (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

     (2) an adverse effect on portfolio management, such as:

           (a) impeding a portfolio manager’s ability to sustain an investment objective;

      (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or

      (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and

     (3) increased brokerage and administrative expenses.

     These costs are borne by all policyowners invested in those subaccounts, not just those making the transfers.

     We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading. As discussed herein, we cannot detect or deter all market timing or other potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

      Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

     Deterrence. If we determine you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other policyowners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by standard United States Postal Service First Class mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

     We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the payment or transfer, or series of transfers, would have a negative impact on an underlying fund portfolio's operations; or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer; or (3) because of a history of market timing and disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements, or limit the number, size, frequency, manner, or timing of transfers we permit. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some policyowners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected. Please note: If you engage a third party investment advisor for asset allocation services, then you must be subject to these transfer restrictions because of the actions of your investment advisor in providing those services.

     In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

     Under our current policies and procedures, we do not:

•	impose redemption fees on transfers;
•

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

    Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

     In the absence of a defensive transfer restriction (e.g., expressly limiting the number of trades within a given period or their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a defensive transfer restriction). As noted above, we do not impose a defensive transfer restriction and, therefore, it is likely that, some level of market timing and disruptive trading will occur before we are able to detect it and take steps to deter it.

     Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or other disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policyowners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such policyowners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders which we cannot predict.

     Furthermore, we may revise our policies and procedures at our sole discretion at any time and without prior notice, as we deem necessary or appropriate: (1) to better detect and deter market timing or other harmful trading that may adversely affect other policyowners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally; (2) to comply with state or federal regulatory requirements; or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

     Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance policies to discourage market timing and disruptive trading. Policyowners should be aware that we may not have the contractual ability or the operational capacity to monitor policyowners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. Accordingly, policyowners and other persons who have material rights under our variable insurance products should assume that any protection they may have against potential harm from market timing and disruptive trading is the protection, if any, provided by the policies and procedures we have adopted for our variable insurance products to discourage market timing and other disruptive trading in certain subaccounts.

     You should be aware that, as required by SEC regulation, we have entered into a written agreement with each underlying fund or principal underwriter that obligates us to provide the fund, upon written request, with information about you and your trading activities in the fund’s portfolios. In addition, we are obligated to execute instructions from the funds that may require us to restrict or prohibit your investment in a specific portfolio if the fund identifies you as violating the frequent trading policies that the fund has established for that portfolio.

If we receive a premium payment from you that you allocate into a fund that has directed us to restrict or prohibit your trades into the fund, then we will request new allocation instructions from you. If we receive from you a transfer request into a fund that has directed us to restrict or prohibit your trades, then we will not effect the transfer.

     Omnibus Order. Policyowners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

     ProFunds and Access Trust Subaccounts. Because the above restrictions do not apply to the ProFunds or Access Trust subaccounts, they may have a greater risk than others of suffering from the harmful effects of market timing and disruptive trading, as discussed above (i.e., dilution, an adverse effect on portfolio management and increased expenses).

     Telephone Privileges. Telephone transfer privileges will automatically apply to your Policy unless you provide other instructions. The telephone transfer privileges allow you to give authority to the registered representative or agent of record for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on your behalf according to your instructions. To make a telephone transfer, you may call us at our administrative office at 1-800-851-9777, Monday - Friday, between the hours of 8:30 a.m. - 7:00 p.m. Eastern time, or fax your instructions to our interfund fax number 1-727-299-1648 (for all other fax requests, please use 1-727-299-1620). Please note: When providing your allocation instructions, please state or write the full name of the subaccount that you select for your allocation. Certain subaccounts have similar names; failure to provide the full name may result in a delay of your allocation being credited to the subaccount that you have selected.

Additionally, please note the following regarding telephone, Internet or fax transfers:

•	We will employ reasonable procedures to confirm that telephone instructions are genuine.
•

If we follow these procedures, we are not liable for any loss, damage, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.

•	If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.
•

Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to owners, and/or tape recording telephone instructions received from owners.

•	We may also require that you send us the telephone, Internet or fax transfer order in writing..
If you do not want the ability to make telephone transfers, you should notify us in writing at our mailing address.
•	We will not be responsible for same-day processing of transfers if faxed to a number other than 1-727-299-1648 or 1-727-299-1620.
•

We will not be responsible for any transmittal problems when you fax us your order unless you report it to us within five business days and send us proof of your fax transmittal. We may discontinue this option at any time.

  We cannot guarantee that telephone and faxed transactions will always be available. For example, our offices may be closed during severe weather emergencies or there may be interruptions in telephone or fax service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order at our administrative office. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

     Similarly, online transactions processed via the Internet may not always be possible. Telephone and computer systems, whether your’s, your Internet service provider's, your agent's or Western Reserve's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should make your request or inquiry in writing. You should protect your personal identification number (PIN) because self-service options will be available to your agent of record and to anyone who provides your PIN. We will not be able to verify that the person using your PIN and providing instructions online is you or one authorized by you.

Fixed Account Transfers

     Currently, we do not, but reserve the right to, limit the number of transfers out of the fixed account to one per Policy year. If we change this, we will notify you.

The maximum amount you may transfer from the fixed account is the greater of:

•	25% of the amount in the fixed account; or
•	the amount you transferred from the fixed account in the immediately preceding Policy year.

    We will make the transfer at the end of the valuation date on which we receive the request. For Policies Applied for On or After May 1, 2009: Unless otherwise required by state law, we may restrict transfers to the fixed account if the fixed account value, excluding amounts in the loan reserve following the transfer would exceed $250,000. (This restriction does not apply to any transfer to the fixed account necessary in the exercise of conversion rights.) We reserve the right to require that you make the transfer request in writing. Transfers from the fixed account are not available through the Internet.

     Except when used to pay premiums, we also may defer payment of any amounts from the fixed account for no longer than six months after we receive such written notice.

     New Jersey: The fixed account is not available to you if your Policy was issued before January 1, 2009 in the state of New Jersey.. You may not direct or transfer any money to the fixed account. The fixed account is used solely for Policy loans.

Conversion Rights

     If, within 24 months of your Policy date, you transfer all of your subaccount values to the fixed account, then we will not charge you a transfer fee, even if applicable. You must make your request in writing to our mailing address.

Dollar Cost Averaging

     Dollar cost averaging is an investment strategy designed to reduce the average purchase price per unit. The strategy spreads the allocation of your premium into the subaccounts over a period of time. This potentially allows you to reduce the risk of investing most of your premium into the subaccounts at a time when prices are high. The success of this strategy is not assured and depends on market trends. You should consider carefully your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. We make no guarantee that dollar cost averaging will result in a profit or protect you against loss.

     Under dollar cost averaging, we automatically transfer a set dollar amount from the WRL Transamerica Money Market VP subaccount, the WRL Transamerica JPMorgan Core Bond VP subaccount, or the fixed account to a subaccount that you choose. We will make the transfers monthly as of the end of the valuation date after the first Monthiversary after the reallocation date. We will make the first transfer in the month after we receive your request at our mailing address, provided that we receive the form by the 25th day of the month.

To start dollar cost averaging:	•	You must submit a completed form signed by the owner to us at our mailing address requesting dollar cost averaging;
	•	You may be required to have at least $5,000 in each account from which we will make transfers;
	•	Your total transfers each month under dollar cost averaging may be limited to a minimum of $100; and
	•	Each month, you may not transfer more than one-tenth of the amount that was in your fixed account at the beginning of dollar cost averaging.

   You may request dollar cost averaging at any time. There is no charge for dollar cost averaging.

Dollar cost averaging will terminate if:	•	We receive at our mailing address your or your registered representative’s or agent of record’s, request to cancel your participation;
	•	The value in the accounts from which we make the transfers is depleted;
	•	You elect to participate in the asset rebalancing program; or
	•	You elect to participate in any asset allocation services provided by a third party.

    If you terminate your participation in the dollar cost averaging program, we will stop making dollar cost averaging transfers without a new completed dollar cost averaging request form signed by the owner. We may modify, suspend, or discontinue dollar cost averaging at any time.

Asset Rebalancing Program

     We also offer an asset rebalancing program under which you may transfer amounts periodically to maintain a particular percentage allocation among the subaccounts you have selected. Asset rebalancing is not available with the fixed account. Cash value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the cash value in the subaccounts at the end of each period to match your Policy's currently effective premium allocation schedule. Cash value in the fixed account and the dollar cost averaging program is not available for this program. This program does not guarantee gains. A subaccount may still have losses.

     You may elect asset rebalancing to occur on a monthly, quarterly, semi-annual or annual basis. Once we receive the asset rebalancing request form at our mailing address, we will change your premium allocation instructions to match your asset rebalancing request instructions, and we will implement the asset rebalancing program on the date you indicated. You may modify your allocations quarterly. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day that the NYSE is open.

To start asset rebalancing:	•	You must submit to us at our mailing address, a completed asset rebalancing request form, signed by the owner; and
	•	You may be required to have a minimum cash value of $5,000 or make a $5,000 initial premium payment.

    There is no charge for the asset rebalancing program.

Asset rebalancing will cease if:	•	you elect to participate in the dollar cost averaging program;
	•	we receive at our mailing address, a request to discontinue participation from you, your registered representative, or agent of record;
	•	you make any transfer to or from any subaccount other than under a scheduled rebalancing; or
	•	you elect to participate in any asset allocation services provided by a third party.

    You may start and stop participation in the asset rebalancing program at any time, but we restrict your right to re-enter the program to once each Policy year. If you wish to resume the asset rebalancing program, you must complete a new request form. We may modify, suspend, or discontinue the asset rebalancing program at any time.

Third Party Asset Allocation Services

     We do not offer any asset allocation programs or any investment models for use with your life insurance policy. You may authorize and engage your own investment advisor to manage your account. These investment advisors may be firms or persons who also are appointed by us, or whose affiliated broker-dealers are appointed by us, as authorized sellers of the Policies. Even if this is the case, however, please note that the investment advisor you engage to provide advice and/or make transfers for you is not acting on our behalf, but rather is acting on your behalf. We do not offer advice about how to allocate your cash value under any circumstance. We are not responsible for any recommendations such investment advisors make, any investment models or asset allocation programs they choose to follow, or any specific transfers they make on your behalf.

     Any fee that is charged by your investment advisor is in addition to the fees and expenses that apply under your Policy. We are not a party to the agreement you have with your investment advisor. You will, however, receive confirmations of transactions that affect your Policy. Note: If you make withdrawals of cash value to pay advisory fees, then taxes may apply to any such withdrawals and tax penalties may be assessed on withdrawals made before you attain age 59-1/2.

     If your investment advisor has also acted as your insurance agent with respect to the sale of your Policy, he or she may be receiving compensation for services provided both as an insurance agent and investment advisor. Alternatively, the investment advisor may compensate the insurance agent from whom you purchased your Policy for the referral that led you to enter into your investment advisory relationship with the investment advisor. If you are interested in the details about the compensation that your investment advisor and/or your insurance agent receive in connection with your Policy, you should ask them for more details.

     We, or an affiliate of ours, will process the financial transactions placed by your registered insurance agent or investment advisor. We reserve the right to discontinue doing so at any time and for any reason. We may require insurance agents or investment advisors, who are authorized by multiple policyowners to make financial transactions, to enter into an administrative agreement with Western Reserve as a condition of our accepting transactions on your behalf. The administrative agreement may impose limitations on the insurance agent’s or investment advisor’s ability to request financial transactions on your behalf. These limitations, which are discussed in the section entitled “Transfers – Disruptive Trading and Market Timing,” are intended (i) to minimize the detrimental impact of an investment professional who is in a position to transfer large amounts of money for multiple clients in a particular portfolio or type of portfolio, or (ii) to comply with specific restrictions or limitations imposed by a portfolio(s) of Western Reserve.

     Please note: Limitations that we may impose on your insurance agent or investment advisor under the terms of the administrative agreement do not apply to financial transactions requested by an owner on their own behalf, except as otherwise described in this prospectus.

Policy Values

Cash Value:

•

Varies from day to day, depending on the investment experience of the subaccounts you choose, the interest credited to the fixed account, the charges deducted and any other Policy transactions (such as additional premium payments, transfers, withdrawals and Policy loans);

•	serves as the starting point for calculating values under a Policy;
•	equals the sum of all values in each subaccount and the fixed account, including any amounts held in the loan reserve account (part of the fixed account) to secure any outstanding Policy loan;
•	is determined on the Policy date and on each valuation date; and
•	has no guaranteed minimum amount and may be more or less than premiums paid.

Net Surrender Value

     The net surrender value is the amount we pay when you surrender your Policy while it is in force. We determine the net surrender value at the end of the valuation period when we receive your written surrender request at our mailing address.

Net surrender value on any valuation date equals:	•	the cash value as of such date; minus
	•	any outstanding Policy loan amount; minus
	•	any accrued Policy loan interest.

Subaccount Value

     The cash value in a subaccount is referred to as “subaccount value.” At the end of any valuation period, the subaccount value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount.

The number of units in any subaccount on any valuation date equals:	•	the initial units purchased at unit value on the Policy date, or reallocation date, if different; plus
	•	units purchased with additional net premium(s); plus
	•	units purchased via transfers from another subaccount or the fixed account; minus
	•	units redeemed to pay for monthly deductions; minus
	•	units redeemed to pay for cash withdrawals; minus
	•	units redeemed as part of a transfer to another subaccount or the fixed account (including the loan reserve account).

     Every time you allocate, transfer or withdraw money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer or cash withdrawal by the unit value for that subaccount next determined at the end of the valuation period on which the premium allocation, transfer request or cash withdrawal request is received: (i) at our mailing address (for written requests or payments by check); (ii) at our administrative office (for requests by fax or telephone, or for payments made through electronic credit and debit transactions); or (iii) electronically through our website.

Subaccount Unit Value

     The value (or price) of each subaccount unit will reflect the investment performance of the portfolio in which the subaccount invests. Unit values will vary among subaccounts. The unit value of each subaccount was originally established at $10 per unit. The unit value may increase or decrease from one valuation period to the next.

The unit value of any subaccount at the end of a valuation period is calculated as:	•

the total value of the portfolio shares held in the subaccount, including the value of any dividends or capital gains distribution declared and reinvested by the portfolio during the valuation period. This value is determined by multiplying the number of portfolio shares owned by the subaccount by the portfolio's net asset value per share determined at the end of the valuation period; minus

	•	a charge equal to the daily net assets of the subaccount multiplied by the daily equivalent of the daily mortality and expense risk charge; minus
	•	the accrued amount of reserve for any taxes or other economic burden resulting from applying tax laws that we determine to be properly attributable to the subaccount; and the result divided by
	•	the number of outstanding units in the subaccount before the purchase or redemption of any units on that date.

     The portfolio in which any subaccount invests will determine its net asset value per share once daily, as of the close of the regular business session of the NYSE (usually 4:00 p.m. Eastern time) except on customary national holidays on which the NYSE is closed, which coincides with the end of each valuation period.

Fixed Account Value

     On the Policy date, or the reallocation date, if different, the fixed account value is equal to the cash value allocated to the fixed account.

The fixed account value at the end of any valuation period is equal to:	•	the sum of net premium(s) allocated to the fixed account; plus
	•	any amounts transferred from a subaccount to the fixed account (including amounts transferred to the loan reserve account); plus
	•	total interest credited to the fixed account; minus
amounts charged to pay for monthly deductions; minus
	•	amounts withdrawn or surrendered from the fixed account to pay for cash withdrawals; minus
	•	amounts transferred from the fixed account (including any amounts transferred from the loan reserve account) to a subaccount.

Death Benefit

Death Benefit Proceeds

     Provided the Policy is in force, we will determine the amount of and pay the death benefit proceeds on an individual Policy upon receipt at our administrative office of satisfactory proof of the insured's death, plus written direction (from each eligible recipient of death benefit proceeds) regarding distribution of the death benefit payment, and any other documents, forms and information we need. We may require that the Policy be returned. We will pay the death benefit proceeds to the primary beneficiary(ies), if living, or to a contingent beneficiary. If each beneficiary dies before the insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the owner or the owner's estate. We will pay the death benefit proceeds in a lump sum or under a payment option.

Death benefit proceeds equal:	•	the death benefit (described below); minus
	•	any monthly deductions due during the grace period (if applicable); minus
	•	any outstanding loan amount and accrued loan interest; plus
	•	any additional insurance in force provided by rider.

    We may further adjust the amount of the death benefit proceeds if we contest the Policy, or if you misstate the insured's age or gender.

Death Benefit

     The Policy provides a death benefit. The death benefit is determined at the end of the valuation period in which the insured dies. You must select one of the three death benefit options we offer in your application. If you do not choose a death benefit option in the application, the Option A death benefit option will automatically be in effect. No matter which death benefit option you choose, we guarantee that, as long as the Policy does not lapse, the death benefit will never be less than the specified amount on the date of the insured's death.

Your Policy is intended to qualify under Internal Revenue Code Section 7702 as a life insurance policy for federal tax purposes. The death benefit is intended to qualify for the federal income tax exclusion. The provisions of your Policy and any attached endorsement or rider will be interpreted to ensure such qualification, regardless of any language to the contrary.

To the extent the death benefit is increased to maintain qualification as a life insurance policy, we will make appropriate adjustments to any monthly deductions or supplemental benefits that are consistent with such an increase. Adjustments will be reflected in the monthly deductions.

Under Internal Revenue Code Section 7702, a Policy will generally be treated as life insurance for federal tax purposes if, at all times, it meets either a "guideline premium test" or a "cash value accumulation test.” Your Policy will be issued using the "guideline premium test ("GLPT"). The GLPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into the Policy. The corridor requires that the death benefit be at least a certain percentage (varying each year by age of the insured) of the cash value.

Death benefit Option A equals the greater of:	•	the current specified amount; or
	•	a specified percentage called the "limitation percentage”; multiplied by
> the cash value on the insured's date of death; or
	•	the amount required for the Policy to qualify as a life insurance contract under Section 7702 of the Internal Revenue Code.

     Under Option A, your death benefit remains level unless the limitation percentage multiplied by the cash value is greater than the specified amount; then the death benefit will vary as the cash value varies.

     The limitation percentage is the minimum percentage of cash value we must pay as the death benefit under federal tax requirements. It is based on the attained age of the insured at the beginning of each Policy year. The following table indicates the limitation percentages for different ages:

     Attained Age     Limitation Percentage

     40 and under     250%
     41 to 45     250% minus 7% for each age over age 40
     46 to 50     215% minus 6% for each age over age 45
     51 to 55     185% minus 7% for each age over age 50
     56 to 60     150% minus 4% for each age over age 55
     61 to 65     130% minus 2% for each age over age 60
     66 to 70     120% minus 1% for each age over age 65
     71 to 75     115% minus 2% for each age over age 70
     76 to 90     105%
     91 to 95     105% minus 1% for each age over age 90
     96 and older     100%

     If the federal tax code requires us to determine the death benefit by reference to these limitation percentages, the Policy is described as "in the corridor." An increase in the cash value will increase our risk, and we will increase the cost of insurance we deduct from the cash value.

     Option A Illustration. Assume that the insured's attained age is under 40, there have been no withdrawals or decreases in specified amount, and that there are no outstanding loans. Under Option A, a Policy with a $100,000 specified amount will generally pay $100,000 in death benefits. However, because the death benefit must be equal to or be greater than 250% of cash value, any time the cash value of the Policy exceeds $40,000, the death benefit will exceed the $100,000 specified amount. (The figure $40,000 is derived by solving for cash value in the following calculation: $100,000= 250% multiplied by cash value.)Each additional dollar added to the cash value above $40,000 will increase the death benefit by $2.50.

     Similarly, as long as the cash value exceeds $40,000, each dollar taken out of the cash value will reduce the death benefit by $2.50. If at any time the cash value multiplied by the limitation percentage is less than the specified amount, then the death benefit will equal the specified amount of the Policy.

Death benefit Option B equals the greater of:	•	the current specified amount; plus
> the cash value on the insured's date of death; or
	•	the limitation percentage , multiplied by
> the cash value on the insured's date of death; or
	•	the amount required for the Policy to qualify as a life insurance contract under Section 7702 of the Internal Revenue Code.

     Under Option B, the death benefit always varies as the cash value varies.

     Option B Illustration. Assume that the insured's attained age is under 40 and that there are no outstanding loans. Under Option B, a Policy with a specified amount of $100,000 will generally pay a death benefit of $100,000 plus cash value. Thus, a Policy with a cash value of $10,000 will have a death benefit of $110,000 ($100,000 + $10,000). The death benefit, however, must be at least 250% of cash value. As a result, if the cash value of the Policy exceeds $66,667, the death benefit will be greater than the specified amount plus cash value. (The figure of $66,667 is derived by solving for cash value in the following calculation: $100,000 plus cash value = 250% multiplied by cash value.) Each additional dollar of cash value above $66,667 will increase the death benefit by $2.50.

     Similarly, any time cash value exceeds $66,667, each dollar taken out of cash value will reduce the death benefit by $2.50. If at any time cash value multiplied by the limitation percentage is less than the specified amount plus the cash value, then the death benefit will be the specified amount plus the cash value of the Policy.

Death benefit Option C equals the greater of:	•	death benefit Option A; or
	•	the current specified amount, multiplied by
> an age-based "factor" equal to the lesser of
> 1.0 or
> 0.04 multiplied by (95 minus insured’s attained age at death) (the “factor” will never be less than zero); plus
> the cash value on the insured's date of death; or
	•	the amount required for the Policy to qualify as a life insurance contract under Section 7702 of the Internal Revenue Code.

     Under Option C, the death benefit varies with the cash value and the insured's attained age.

     Option C--Three Illustrations.

     1. Assume that the insured is under age 40 and that there are no outstanding loans. Under Option C, a Policy with a specified amount of $100,000 and with a cash value of $10,000 will have a death benefit of $110,000 ($100,000 x the minimum of (1.0 and (0.04 x (95-40))) + $10,000). Until the insured attains age 71, this benefit is the same as the Option B benefit.

     2. Assume that the insured is attained age 75 and that there are no outstanding loans. Under Option C, a Policy with a specified amount of $100,000 and with a cash value of $22,000 will have a death benefit of $102,000 ($100,000 x the minimum of (1.0 and (0.04 x (95-75))) + $22,000).

     3. Assume that the insured is attained age 75 and that there are no outstanding loans. Under Option C, a Policy with a specified amount of $100,000 and with a cash value of $9,000 will have a death benefit equal to the specified amount of $100,000, since the calculation of $100,000 times the minimum of (1.0 and (0.04 x (95-75))) plus $9,000 is less than the specified amount.

Effect of Cash Withdrawals on the Death Benefit

     For a description of the effect of cash withdrawals on the death benefit option that you select, please refer to the section entitled “Surrenders and Cash Withdrawals- Cash Withdrawal Conditions” in this prospectus.

Choosing Death Benefit Options

     You must choose one death benefit option on your application. This is an important decision. The death benefit option you choose will have an impact on the dollar value of the death benefit, on your cash value, and on the amount of cost of insurance charges you pay.

     If you do not select a death benefit option on your application, we will assume you selected death benefit Option A and will ask you to confirm the selection of Option A in writing or choose one of the other death benefit options.

     You may find Option A more suitable for you if your goal is to increase your cash value through positive investment experience. You may find Option B more suitable if your goal is to increase your total death benefit. You may find Option C more suitable if your goal is to increase your total death benefit before you reach attained age 70, and to increase your cash value through positive investment experience thereafter.

Changing the Death Benefit Option

     After the third Policy year, you may change your death benefit option once each Policy year. We will notify you of the new specified amount.

•	You must send your written request to our mailing address.
•	The effective date of the change will be the Monthiversary on or following the date when we receive your request for a change.
•	You may not make a change that would decrease the specified amount below the minimum specified amount shown on your Policy schedule page.
•	There may be adverse federal tax consequences. You should consult a tax advisor before changing your Policy's death benefit option.

Increasing/Decreasing the Specified Amount

     You may increase the specified amount after the third Policy year if you have not already decreased the specified amount that year. After the Policy has been in force for three years, you may decrease the specified amount once each Policy year if you have not already increased the specified amount that year. An increase or decrease in the specified amount will affect your cost of insurance charge and your minimum monthly guarantee premium, your ability to maintain the no lapse period guarantee, and may have adverse federal tax consequences. (Please note: The rate of the cost of insurance charge will depend on the date(s) that your Policy was applied for and/or issued.)

     In addition, an increase or decrease in specified amount may move the Policy into a different specified amount band, so that your overall cost of insurance rate will change. An increase in specified amount will be treated as an additional layer of coverage with its own cost of insurance rates. If you increase your specified amount, we will notify you of your new minimum monthly guarantee premium.

     You should consult a tax advisor before increasing or decreasing your Policy's specified amount.

Conditions for and impact of decreasing the specified amount:	•	You must send your written request to our mailing address;
	•	Decreases are only allowed after the third Policy year;
	•	You may not increase and decrease your specified amount in the same Policy year;
	•	You may not decrease your specified amount lower than the minimum specified amount under band 1 shown on your Policy schedule page;
	•	You may not decrease your specified amount if it would disqualify your Policy as life insurance under the Internal Revenue Code;
•

Until the later of the end of the surrender charge period or the Policy anniversary on or following the insured’s 65th birthday, we may limit the amount of decrease to no more than 20% of the then current specified amount;

	•	A decrease in specified amount will take effect on the Monthiversary on or after we receive your written request.

Conditions for and impact of increasing the specified amount:	•	Your request must be applied for on a supplemental application and must include evidence of insurability satisfactory to us;
	•	An increase in specified amount requires our approval and will take effect on the Monthiversary on or after the day we approve your request;
	•	We may require your increase in specified amount to be at least $50,000;
	•	You may not decrease and increase your specified amount in the same Policy year.

     If an increase or decrease to your Policy's specified amount causes your specified amount band to change, then we will apply the new cost of insurance rates to the amounts in the new band as of the effective date of the increase or decrease in specified amount. The new minimum monthly guarantee premium is effective on the date of increase or decrease.

Payment Options

      There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. These are described under “Settlement Options” in your Policy and in this prospectus.

Surrenders and Cash Withdrawals

Surrenders

     You must make a written request containing an original signature to surrender your Policy for its net surrender value as calculated at the end of the valuation date on which we receive your request at our mailing address. The insured must be alive, the Policy must be in force, and it must be before the maturity date when you make your written request. A surrender is effective as of the date when we receive your written request at our mailing address. Written requests to surrender a Policy that are received at our mailing address before the NYSE closes are priced using the subaccount unit value determined at the close of that regular business session of the NYSE (usually 4:00 p.m. Eastern time). If we receive a written request at our mailing address after the NYSE closes, we will process the surrender request using the subaccount unit value determined at the close of the next regular business session of the NYSE. All surrender requests must be submitted in good order to avoid a delay in processing your request.

     Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will normally pay you the net surrender value in a lump sum within seven days or under a settlement option. A surrender may have tax consequences. See "Federal Income Tax Considerations."

Cash Withdrawals

     After the first Policy year, you may request a cash withdrawal of a portion of your cash value subject to certain conditions. (Note: All requests for a withdrawal must be submitted in good order to avoid a delay in processing your request.)

Cash withdrawal conditions:	•	You must send your written cash withdrawal request with an original signature to our mailing address. If your withdrawal request is less than $500,000, then you may fax it to us at 1-727-299-1620.
	•	We only allow one cash withdrawal per Policy year.
•

We may limit the amount you can withdraw to at least $500 and the remaining net surrender value following a withdrawal may not be less than $500. During the first 10 Policy years, the amount of the withdrawal may be limited to no less than $500 and to no more than 10% of the net surrender value. After the 10th Policy year, the amount of a withdrawal may be limited to no less than $500 and to no more than the net surrender value less $500.

	•	You may not take a cash withdrawal if it will reduce the specified amount below the minimum specified amount set forth in the Policy.
•

You may specify the subaccount(s) and the fixed account from which to make the withdrawal. If you do not specify an account, we will take the withdrawal from each account in accordance with your current premium allocation instructions.

	•	We generally will pay a cash withdrawal request within seven days following the valuation date we receive the request at our mailing address.
	•	You may not take a cash withdrawal that would disqualify your Policy as life insurance under the Internal Revenue Code.
	•	A cash withdrawal may have tax consequences.

      A cash withdrawal will reduce the cash value by the amount of the cash withdrawal, and, in most cases, will reduce the death benefit by at least the amount of the cash withdrawal. For Policies Applied for On or After May 1, 2009: When death benefit Option A is in effect or when Death benefit Option C is in effect and the insured’s attained age is 71 or greater, a cash withdrawal will reduce the specified amount by an amount equal to the amount of the cash withdrawal. For Policies Applied for and Issued Before January 1, 2009: When death benefit Option A is in effect, a cash withdrawal will reduce the specified amount by an amount equal to the amount of the cash withdrawal.

A decrease in specified amount may cause your Policy to be in a lower specified amount band, so that your cost of insurance rates would be higher. You also may have to pay higher minimum monthly guarantee premiums.

     When we incur extraordinary expenses, such as overnight mail expenses or wire service fees, for expediting delivery of your partial withdrawal or complete surrender payment, we will deduct that charge from the payment. We currently charge $20 for an overnight delivery ($30 for Saturday delivery) and $25 for wire service. You can obtain further information about these charges by contacting us at our mailing address or our administrative office.

Canceling a Policy

     You may cancel a Policy for a refund during the "free-look period" by returning it, with a written request to cancel the Policy, to our mailing address or our administrative office, to one of our branch offices, or to the registered representative who sold you the Policy. The “free-look period” expires 10 days after you receive the Policy. In some states you may have more than 10 days. If you decide to cancel the Policy during the “free-look period,” we will treat the Policy as if it had never been issued. We will pay the refund within seven days after we receive the written request and returned Policy at our mailing address. The amount of the refund will be:

•	• any charges we deduct from your premiums; plus
•	• any monthly deductions or other charges we deducted from amounts you allocated to the subaccounts and the fixed account; plus
•	• your cash value in the subaccounts and the fixed account on the date the written request and Policy are received at our mailing address.

     Some states may require us to refund all of the premiums you paid for the Policy. (See “Policy Features – Premiums – Allocation Premiums – Reallocation Account.”) In addition, some states may require us to allocate premium according to a policyowner’s instructions during the “free-look period.”

Signature Guarantees

For your protection, we will require a signature guarantee for:

•      all requests for partial withdrawals or complete surrenders of $500,000 or more.

•      where the partial withdrawal or surrender proceeds will be sent to an address other than the address of record; or

•      any request for a partial withdrawal or complete surrender within 10 days of our receipt of an address change.

All signature guarantees must be made by:

•      a national or state bank

•      a member firm of a national stock exchange; or

•      any institution that is an eligible guarantor under SEC rules and regulation.

Notarization is not an acceptable form of signature guarantee.

Loans

General

     After the first Policy year (as long as the Policy is in force) you may borrow money from us using the Policy as the only security for the loan. We may permit a loan before the first anniversary for Policies issued pursuant to 1035 Exchanges. A loan that is taken from, or secured by, a Policy may have tax consequences. See “Federal Income Tax Considerations.”

Policy loans are subject to certain conditions:	•	we may require you to borrow at least $500; and
	•	the maximum amount you may borrow is 90% of the cash value, less any outstanding policy loan, including accrued interest.

     When you take a loan, we will withdraw an amount equal to the requested loan from each of the subaccounts and the fixed account based on your current premium allocation instructions (unless you specify otherwise). We will transfer that amount to the loan reserve account. The loan reserve account is the portion of the fixed account to which amounts are transferred as collateral for a Policy loan.

     We normally pay the amount of the loan within seven days after we receive a proper loan request at our mailing address or, in the limited circumstances described below, by fax at our administrative office).

We may postpone payment of loans under certain conditions.

     You may request a loan by telephone by calling us at our administrative office at 1-800-851-9777, Monday - Friday, between the hours of 8:30 a.m.- 7:00 p.m. Eastern time. If the loan amount you request exceeds $50,000 or if the address of record has been changed within the past 10 days, we may reject your request or require a signature guarantee. If you do not want the ability to request a loan by telephone, you should notify us in writing at our mailing address. You will be required to provide certain information for identification purposes when you request a loan by telephone. We may ask you to provide us with written confirmation of your request. We will not be liable for processing a loan request if we believe the request is genuine. (Note: All loan requests must be submitted in good order to avoid a delay in processing your request.)

     You may also fax your loan request to us at our administrative office at 1-727-299-1620 (subject to a $499,999 limit by fax). We will not be responsible for any transmittal problems when you fax your request unless you report it to us within five business days and send us proof of your fax transmittal.

     You can repay a loan at any time while the Policy is in force. Loan repayments must be sent to our mailing address and will be credited as of the date received. We will consider any payments you make on the Policy to be premium payments unless the payments are clearly identified as loan repayments. It is very important that you indicate clearly if your payment is intended to repay all or part of a loan.

     At each Policy anniversary, we will compare the outstanding loan amount, including accrued loan interest, to the amount in the loan reserve account. We will also make this comparison any time you repay all or part of the loan, or make a request to borrow an additional amount. At each such time, if the outstanding loan amount, including accrued loan interest, exceeds the amount in the loan reserve account, we will withdraw the difference from the subaccounts and the fixed account and transfer it to the loan reserve account, in the same manner as when a loan is made. If the amount in the loan reserve account exceeds the amount of the outstanding loan, including accrued loan interest, we will withdraw the difference from the loan reserve account and transfer it to the subaccounts and the fixed account in the same manner as current premiums are allocated. No charge will be imposed for these transfers, and these transfers are not treated as transfers in calculating the transfer charge. We reserve the right to require a transfer to the fixed account if the loans were originally transferred from the fixed account.

Interest Rate Charged

     We currently charge you an effective annual interest rate on a Policy loan of 3.75% (4.0% maximum guaranteed) on each Policy anniversary. After the 10th Policy year, we may apply preferred loan charged rates on an amount equal to the cash value minus total premiums paid (less any cash withdrawals) and minus any outstanding loan amount including accrued loan interest. The current preferred loan effective annual interest rate charged is 3.00% and is not guaranteed.

Loan Reserve Interest Rate Credited

     We will credit the amount in the loan reserve account with interest at an effective annual rate of 3.0%. After offsetting the 3.0% interest we credit, the net cost of loans currently is 0.75% annually (1.0% maximum guaranteed).

Effect of Policy Loans

     A Policy loan reduces the death benefit proceeds and net surrender value by the amount of any outstanding loan amount, including accrued loan interest. Repaying the loan causes the death benefit proceeds and net surrender value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan as of the last Policy anniversary plus any accrued interest net of any loan payments. This amount is not affected by the separate account's investment performance and may not be credited with the interest rates accruing on the unloaned portion of cash value in the fixed account. Amounts transferred from the separate account to the loan reserve account will affect the value in the separate account because we credit such amounts with an interest rate declared by us rather than a rate of return reflecting the investment results of the separate account.

     We also currently charge interest on Policy loans at an effective new annual rate of up to 3.75%. Because interest is added to the amount of the Policy loan to be repaid, the size of the loan will constantly increase unless the Policy loan is repaid.

     There are risks involved in taking a Policy loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. A Policy loan may also have possible adverse tax consequences. You should consult a tax advisor before taking out a Policy loan.

     We will notify you (and any assignee of record) if a loan causes your net surrender value to reach zero. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse.

Policy Lapse and Reinstatement

Lapse

     Your Policy may not necessarily lapse (terminate without value) if you fail to make a planned periodic payment. However, even if you make all your planned periodic payments, there is a possibility that your Policy will lose value and lapse. This Policy provides a no lapse period. See below. Once your no lapse period ends, or if the no lapse period guarantee is not in effect, your Policy may lapse (terminate without value) if the net surrender value on any Monthiversary is less than the monthly deductions due on that day. Such lapse might occur if unfavorable investment experience, loans and cash withdrawals cause a decrease in the net surrender value, or you have not paid sufficient premiums as discussed below to offset the monthly deductions.

     If the net surrender value is not enough to pay the monthly deductions, we will mail a notice to your last known address and any assignee of record. The notice will specify the minimum payment you must pay and the final date by which we must receive the payment to prevent a lapse. We generally require that you make the payment within 61 days after the date of the notice. This 61-day period is called the grace period. We pay the death benefit proceeds if an insured dies during the grace period. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate without value.

No Lapse Period Guarantee

     This Policy provides a no lapse guarantee during the no lapse period. As long as you keep the no lapse period guarantee in effect, your Policy will not lapse and no grace period will begin. Even if your net surrender value is not enough to pay your monthly deductions, the Policy will not lapse as long as the no lapse period guarantee is in effect. The no lapse period guarantee will not extend beyond the no lapse date stated in your Policy. Each month we determine whether the no lapse period guarantee is still in effect. If the no lapse period guarantee is not in effect and the Policy is still in force, then it can be restored by paying sufficient minimum monthly guarantee premiums at any time before the no lapse date.

No lapse date	•	For a Policy issued to any insured ages 0-60, the no lapse date is the lesser of the number of years to attained age 65 or the 20th Policy anniversary.
	•	For a Policy issued to an insured ages 61-85, the no lapse date is the fifth Policy anniversary.
	•	The no lapse date is specified in your Policy.

Keeping the no lapse period guarantee in effect	•	The no lapse period guarantee will not be effective if you do not pay sufficient minimum monthly guarantee premiums.
	•	You must pay total premiums (minus withdrawals and outstanding loan amounts, including any accrued loan interest) that equal at least:
> the sum of the minimum monthly guarantee premiums in effect for each month from the Policy date up to and including the current month.

Effect of changes on minimum monthly guarantee premium	•

If, during the no lapse period, you change death benefit options, increase or decrease the specified amount, or add, terminate, increase or decrease a rider, we will adjust the minimum monthly guarantee premium. Depending upon the change made to the Policy or rider and the resulting impact on the level of the minimum monthly guaranteed premium, you may need to pay additional premiums to keep the Policy in force. We will not extend the length of the no lapse period.

    You will lessen the risk of Policy lapse if you keep the no lapse period in effect. Before you take a cash withdrawal or a loan or decrease the specified amount or add, increase or decrease a rider, you should consider carefully the effect it will have on the no lapse period guarantee.

     See “Minimum Monthly Guarantee Premium” for a discussion of how the minimum monthly guarantee premium is calculated and can change.

Reinstatement

     We may reinstate a lapsed Policy within five years after the lapse (and prior to the maturity date). To reinstate the Policy you must:

•	submit a written application for reinstatement to our mailing address;
•	provide evidence of insurability satisfactory to us;
•

if the no lapse period has expired, pay an amount sufficient to provide a net premium equal to any uncollected monthly deductions due up to the time of termination, plus two monthly deductions due in advance at the time of reinstatement;

•

if the no lapse period has not expired, pay the lesser of the premium described directly above, or the total minimum monthly guarantee premium from the Policy date through the month of lapse, plus two months of minimum monthly guarantee premiums, minus premiums previously paid net of any withdrawals, outstanding loans and accrued loan interest.

      The cash value of the loan reserve on the reinstatement date will be zero. Your net surrender value on the reinstatement date will equal the cash value at the time your Policy lapsed, plus any net premiums you pay at reinstatement, minus one monthly deduction. The reinstatement date for your Policy will be the Monthiversary on or following the day we approve your application for reinstatement. We may decline a request for reinstatement. We will not reinstate indebtedness (i.e., outstanding loans plus any accrued interest at the time your Policy lapsed.)

Federal Income Tax Considerations

     The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

Tax Status of the Policy

     A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the "Code") in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that this Policy should generally satisfy the applicable Code requirements.

     In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as your flexibility to allocate premiums and cash values, have not been explicitly addressed in published rulings. We believe that the Policy does not give you investment control over separate account assets.

     In addition, the Code requires that the investments of the separate account be "adequately diversified" in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the separate account, through the portfolios, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes.

Tax Treatment of Policy Benefits

     In General. We believe that the Policy described in this prospectus is a life insurance policy under Code Section 7702. Section 7702 affects the taxation of life insurance policies and places limits on the relationship of the accumulation value to the death benefit. As life insurance policies, the death benefits of the policies are generally excludable from the gross income of the beneficiaries. In the absence of any guidance from the IRS on the issue, we believe that providing an amount at risk after age 99 in the manner provided should be sufficient to maintain the excludability of the death benefit after age 99. However, lack of specific IRS guidance makes the tax treatment of the death benefit after age 99 uncertain. Also, any increase in accumulation value should generally not be taxable until received by you or your designee. However, if your Policy is a modified endowment contract you may be taxed when you take a Policy loan, pledge or assign the Policy. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. A tax advisor should be consulted on these consequences.

     Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract" ("MEC"). Moreover, if a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of outstanding indebtedness will be used to determine to the amount distributed and will be taxed accordingly.

     Modified Endowment Contracts. Under the Code, certain life insurance policies are classified as MECs and receive less favorable tax treatment than other life insurance policies. The rules are too complex to summarize here, but generally depend on the amount of premiums paid during the first seven Policy years or in the seven Policy years following certain changes in the Policy. Certain changes in the Policy after it is issued could also cause the Policy to be classified as a MEC. Due to the Policy's flexibility, each Policy's circumstances will determine whether the Policy is classified as a MEC. Among other things, a reduction in benefits could cause a Policy to become a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

     Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If your Policy is not a MEC at issue, then you will also be notified of the maximum amount of additional premiums you can pay without causing your Policy to be classified as a MEC. If a payment would cause your Policy to become a MEC, you and your agent will be notified. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.

     Multiple Policies. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

     Distributions (other than Death Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

•

All distributions other than death benefits from a MEC, including distributions upon surrender and cash withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner's investment in the Policy only after all gain has been distributed. Your investment in the Policy is generally your total premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

•

Loans taken from or secured by assignment from such a Policy are treated as distributions and taxed accordingly. If the Policy is part of a collateral assignment split dollar arrangement, the initial assignment as well as increases in cash value during the assignment may be treated as distributions and considered taxable.

•

A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 ½ or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

•

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

Distributions (other than Death Benefits) from Policies that are not MECs. Distributions from a

Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax. Distributions from or loans from or secured by a Policy that is not a MEC are not subject to the 10% additional tax.

     Policy Loans. Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. If a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of the outstanding indebtedness will be taxed as if it were a distribution at that time. The tax consequences associated with Policy loans outstanding after the first 10 Policy years with preferred loan rates are less clear and a tax advisor should be consulted about such loans.

     Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

     Investment in the Policy. Your investment in the Policy is generally the sum of the premium payments you made. When a distribution from the Policy occurs, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. The federal income tax withholding rate is generally 10% of the taxable amount of the distribution. Withholding applies only if the taxable amount of all distributions are at least $200 during a taxable year. Some states also require withholding for state income taxes. With the exception of amounts that represent eligible rollover distributions from Pension Plans and 403(b) arrangements, which are subject to mandatory withholding of 20% for federal tax, recipients can generally elect, however, not to have tax withheld from distributions. If the taxable distributions are delivered to foreign countries, U.S. persons may not elect out of withholding. Taxable distributions to non-resident aliens are generally subject to withholding at a 30% rate unless withholding is eliminated under an international treaty with the United States. The payment of death benefits is generally not subject to withholding.

     Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any such arrangement, you should be sure to consult a tax advisor as to tax attributes of the arrangement and in its use of life insurance. In recent years, moreover, Congress and the IRS have adopted new rules relating to nonqualified deferred compensation and to life insurance owned by businesses and life insurance used in split-dollar arrangements. The IRS has recently issued new guidance regarding concerns in the use of life insurance in employee welfare benefit plans, including, but not limited to, the deduction of employer contributions and the status of such plans as listed transactions. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor. Recent legislation under Section 101(j) of the Internal Revenue Code has imposed notice, consent and other provisions on policies owned by employees and certain other policies in order to receive death benefits tax-free and added additional reporting requirements.

     Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.

Living Benefit Rider (an Accelerated Death Benefit). We believe that the single-sum payment we make under this rider should be fully excludible from the gross income of the beneficiary, except in certain business contexts. You should consult a tax advisor about the consequences of adding this rider to your Policy, or requesting a single-sum payment.

     Continuation of Policy Beyond Age 100. The tax consequences of continuing the Policy beyond the insured’s attained age 100 are unclear and may include taxation of the gain in the Policy at the original maturity date or the taxation of the death benefit in whole or in part. You should consult a tax advisor if you intend to keep the Policy in force beyond the insured’s attained age 100.

     Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

     Special Rules for Pension Plans and Section 403(b) Arrangements. If the Policy is purchased in connection with a section 401(a) qualified pension or profit sharing plan, including a section 401(k) plan, or in connection with a section 403(b) plan or program, federal and state income and estate tax consequences could differ from those stated in this prospectus. The purchase may also affect the qualified status of the plan. You should consult a qualified tax advisor in connection with such purchase.

     Policies owned under these types of plans may be subject to the Employee Retirement Income Security Act of 1974, or ERISA, which may impose additional requirements on the purchase of policies by such plans. You should consult a qualified advisor regarding ERISA.

Other Policy Information

Settlement Options

     If you surrender the Policy, you may elect to receive the net surrender value in either a lump sum or as a series of regular income payments under one of the three settlement options described below. In either event, life insurance coverage ends. Also, when the insured dies, the beneficiary may apply the lump sum death benefit proceeds to one of the same settlement options. If the regular payment under a settlement option would be less than $100, we will instead pay the proceeds in one lump sum. We may make other settlement options available in the future.

     Once we begin making payments under a settlement option, you or the beneficiary will no longer have any value in the subaccounts or the fixed account. Instead, the only entitlement will be the amount of the regular payment for the period selected under the terms of the settlement option chosen. Depending upon the circumstances, the effective date of a settlement option is the surrender date or the insured's date of death.

Under any settlement option, the dollar amount of each payment will depend on four things:

•	the amount of the surrender on the surrender date or death benefit proceeds on the insured's date of death;
•	the interest rate we credit on those amounts (we guarantee a minimum annual interest rate of 3.0%);
•	the mortality tables we use; and
•	the specific payment option(s) you choose.

Option 1--Equal Monthly Installments for a Fixed Period	•	We will pay the proceeds, plus interest, in equal monthly installments for a fixed period of your choice, but not longer than 240 months.
	•	We will stop making payments once we have made all the payments for the period selected.

Option 2--Equal Monthly Installments for Life (Life Income)	At your or the beneficiary's direction, we will make equal monthly installments:
	•	only for the life of the payee, at the end of which payments will end; or
	•	for the longer of the payee's life, or for 10 years if the payee dies before the end of the first 10 years of payments; or
	•	for the longer of the payee's life, or until the total amount of all payments we have made equals the proceeds that were applied to the settlement option.

Option 3--Equal Monthly Installments for the Life of the Payee and then to a Designated Survivor (Joint and Survivor)	•	We will make equal monthly payments during the joint lifetime of two persons, first to a chosen payee, and then to a co-payee, if living, upon the death of the payee.
	•	Payments to the co-payee, if living, upon the payee's death will equal either:
> the full amount paid to the payee before the payee's death; or
> two-thirds of the amount paid to the payee before the payee's death.
	•	All payments will cease upon the death of the co-payee.

Benefits at Maturity

     If the insured is living and the Policy is in force, the Policy will mature on the Policy anniversary nearest the insured's 100th birthday. This is the maturity date. On the maturity date we will pay you the net surrender value of your Policy.

     If you send a written request to our mailing address, we will extend the maturity date if your Policy is still in force on the maturity date. Any riders in force on the scheduled maturity date will terminate on that date and will not be extended. Policy loans, partial withdrawals, and subaccount transfers may continue during the extension. Interest on any outstanding Policy loans will continue to accrue during the period for which the maturity date is extended. You must submit a written request to our mailing address for the extension between 90 and 180 days prior to the maturity date and elect one of the following:

1.

If you had previously selected death benefit Option B or C, we will change the death benefit to Option A. On each valuation date, we will adjust the specified amount to equal the cash value, and the limitation percentage will be 100%. We will not permit you to make additional premium payments unless it is required to prevent the Policy from lapsing. We will waive all future monthly deductions; or

2.

We will automatically extend the maturity date until the next Policy anniversary. You must submit a written request to our mailing address, between 90 and 180 days before each subsequent Policy anniversary, stating that you wish to extend the maturity date for another Policy year. All benefits and charges will continue as set forth in your Policy. We will charge the then current cost of insurance rates.

     If you choose 2 above, you may change your election to 1 above at any time. However, if you choose 1 above, then you may not change your election to 2 above. Please note: Item 2 above may not be available in all states, or its terms may vary depending on a state's insurance law requirements.

     The tax consequences of extending the maturity date beyond the 100th birthday of the insured are uncertain, and may include taxation of the gain in the Policy at the original maturity date or taxation of the death benefit in whole or in part. You should consult a tax advisor as to those consequences.

Payments We Make

     We usually pay the amounts of any surrender, cash withdrawal, death benefit proceeds, or settlement options within seven calendar days after we receive all applicable written notices and/or due proofs of death at our mailing address. However, we can postpone such payments if:

•	the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC; or
•	the SEC permits, by an order, the postponement for the protection of policyowners; or
•	the SEC determines that an emergency exists that would make the disposal of securities held in the separate account or the determination of their value not reasonably practicable.

      If you have submitted a recent check or draft, we have the right to defer payment of surrenders, cash withdrawals, death benefit proceeds, or payments under a settlement option until such check or draft has been honored. We also reserve the right to defer payment of transfers, cash withdrawals, death benefit proceeds, or surrenders from the fixed account for up to six months.

     If mandated under applicable law, we may be required to reject a premium payment and/or block a policyowner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about you or your account to governmental regulators.

Split Dollar Arrangements

     You may enter into a split dollar arrangement with another owner or another person(s) whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., cash surrender value of insurance proceeds) are split between the parties. There are different ways of allocating these rights.

     For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the cash surrender value. The employee may designate the beneficiary to receive any insurance proceeds in excess of the cash surrender value. If the employee dies while such an arrangement is in effect, the employer would receive from the insurance proceeds the amount that he would have been entitled to receive upon surrender of the Policy and the employee's beneficiary would receive the balance of the proceeds.

     No transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our mailing address. Split dollar arrangements may have tax consequences. You should consult a tax advisor before entering into a split dollar arrangement.

On July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the “Act”). The Act prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans of publicly-traded companies is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, as long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

     In addition, the IRS issued guidance that affects the tax treatment of split-dollar arrangements and the Treasury Department issued final regulations that would significantly affect the tax treatment of such arrangements. The IRS guidance and the final regulations affect all split dollar arrangements, not just those involving publicly-traded companies. Consult your qualified tax advisor with respect to the effect of this current and proposed guidance on your split dollar policy.

Policy Termination

     Your Policy will terminate on the earliest of:

•	the maturity date;	•	the end of the grace period; or
•	the date the insured dies;	•	the date the Policy is surrendered.

Supplemental Benefits (Riders)

     The following supplemental benefits (riders) are available and may be added to a Policy. Monthly charges for these riders are deducted from the cash value as part of the monthly deductions. The riders available with the Policies do not build cash value and provide benefits that do not vary with the investment experience of the separate account. For purposes of the riders, the primary insured is the person insured under the Policy. These riders may not be available in all states, certain benefits and features may vary by state and they may be available under a different name in some states. Adding these supplemental benefits to an existing Policy or canceling them may have tax consequences; you should consult a tax advisor before doing so.

Children's Insurance Rider

     This rider provides a face amount of insurance on the primary insured's children. Our current minimum face amount for this rider for issue ages 15 days – 18 years of age is $5,000. The maximum face amount is $20,000. At each child’s age 25 or upon the death of the primary insured, whichever happens first, this rider may be converted to a new policy on each child insured with a maximum face amount of up to five times the face amount of the rider. We will pay a death benefit once we receive proof that the insured child died while both the rider and coverage were in force for that child. If the primary insured dies while the rider is in force, we will terminate the rider 31 days after the death, and we will offer a separate life insurance policy to each insured child.

Accidental Death Benefit Rider

     Our current minimum face amount for this rider for issue ages 15-59 is $10,000. The maximum face amount available for this rider is $150,000 (up to 150% of the Policy’s specified amount).

     Subject to certain limitations, we will pay the face amount if the primary insured's death results solely from accidental bodily injury where:

•	the death is caused by external, violent, and accidental means;
•	the death occurs within 90 days of the accident; and
•	the death occurs while the rider is in force.

The rider will terminate on the earliest of:

•	the Policy anniversary nearest the primary insured's 70th birthday;
•	the date the Policy terminates; or
•	the Monthiversary when the rider terminates at the owner's request.

Other Insured Rider

     This rider may insure the spouse and/or dependent children of the primary insured. Subject to the terms of the rider, we will pay the face amount of the rider to the primary insured. Our current minimum face amount for this rider for issue ages 0-85 is $10,000. The maximum face amount is the lesser of $500,000 or the amount of coverage on the primary insured. The maximum number of Other Insured Riders that is allowed on any one Policy is five (5). We will pay the rider's face amount when we receive proof at our administrative office of the Other Insured's death. Please refer to the applicable fee tables for your Policy to determine the respective charges for this rider. Subject to the following conditions, on any Monthiversary while the rider is in force, you may convert it to a new policy on the Other Insured's life (without evidence of insurability).

Conditions to convert the rider:	•	Your request must be in writing and sent to our administrative office;
	•	The Other Insured has not reached his/her 70th birthday;
	•	The new policy is any permanent insurance policy that we currently offer for conversion;
•

Subject to the minimum specified amount required for the new policy, the amount of the insurance under the new policy will equal the face amount in force under the rider as long as it meets the minimum face amount requirements of the original Policy; and

	•	We will base your premium on the Other Insured's rate class under the rider.

Termination of the rider:	The rider will terminate on the earliest of:
	•	the maturity date of the Policy;
	•	the Policy anniversary nearest to the Other Insured 's 100th birthday;
	•	the date the Policy terminates for any reason except for death of the primary insured;
	•	31 days after the death of the primary insured;
the date of conversion of this rider; or
	•	the Monthiversary on which the rider is terminated upon written request by the owner.

Disability Waiver Rider

     Subject to certain conditions, we will waive the Policy's monthly deductions while the primary insured is disabled. This rider may be purchased if the primary insured’s issue age is 15-55 years of age. We must receive proof at our administrative office that:

•	the primary insured is totally disabled;
•	the rider was in force when the primary insured became disabled;
•	the primary insured became disabled before the Policy anniversary nearest your 60th birthday; and
•	the primary insured is continuously disabled for at least six months.

      We will not waive any deduction that becomes due more than one year before we receive written notice of your claim at our administrative office.

Disability Waiver and Income Rider

     This rider has the same benefits as the Disability Waiver Rider, but adds a monthly income benefit for up to 120 months. This rider may be purchased if the primary insured’s issue age is 15-55 years of age. The minimum income amount for this rider is $10. The maximum income amount is the lesser of 0.2% of your specified amount or $300 per month.

Living Benefit Rider (an Accelerated Death Benefit)

     This rider allows us to pay all or a portion of the death benefit once we receive satisfactory proof (at our administrative office) that the insured is ill and has a life expectancy of one year or less. A doctor must certify the insured's life expectancy.

We will pay a "single-sum benefit" equal to:

•	the death benefit on the date we pay the single-sum benefit; multiplied by
•	the percentage of the death benefit you elect to receive (“election percentage”); divided by
•	1 + i ("i" equals the current yield on 90-day Treasury bills or the Policy loan interest rate, whichever is greater) (“discount factor”); minus
•	any indebtedness at the time we pay the single-sum benefit, multiplied by the election percentage.

A single-sum benefit may not be greater than $500,000.

     The election percentage is a percentage that you select. It may not be greater than 100%.

     We will not pay a benefit under the rider if the insured's terminal condition results from self-inflicted injuries that occur during the period specified in your Policy's suicide provision.

     The rider terminates at the earliest of:

•	the date the Policy terminates;
•	the date a settlement option takes effect;
•	the date we pay a single-sum benefit; or
•	the date you terminate the rider.

     We do not assess an administrative charge for this rider; however, we do reduce the single sum benefit by a discount factor to compensate us for expected lost income due to the early payment of the death benefit. This rider may not be available in all states, or its terms may vary depending on a state's insurance law requirements.

     For example, suppose before the owner elects the single sum benefit, a Policy has a $400,000 death benefit and a $10,000 loan balance. Suppose that the current yield on 90-day Treasury bills is 6.00% and the Policy loan interest rate is 3.75%. Because the greater of these is 6%, that is the interest rate that will be used to discount the single sum benefit. The owner elects to accelerate 50% of the death benefit, so the single sum benefit equals $183,679.25, which is [($400,000 x 0.50 / 1.06) - ($10,000 x 0.50)]. After the acceleration, the remaining death benefit is $200,000, which is 50% of $400,000, and all Policy values will be reduced by 50%.

     The tax consequences of adding this rider to an existing Policy or requesting payment under the rider are uncertain and you should consult a tax advisor before doing so.

Additional Information

Sale of the Policies

     Distribution and Principal Underwriting Agreement. Our affiliate, TCI, serves as principal underwriter for the Policies. We entered into a principal underwriting and distribution agreement with TCI for the distribution and sale of the Policies, effective May 1, 2007. We reimburse TCI for certain expenses it incurs in order to pay for the distribution of the Policies (e.g., commissions payable to selling firms selling the Policies, as described below).

     Special Compensation that We Pay to Affiliated Wholesaling and Selling Firms. Our parent company provides paid-in capital to TCI and pays the cost of TCI’s operating and other expenses, including costs for facilities, legal and accounting services, and other internal administrative functions.

     Western Reserve’s two main distribution channels are ISI and WGS, both affiliates, who sell Western Reserve products.

     There are no commissions paid on this Policy,

Legal Proceedings

Western Reserve, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time there are no pending or threatened lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on Western Reserve’s ability to meet its obligations under the Policy.

Financial Statements

     The financial statements of Western Reserve and the separate account are included in the SAI.

Table of Contents of the Statement of Additional Information

The Policy – General Provisions

     Ownership Rights
     Our Right to Contest the Policy
     Suicide Exclusion

     Misstatement of Age or Gender
     Modifying the Policy
     Mixed and Shared Funding
     Addition, Deletion, or Substitution of Portfolios
Additional Information
     Additional Information about Western Reserve and the Separate Account
     Legal Matters
     Variations in Policy Provisions
     Personalized Illustrations of Policy Benefits
     Sale of the Policies
     Report to Owners
     Records
     Independent Registered Public Accounting Firm
     Experts
     Financial Statements
Underwriters
     Underwriting Standards
IMSA
Performance Data
     Other Performance Data in Advertising Sales Literature
     Western Reserve’s Published Ratings
Index to Financial Statements

     WRL Series Life Account
     Western Reserve Life Assurance Co. of Ohio

Glossary

accounts	The options to which you can allocate your money. The accounts include the fixed account and the subaccounts in the separate account.

administrative office

Our administrative office address is P.O. Box 5068, Clearwater, Florida, 33758-5068. Our street address is 570 Carillon Parkway, St. Petersburg, Florida, 33716. Our phone number is 1-800-851-9777; our facsimile numbers are 1-727-299-1648 (for interfund transactions); and 1-727-299-1620 for all other requests. Our administrative office serves as the recipient of all website (www.westernreserve.com), telephonic and facsimile transactions, including, but not limited to transfer requests and premium payments made by wire transfer and through electronic credit and debit transactions (e.g., payments through direct deposit, debit transfers, and forms of e-commerce payments).

Our hours are Monday – Friday from 8:30 a.m. – 7:00 p.m. Eastern time. Please do not send any checks, correspondence or notices to this office; send them to the mailing address.

attained age	The issue age of the person insured, plus the number of completed years since the Policy date (for the initial specified amount) or the date of each increase in specified amount.

Base Policy	The WRL Associate Freedom Elite Builder variable life insurance policy without any supplemental riders.

beneficiary(ies)	The person or persons you select to receive the death benefit from the Policy. You name the primary beneficiary and contingent beneficiaries.

cash value	The sum of your Policy's value in the subaccounts and the fixed account. If there is a Policy loan outstanding, the cash value includes any amounts held in our fixed account to secure the Policy loan.

death benefit proceeds

The amount we will pay to the beneficiary(ies) on the insured's death. We will reduce the death benefit proceeds by the amount of any outstanding loan amount, including any accrued loan interest, and any due and unpaid monthly deductions.

fixed account

An option to which you may allocate net premiums and cash value. We guarantee that any amounts you allocate to the fixed account will earn interest at a declared rate. The fixed account is part of our general account. The fixed account is not available to you if your Policy was issued before January 1, 2009 in the State of New Jersey.

free-look period	The period during which you may return the Policy and receive a refund as described in the prospectus. The length of the free-look period varies by state. The free-look period is listed in the Policy.

funds

Investment companies which are registered with the U.S. Securities and Exchange Commission. The Policy allows you to invest in the portfolios of the funds through our subaccounts. We reserve the right to add other registered investment companies to the Policy in the future.

good order

An instruction that is received by the Company that is sufficiently complete and clear so that the Company does not need to exercise any discretion to follow such instruction. All orders to process a withdrawal request; a loan request; a request to surrender your Policy; a fund transfer request; or a death benefit claim must be in good order.

in force	While coverage under the Policy is active and the insured's life remains insured.

initial premium	The amount you must pay before insurance coverage begins under the Policy. The initial premium is shown on the schedule page of your Policy.

insured	The person whose life is insured by the Policy.

issue age

The insured's age on his or her birthday on or before the Policy date. When you increase the Policy’s specified amount of insurance coverage, the issue age for the new segment of specified amount coverage is the insured’s age on his or her birthday on or before the date that the increase in specified amount takes effect. This age may be different from the attained age on other segments of specified amount coverage.

lapse

When life insurance coverage ends because you do not have enough cash value in the Policy to pay the monthly deductions and any outstanding loan amount, including accrued loan interest, and you have not made a sufficient payment by the end of a grace period.

loan reserve account	A part of the fixed account to which amounts are transferred as collateral for Policy loans.

mailing address	Our mailing address is 4333 Edgewood Road, N.E., Cedar Rapids, Iowa, 52499. All premium payments and loan repayments made by check, and all correspondence and notices must be sent to this address.

maturity date

The Policy anniversary nearest the insured's 100th birthday if the insured is living and the Policy is still in force. It is the date when life insurance coverage under this Policy ends. You may continue coverage, at your option, under the Policy's extended maturity date benefit provision.

maximum fixed account value

For Policies Applied for On or After May 1, 2009: The maximum amount that may be allocated to the fixed account at any time without prior approval is the amount that would cause the fixed account to be $250,000, exclusive of loan reserve requirements. (This restriction does not apply to transfers to the fixed account necessary in the exercise of conversion rights).

minimum monthly guarantee premium

The amount shown on your Policy schedule page that we use during the no lapse period to determine whether a grace period will begin. We will adjust the minimum monthly guarantee premium if you change death benefit options, increase or decrease the specified amount, or add, terminate, increase or decrease a rider; you may need to pay additional premiums in order to keep the no lapse guarantee in place. A grace period will begin whenever your net surrender value is not sufficient to meet monthly deductions and the no lapse period guarantee is no longer in effect.

Monthiversary

This is the day of each month when we determine Policy charges and deduct them from cash value. It is the same date each month as the Policy date. If there is no valuation date in the calendar month that coincides with the Policy date, the Monthiversary is the next valuation date.

monthly deductions	The monthly Policy charge, plus the monthly cost of insurance, plus the monthly charge for any riders added to your Policy.

mortality and expense risk charge	This charge is a daily deduction from each subaccount that is taken before determining the unit value of that subaccount.

net surrender value

The amount we will pay you if you surrender the Policy while it is in force. The net surrender value on the date you surrender is equal to: the cash value minus any minus any outstanding loan amount and accrued loan interest.

no lapse date

For a Policy issued to any insured ages 0-60, the no lapse date is the anniversary on which the insured's attained age is 65 or the 20th Policy anniversary, whichever is earlier. For a Policy issued to an insured ages 61-85, the no lapse date is the fifth Policy anniversary. The no lapse date is specified in your Policy.

no lapse period	The period of time between the Policy date and the no lapse date during which the Policy will not lapse if certain conditions are met.

NYSE	The New York Stock Exchange.

planned periodic premium	A premium payment you make in a level amount at a fixed interval over a specified period of time.

Policy date

The date when our underwriting process is complete, full life insurance coverage goes into effect, the initial premium payment has been received, and we begin to make the monthly deductions. The Policy date is shown on the schedule page of your Policy. If you request, we may backdate a Policy by assigning a Policy date earlier than the date the Policy is issued. We measure Policy months, years, and anniversaries from the Policy date.

portfolio	One of the separate investment portfolios of a fund.

premiums	All payments you make under the Policy other than loan repayments.

reallocation account	That portion of the fixed account where we hold the premium(s) from the record date until the reallocation date.

reallocation date

The date we reallocate all cash value held in the reallocation account to the fixed account and/or subaccounts you selected on your application. We place your premium in the reallocation account (or as otherwise mandated by state law) only if your state requires us to return the full premium in the event you exercise your free-look right. In those states the reallocation date is the record date plus fifteen days. In all other states, the reallocation date is the Policy date.

record date	The date we record your Policy on our books. The record date is generally the Policy date, unless the Policy is backdated.

separate account

The WRL Series Life Account. It is a separate investment account that is divided into subaccounts. We established the separate account to receive and invest net premiums under the Policy and other variable life insurance policies we issue.

specified amount

The minimum death benefit we will pay under the Policy provided the Policy is in force. The initial specified amount of life insurance that you have selected is shown on the Policy's schedule page that you receive when the Policy is issued. The specified amount in force is the initial specified amount, adjusted for any increases or decreases in the Policy's specified amount. Other events such as a request to increase or decrease the specified amount, change in death benefit option or a cash withdrawal (if you choose Option A or Option C death benefit) may also affect the specified amount in force.

subaccount	A subdivision of the separate account that invests exclusively in shares of one investment portfolio of a fund.

termination	When the insured's life is no longer insured under the Policy or any rider, and the Policy or any rider is no longer in force.

valuation date	Each day the New York Stock Exchange is open for trading. Western Reserve is open for business whenever the New York Stock Exchange is open.

valuation period

The period of time over which we determine the change in the value of the subaccounts. Each valuation period begins at the close of normal trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time on each valuation date) and ends at the close of normal trading of the New York Stock Exchange on the next valuation date.

we, us, our (Western Reserve)	Western Reserve Life Assurance Co. of Ohio.

written notice

The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our mailing address.

you, your (owner or policyowner)	The person entitled to exercise all rights as owner under the Policy.

APPENDIX A- ILLUSTRATIONS
FOR POLICIES APPLIED FOR ON OR AFTER

MAY 1, 2009
(BASED ON THE 2001 C.S.O. MORTALITY TABLES)

FOR POLICIES APPLIED FOR ON/OR AFTER MAY 1, 2009

Appendix A

Illustrations

     The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, cash value, and net surrender value under a Policy issued to an insured of a given age, would change over time if the premiums indicated were paid and the return on the assets in the subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 10%. The tables illustrate Policy value that would result based on assumptions that you pay the premiums indicated, you do not change your specified amount, and you do not take any cash withdrawals or Policy loans. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 10%, but fluctuated over and under those averages throughout the years shown.

     We based the illustration on page __ on a Policy for an insured who is a __ year old male in the Ultimate Select rate class (the “representative insured”), annual premium paid on the first day of each Policy year of $600, a $100,000 initial specified amount and death benefit Option A. The illustration on that page also assumes cost of insurance charges based on our current cost of insurance rates.

     The illustration for the representative insured on page __ is based on the same factors as those on page __, except the cost of insurance charges are based on the guaranteed cost of insurance rates and expenses (based on the 2001 Commissioners Standard Ordinary Mortality Table).

     The amounts shown in the illustrations for the death benefits, cash values and net surrender values take into account the amount and timing of all Policy, subaccount and portfolio fees assessed under the Policy. The current illustration reflects the current charges for the Policy and the guaranteed illustration reflects the guaranteed charges for a Policy. These fees are:

(1) the daily charge for assuming mortality and expense risks assessed against each subaccount. This charge is equivalent to an annual charge of ___% of the average net assets of the subaccounts during the first 15 Policy years; we may reduce this charge to 0.30% in the 16th Policy year, but we do not guarantee that we will do so, and we reserve the right to maintain this charge at the 1.50% level after the 15th Policy year;
(2) the estimated daily expenses equivalent to an effective arithmetic average annual expense level of ___% of the portfolios’ gross average daily net assets. The ___% gross average portfolio expense level assumes an equal allocation of amounts among the __ subaccounts available to new investors. We used annualized actual audited expenses incurred during 2008 for the portfolios to calculate the gross average annual expense level; and
(3) the cost of insurance charges and the current monthly Policy charge.

     The hypothetical returns shown in the tables are provided only to illustrate the mechanics of a hypothetical policy and do not represent past or future investment rates of return. Tax charges that may be attributable to the separate account are not reflected because we are not currently making such charges. If tax charges are deducted in the future, the separate account would have to earn a sufficient amount in excess of 0%, 6% or 10% or cover any tax charges to produce after tax returns of 0%, 6% or 10%. Your actual rates of return for a particular Policy likely will be more or less than the hypothetical investment rates of return. The actual return on your cash value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy’s monthly charges and other charges, the portfolios’ expense ratios, and your loan and withdrawal history, in addition to the actual investment experience of the portfolios.

     We will furnish the owner, upon request, a personalized illustration reflecting the proposed insured’s age, gender, risk classification and desired Policy features. Contact your registered representative or our administrative office. (See prospectus back cover – “Inquiries.”)

WRL FREEDOM ELITE BUILDER(UPDATES TO COME)
WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
HYPOTHETICAL ILLUSTRATIONS
MALE ISSUE AGE 31
Specified Amount     $100,000                              Ultimate Select Class

Annual Premium     $600                          Option Type A

Using Current Cost of Insurance Rates

	DEATH BENEFIT Assuming Hypothetical Gross and Net Annual Investment Return of			CASH VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.19 (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)	0% (Gross) -1.19 (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)
1
2
3
4
5
6
7
8
9
10
15
20
25
30 (Age 61)
35 (Age 66)
40 (Age 71)
45 (Age 76)
50 (Age 81)
55 (Age 86)
60 (Age 91)
65 (Age 96)
69 (Age 100)
NET SURRENDER VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.19 (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)	End of Policy Year	0% (Gross) -1.19 (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)
1
2
3
4
5
6
7
8
9
10
15
* In the absence of an additional payment, the Policy would lapse.

WRL FREEDOM ELITE BUILDER(UPDATES TO COME)
WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
HYPOTHETICAL ILLUSTRATIONS
MALE ISSUE AGE 31

Specified Amount     $100,000                              Ultimate Select Class

Annual Premium     $600                              Option Type A

Using Guaranteed Cost of Insurance Rates

	DEATH BENEFIT Assuming Hypothetical Gross and Net Annual Investment Return of			CASH VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.19 (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)	0% (Gross) -1.19 (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)
1
2
3
4
5
6
7
8
9
10
15
20
25
30 (Age 61)
35 (Age 66)
40 (Age 71)
45 (Age 76)
50 (Age 81)
55 (Age 86)
60 (Age 91)
65 (Age 96)
69 (Age 100)
NET SURRENDER VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.19 (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)	End of Policy Year	0% (Gross) -1.19 (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)
1
2
3
4
5
6
7
8
9
10
15

* In the absence of an additional payment, the Policy would lapse.

APPENDIX B: ILLUSTRATIONS
FOR POLICIES APPLIED FOR BEFORE MAY 1, 2009 and ISSUED BEFORE JANUARY 1, 2009
(BASED ON THE 1980 C.S.O. MORTALITY TABLES)

FOR POLICIES APPLIED FOR AND ISSUED BEFORE

JANUARY 1, 2009

Appendix B

Illustrations

     The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, cash value, and net surrender value under a Policy issued to an insured of a given age, would change over time if the premiums indicated were paid and the return on the assets in the subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 10%. The tables illustrate Policy value that would result based on assumptions that you pay the premiums indicated, you do not change your specified amount, and you do not take any cash withdrawals or Policy loans. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 10%, but fluctuated over and under those averages throughout the years shown.

     We based the illustration on page ___on a Policy for an insured who is a__ year old male in the Ultimate Select rate class (the “representative insured”), annual premium paid on the first day of each Policy year of $600, a $100,000 initial specified amount and death benefit Option A. The illustration on that page also assumes cost of insurance charges based on our current cost of insurance rates.

     The illustration for the representative insured on page ___ is based on the same factors as those on page ___, except the cost of insurance charges are based on the guaranteed cost of insurance rates and expenses (based on the 1980 Commissioners Standard Ordinary Mortality Table).

     The amounts shown in the illustrations for the death benefits, cash values and net surrender values take into account the amount and timing of all Policy, subaccount and portfolio fees assessed under the Policy. The current illustration reflects the current charges for the Policy and the guaranteed illustration reflects the guaranteed charges for a Policy. These fees are:

(1) the daily charge for assuming mortality and expense risks assessed against each subaccount. This charge is equivalent to an annual charge of 0.90% of the average net assets of the subaccounts during the first 15 Policy years (we guarantee to reduce this charge to 0.60% after the first 15 Policy years). We may reduce this charge to 0.30% in the 16th Policy year, but we do not guarantee that we will do so, and we reserve the right to maintain this charge at the 0.60% level after the 15th Policy year;

(2) the estimated daily expenses equivalent to an effective arithmetic average annual expense level of ___% of the portfolios’ gross average daily net assets. The___% gross average portfolio expense level assumes an equal allocation of amounts among the __ subaccounts available to new investors. We used annualized actual audited expenses incurred during 2008 for the portfolios to calculate the gross average annual expense level; and

(3) the cost of insurance charge.

     The hypothetical returns shown in the tables are provided only to illustrate the mechanics of a hypothetical policy and do not represent past or future investment rates of return. Tax charges that may be attributable to the separate account are not reflected because we are not currently making such charges. If tax charges are deducted in the future, the separate account would have to earn a sufficient amount in excess of 0%, 6% or 10% or cover any tax charges to produce after tax returns of 0%, 6% or 10%. Your actual rates of return for a particular Policy likely will be more or less than the hypothetical investment rates of return. The actual return on your cash value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy’s monthly charges and other charges, the portfolios’ expense ratios, and your loan and withdrawal history, in addition to the actual investment experience of the portfolios.

     We will furnish the owner, upon request, a personalized illustration reflecting the proposed insured’s age, gender, risk classification and desired Policy features. Contact your registered representative or our administrative office. (See prospectus back cover – “Inquiries.”)

WRL FREEDOM ELITE BUILDER(to be updated)

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
HYPOTHETICAL ILLUSTRATIONS
MALE ISSUE AGE 31
Specified Amount     $100,000                              Ultimate Select Class

Annual Premium     $600                          Option Type A

Using Current Cost of Insurance Rates

	DEATH BENEFIT Assuming Hypothetical Gross and Net Annual Investment Return of			CASH VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.19 (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)	0% (Gross) -1.19 (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)
1
2
3
4
5
6
7
8
9
10
15
20
25
30 (Age 61)
35 (Age 66)
40 (Age 71)
45 (Age 76)
50 (Age 81)
55 (Age 86)
60 (Age 91)
65 (Age 96)
69 (Age 100)

NET SURRENDER VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.19 (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)	End of Policy Year	0% (Gross) -1.19 (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)
1
2
3
4
5
6
7
8
9
10
15
* In the absence of an additional payment, the Policy would lapse.

WRL FREEDOM ELITE BUILDER(to be updated)

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
HYPOTHETICAL ILLUSTRATIONS
MALE ISSUE AGE 31

Specified Amount     $100,000                              Ultimate Select Class

Annual Premium     $600                              Option Type A

Using Guaranteed Cost of Insurance Rates

	DEATH BENEFIT Assuming Hypothetical Gross and Net Annual Investment Return of			CASH VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.19 (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)	0% (Gross) -1.19 (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)
1
2
3
4
5
6
7
8
9
10
15
20
25
30 (Age 61)
35 (Age 66)
NET SURRENDER VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.19 (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)	End of Policy Year	0% (Gross) -1.19 (Net)	6% (Gross) 4.81% (Net)	10% (Gross) 8.81% (Net)
1
2
3
4
5
6
7
8
9
10
15

* In the absence of an additional payment, the Policy would lapse.

Prospectus Back Cover

Personalized Illustrations of Policy Benefits

     In order to help you understand how your Policy values could vary over time under different sets of assumptions, we will provide you, without charge and upon request, with certain personalized hypothetical illustrations showing the death benefit, net surrender value and cash value. These hypothetical illustrations will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the specified amount band, death benefit option, premium payment amounts, and hypothetical rates of return (within limits) that you request. The illustrations are not a representation or guarantee of investment returns or cash value.

Inquiries

     To learn more about the Policy, you should read the SAI dated the same date as this prospectus. The SAI has been filed with the SEC and is incorporated herein by reference. The table of contents of the SAI is included near the end of this prospectus.

     For a free copy of the SAI, for other information about the Policy, and to obtain personalized illustrations, please contact your agent, or our administrative office at:

     Western Reserve Life
     570 Carillon Parkway
     St. Petersburg, Florida 33716
     1-800-851-9777
     Facsimile: 1-727-299-1620 (for interfund transfers – 1-727-299-1648)
     (Monday - Friday from 8:30 a.m. - 7:00 p.m. Eastern time)
     www.westernreserve.com

More information about the Registrant (including the SAI) may be reviewed and copied at the SEC’s Public

Reference Room in Washington, D.C. For information on the operation of the Public Reference Room, please contact the SEC at 202-551-8090. You may also obtain copies of reports and other information about the Registrant on the SEC’s website at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. The Registrant’s file numbers are listed below.

TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.com or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Industry Regulatory Authority ("FINRA") (formerly, NASD) describing its Public Disclosure Program.

SEC File No. 333- /811-4420

AG08205-A___/2009

PART B

INFORMATION REQUIRED IN A

STATEMENT OF ADDITIONAL INFORMATION

STATEMENT OF ADDITIONAL INFORMATION

(Date 2009)

WRL FREEDOM ELITE BUILDER®
issued through
WRL Series Life Account
by
Western Reserve Life Assurance Co. of Ohio

Administrative Office:
570 Carillon Parkway
St. Petersburg, Florida 33716
1-800-851-9777
(727) 299-1800

Direct all payments by check and all correspondence and
notices to the Mailing Address:
4333 Edgewood Road, N.E.
Cedar Rapids, Iowa 52499

This Statement of Additional Information (“SAI”) expands upon subjects discussed in the current prospectus for the WRL Freedom Elite Builder® flexible premium variable life insurance policy offered by Western Reserve Life Assurance Co. of Ohio. You may obtain a copy of the prospectus dated (date, 2009), by calling our administrative office at 1-800-851-9777 (Monday – Friday from 8:30 a.m. – 7:00 p.m. Eastern time), or by writing to the mailing address at, Western Reserve Life, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499. The prospectus sets forth information that a prospective investor should know before investing in a Policy. Terms used in this SAI have the same meanings as in the prospectus for the Policy.

This SAI is not a prospectus and should be read only in conjunction with the prospectuses for the Policy and the
AEGON/Transamerica Series Trust – Initial Class, Fidelity Variable Insurance Products
Funds – Service Class 2 Shares, the ProFunds, the Access One Trust, the AllianceBernstein Variable Products Series Fund, and the Franklyn Templeton Variable Insurance Trust..

WRL00193/A-date/2009

Table of Contents

The Policy - General Provisions     6

Ownership Rights     6

Our Right to Contest the Policy     7

Suicide Exclusion     7

Misstatement of Age or Gender     7

Mixed and Shared Funding     7

Addition, Deletion, or Substitution of Portfolios     8

Additional Information     8

Additional Information about Western Reserve and the Separate Account     8

Legal Matters     8

Variations in Policy Provisions     9

Personalized Illustrations of Policy Benefits     9

Sale of the Policies     9

Reports to Owners     9

Records     10

Independent Registered Public Accounting Firm     10

Experts     10

Financial Statements     10

Underwriters     10

Underwriting Standards     10

IMSA     11

Performance Data     11

Other Performance Data in Advertising Sales Literature     11

Western Reserve's Published Ratings     11

Index to Financial Statements     11

WRL Series Life Account:     S-1

Western Reserve Life Assurance Co. of Ohio      G-1

In order to supplement the description in the prospectus, the following provides additional information about Western Reserve and the Policy, which may be of interest to a prospective purchaser.

The Policy – General Provisions

Ownership Rights

     The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The owner may exercise certain rights described below.

Changing the Owner	•	Change the owner by providing written notice to us at our mailing address at any time while the insured is alive and the Policy is in force.
	•	Change is effective as of the date that the written notice is accepted by us at our mailing address.
	•	Changing the owner does not automatically change the beneficiary.
	•	Changing the owner may have tax consequences. You should consult a tax advisor before changing the owner.
	•	We are not liable for payments we made before we received the written notice at our mailing address.

Choosing the Beneficiary	•	The owner designates the beneficiary (the person to receive the death benefit when the insured dies) in the application.
	•	If the owner designates more than one beneficiary, then each beneficiary shares equally in any death benefit proceeds unless the beneficiary designation states otherwise.
	•	If the beneficiary dies before the insured, then any contingent beneficiary becomes the beneficiary.
	•	If both the beneficiary and contingent beneficiary die before the insured, then the death benefit will be paid to the owner or the owner's estate upon the insured's death.

Changing the Beneficiary	•	The owner changes the beneficiary by providing written notice to us at our mailing address.
	•	Change is effective as of the date the owner signs the written notice.
	•	We are not liable for any payments we made before we received the written notice at our mailing address.

Assigning the Policy	•	The owner may assign Policy rights while the insured is alive.
	•	The owner retains any ownership rights that are not assigned.
	•	Assignee may not change the owner or the beneficiary, and may not elect or change an optional method of payment. Any amount payable to the assignee will be paid in a lump sum.
	•	Claims under any assignment are subject to proof of interest and the extent of the assignment.
	•	We are not:
> bound by any assignment unless we receive a written notice of the assignment at our mailing address;
> responsible for the validity of any assignment;
> liable for any payment we made before we received written notice of the assignment at our mailing address; or
> bound by any assignment which results in adverse tax consequences to the owner, insured(s) or beneficiary(ies).
	•	Assigning the Policy may have tax consequences. You should consult a tax advisor before assigning the Policy.

Our Right to Contest the Policy

     In issuing this Policy, we rely on all statements made by or for the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy for two years from the Policy date. For any portion of the specified amount that is issued as a result of a conversion, the contestability period is measured from the later of the policy date of the policy that was converted or the latest effective date of reinstatement of the converted policy.

     A new two year contestability period shall apply to each increase in specified amount beginning on the effective date of each increase and will apply only to statements made in the application for the increase.

     In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy (or requested increase in specified amount) has been in force during the insured's lifetime for two years from the Policy date, or if reinstated, for two years from the date of reinstatement. For any portion of the specified amount that is issued as a result of a conversion, the suicide period is measured from the later of the policy date of the policy that was converted or the latest effective date of reinstatement of the converted policy.

Suicide Exclusion

     If the insured commits suicide, while sane or insane, within two years of the Policy date (or two years from the reinstatement date, if the Policy lapses and is reinstated), the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any outstanding loan amount, and less any cash withdrawals. We will pay this amount to the beneficiary in one sum.

     If the insured commits suicide, while sane or insane, within two years from the effective date of any increase in specified amount, our liability with respect to such increase will be limited to its cost of insurance.

Misstatement of Age or Gender

     If the age or gender of the insured was stated incorrectly in the application or any supplemental application, then the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the insured's correct age and gender.

Modifying the Policy

     Only our President or Secretary may modify the Policy or waive any of our rights or requirements under the Policy. Any modification or waiver must be in writing. No registered representative may bind us by making any promise not contained in the Policy.

     If we modify the Policy, we will provide you notice and we will make appropriate endorsements to the Policy.

Mixed and Shared Funding

     In addition to the separate account, shares of the portfolios are also sold to other separate accounts that we (or our affiliates) establish to support variable annuity contracts and variable life insurance policies. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Neither the funds nor we currently foresee any such disadvantages, either to variable life insurance policyowners or to variable annuity contract owners. However, the funds’ Board of Directors/Trustees will monitor events in order to identify any material conflicts between the interests of such variable life insurance policyowners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners.

     If a fund's Board of Directors/Trustees were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, Western Reserve will bear the attendant expenses, but variable life insurance policyowners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

Addition, Deletion, or Substitution of Portfolios

     We do not guarantee that each portfolio will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new portfolios, close existing portfolios, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will only add, delete or substitute shares of another portfolio of a fund (or of another open-end, registered investment company) if the shares of a portfolio are no longer available for investment, or if in our judgment further investment in any portfolio would become inappropriate in view of the purposes of the separate account. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase securities from other portfolios for the separate account. We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

     We also reserve the right to establish additional subaccounts of the separate account, each of which would invest in a new portfolio of a fund, or in shares of another investment company, with specified investment objectives. We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant. We will make any new subaccounts available to existing owners on a basis we determine. We may also eliminate one or more subaccounts for the same reasons as stated above.

     In the event of any such substitution or change, we may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If we deem it to be in the best interests of persons having voting rights under the Policies, and when permitted by law, the separate account may be (1) operated as a management company under the 1940 Act, (2) deregistered under the 1940 Act in the event such registration is no longer required, (3) managed under the direction of a committee, or (4) combined with one or more other separate accounts, or subaccounts.

Additional Information

Additional Information about Western Reserve and the Separate Account

     Western Reserve is a stock life insurance company is a wholly-owned indirect subsidiary of Transamerica Corporation, which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of the Netherlands, a public company under Dutch law. Western Reserve's administrative office is located at 570 Carillon Parkway, St. Petersburg, Florida 33716-1202 and the mailing address is 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

     Western Reserve was initially incorporated in 1957 under the laws of Ohio and is subject to regulation by the Insurance Department of the State of Ohio, as well as by the insurance departments of all other states and jurisdictions in which it does business. Western Reserve is licensed to sell insurance in all states (except New York), Puerto Rico, Guam, and in the District of Columbia. Western Reserve submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. The Policy described in the prospectus has been filed with, and where required, approved by, insurance officials in those jurisdictions in which it is sold.

     Western Reserve established the separate account as a separate investment account under Ohio law in 1985. We own the assets in the separate account and are obligated to pay all benefits under the Policies. The separate account is used to support other life insurance policies of Western Reserve, as well as for other purposes permitted by law. The separate account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a "separate account" within the meaning of the federal securities laws.

     Western Reserve holds the assets of the separate account physically segregated and apart from the general account. Western Reserve maintains records of all purchases and sales of portfolio shares by each of the subaccounts. A blanket bond was issued to AEGON USA, Inc. ("AEGON USA") in the aggregate amount of $12 million, covering all of the employees of AEGON USA and its affiliates, including Western Reserve. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. providing fidelity coverage, covers the activities of registered representatives of TCI to a limit of $10 million.

Legal Matters

      Arthur D. Woods, Vice President and Senior Counsel of Western Reserve, has provided legal advice on certain matters in connection with the issuance of the Policy.

Variations in Policy Provisions

     Certain provisions of the Policy may vary from the descriptions in the prospectus, depending on when and where the Policy was issued, in order to comply with different state laws. These variations may include differences in charges, or Policy features may be unavailable or known by a different name. Please refer to your Policy, since any variations will be included in your Policy or in riders or endorsements attached to your Policy.

Personalized Illustrations of Policy Benefits

     In order to help you understand how your Policy values would vary over time under different sets of assumptions, we will provide you with certain personalized illustrations upon request. These will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the specified amount, death benefit option, premium payment amounts, and rates of return (within limits) that you request.

     The illustrations are not a representation or guarantee of investment returns or cash value. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest.

Sale of the Policies

     We currently offer the Policies on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

Our affiliate, TCI serves as principal underwriter for the Policies. TCI’s home office is located at 4600 S. Syracuse Street, Suite 1100, Denver, Colorado 80237. TCI is an affiliate of Western Reserve and, like Western Reserve, is an indirect, wholly owned subsidiary of AEGON USA. TCI is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of NASD, Inc. TCI is not a member of the Securities Investor Protection Corporation.

The Policies are offered to the public through sales representatives of broker-dealers ("selling firms") that have entered into selling agreements with us and with TCI. Sales representatives are appointed as our insurance agents.

During fiscal years 2007 and 2006 before TCI replaced our affiliate, AFSG Securities Corporation (“AFSG”) as principal underwriter for the Policies, the amounts paid to AFSG in connection with all Policies sold through the separate account were $21,215,096 and $70,977,287, respectively. The amount paid to TCI for the period May 1, 2007 through December 31, 2007 in connection with all Policies sold through the separate account was $44,112,185. During fiscal year 2008, the amount paid to TCI in connection with all Policies sold through the separate account was $------------. AFSG and TCI each passed through commissions it received to selling firms for their sales and did not retain any portion of them. Our parent company provides capital distributions to TCI (and provided capital distributions to AFSG) and pays for TCI’s (and paid for AFSG’s) operating and other expenses, including overhead, legal and accounting fees.

We and/or TCI or ISI may pay certain selling firms additional cash amounts for: (1) “preferred product” treatment of the Policies in their marketing programs, which may include marketing services and increased access to their sales representatives; (2) sales promotions relating to the Policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; and (4) other sales expenses incurred by them. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

Reports to Owners

     At least once each year, or more often as required by law, we will mail to policyowners at their last known address a report showing the following information as of the end of the report period:

>	the current cash value	>	any activity since the last report
>	the current net surrender value	>	projected values
>	the current death benefit	>	investment experience of each subaccount
>	outstanding loans	>	any other information required by law

     You may request additional copies of reports, but we may charge a fee for such additional copies. In addition, we will send written confirmations of any premium payments and other financial transactions you request including: changes in specified amount, changes in death benefit option, transfers, partial withdrawals, increases in loan amount, loan interest payments, loan repayments, lapses and reinstatements. We also will send copies of the annual and semi-annual report to shareholders for each portfolio in which you are indirectly invested.

Records

     We will maintain all records relating to the separate account and the fixed account.

Independent Registered Public Accounting Firm

The financial statements of the separate account at December 31, 2008 and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Western Reserve at December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Experts

     Actuarial matters included in this SAI have been examined by Lorne Schinbein, Vice President and Managing Actuary of Western Reserve, located at 570 Carillon Parkway, St. Petersburg, Florida 33716, as stated in the opinion filed as an exhibit to the registration statement.

Financial Statements

     Western Reserve's statutory-basis financial statements and schedules, which include the Report of Independent Registered Public Accounting Firm, appear on the following pages. These statutory-basis financial statements and schedules should be distinguished from the separate account's financial statements and you should consider these statutory-basis financial statements and schedules only as bearing upon Western Reserve's ability to meet our obligations under the Policies. You should not consider our statutory-basis financial statements and schedules as bearing upon the investment performance of the assets held in the separate account.

     Western Reserve's statutory-basis financial statements and schedules at December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, have been prepared on the basis of statutory accounting principles rather than U.S. generally accepted accounting principles.

     The separate account’s financial statements, which include the Report of Independent Registered Public Accounting Firm, also appear on the following pages.

Underwriters

Underwriting Standards

     The Policy uses mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age. Montana prohibits our use of actuarial tables that distinguish between males and females to determine premiums and policy benefits for policies issued on the lives of its residents. Therefore, we will base the premiums and benefits in Policies that we issue in Montana, to insure residents of that state, on actuarial tables that do not differentiate on the basis of gender.

     Your cost of insurance charge will vary by the insured's gender, issue age on the Policy date, issue age at the time of any increase in specified amount, rate band, length of time from the Policy date or from the date of any increase in specified amount, and rate class. We currently place insureds into the following rate classes:

•	ultimate select (preferred) non-tobacco use;
•	select (non-preferred) non-tobacco use;
•	ultimate standard (preferred) tobacco use;
•	standard (non-preferred) tobacco use; and
•	juvenile-under 18.

     We also place insureds in various sub-standard rate classes, which involve a higher mortality risk and higher charges. We generally charge higher rates for insureds who use tobacco. We currently charge lower cost of insurance rates for insureds who are in an "ultimate class." An ultimate class is only available if our underwriting guidelines require you to take a blood test because of the specified amount you have chosen.

IMSA

     We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance, long-term care insurance and annuity products. Through its Principles and Code of Ethical Market Conduct, IMSA encourages its member companies to develop and implement policies and procedures to promote sound market practices. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards. You may find more information about IMSA and its ethical standards at www.imsaethics.org in the "Consumer" section or by contacting IMSA at 240-497-2900.

Performance Data

Other Performance Data in Advertising Sales Literature

We may compare each subaccount's performance to the performance of:
•	other variable life issuers in general;
•

variable life insurance policies which invest in mutual funds with similar investment objectives and policies, as reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar, Inc. ("Morningstar"); and other services, companies, individuals, or industry or financial publications (e.g., Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's Personal Finance, and Fortune) ;

>

Lipper and Morningstar rank variable annuity contracts and variable life policies. Their performance analysis ranks such policies and contracts on the basis of total return, and assumes reinvestment of distributions; but it does not show sales charges, redemption fees or certain expense deductions at the separate account level.

•	the Standard & Poor's Index of 500 Common Stocks, or other widely recognized indices;
	>	unmanaged indices may assume the reinvestment of dividends, but usually do not reflect deductions for the expenses of operating or managing an investment portfolio; or
•	other types of investments, such as:
	>	certificates of deposit;
	>	savings accounts and U.S. Treasuries;
	>	certain interest rate and inflation indices (e.g., the Consumer Price Index); or
>

indices measuring the performance of a defined group of securities recognized by investors as representing a particular segment of the securities markets (e.g., Donoghue Money Market Institutional Average, Lehman Brothers Corporate Bond Index, or Lehman Brothers Government Bond Index).

Western Reserve's Published Ratings

     We may publish in advertisements, sales literature, or reports we send to you the ratings and other information that an independent ratings organization assigns to us. These organizations include: A.M. Best Company, Moody's Investors Service, Inc., Standard & Poor's Insurance Rating Services, and Fitch Ratings. These ratings are opinions regarding an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. These ratings do not apply to the separate account, the subaccounts, the funds or their portfolios, or to their performance.

Index to Financial Statements (Note: Financial Statements will be filed by amendment when completed)

WRL Series Life Account:

Report of Independent Registered Public Accounting Firm, dated (date 2009)
Statements of Assets and Liabilities at December 31, 2008
Statements of Operations for the year ended December 31, 2008
Statements of Changes in Net Assets for the years ended December 31, 2008 and 2007
Notes to the Financial Statements

Western Reserve Life Assurance Co. of Ohio

Report of Independent Registered Public Accounting Firm, dated (date 2009)

Balance Sheets Statutory-Basis at December 31, 2008 and 2007
Statements of Operations Statutory-Basis for the years ended December 31, 2008, 2007 and 2006
Statements of Changes in Capital and Surplus Statutory-Basis for the years ended December 31, 2008, 2007 and 2006
Statements of Cash Flow Statutory-Basis for the years ended December 31, 2008, 2007 and 2006
Notes to Financial Statements--Statutory-Basis
Statutory-Basis Financial Statement Schedules

PART C - OTHER INFORMATION

Item 26.     Exhibits

(a)	Resolution of the Board of Directors of Western Reserve establishing the separate account (17)

(b)      Not Applicable

(c)      Distribution of Policies

(i)	Master Service and Distribution Compliance Agreement (2)
(ii)	Amendment to Master Service and Distribution Compliance Agreement (3)
(iii)	Form of Broker/Dealer Supervisory and Service Agreement (3)
(iv)	Principal Underwriting Agreement (3)
(v)	First Amendment to Principal Underwriting Agreement (3)
(vi)	Second Amendment to Principal Underwriting Agreement (11)
(vii)	Third Amendment to Principal Underwriting Agreement (13)
                               (viii) First Amendment to Amended and Restated Principal Underwriting Agreement (17)

                               (vix) Amendment No. 2 And Novation To The Amended And Restated Principal Underwriting Agreement between Transamerica Capital Inc. and Western Reserve (18)

(d)	(i) Specimen Flexible Premium Variable Life Insurance Policy –
                                (ii) Living Benefit Rider (an Accelerated Death Benefit) (6)

(e)	Application for Flexible Premium Variable Life Insurance Policy
(f)	Depositor’s Certification of Incorporation and By-Laws
(i)	Second Amended Articles of Incorporation of Western Reserve (2)
                               (ii)     Certificate of First Amendment to the Second Amended Articles of Incorporation of Western Reserve (4)

(iii)	Amended Code of Regulations (By-Laws) of Western Reserve (1)

(g)	Reinsurance Agreements
                                          (i)     Reinsurance Treaty dated September 30, 2000 and Amendments Thereto (5)

                               (ii)     Reinsurance Treaty dated July 1, 2002 and Amendments Thereto (5)

(h)	(i) Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Western Reserve dated June 14, 1999 (7)
(ii)	Amendment No. 1 dated March 15, 2000 to Participation Agreement – Variable Insurance Products Fund II (8)
(iii)	Second Amendment dated April 12, 2001 to Participation Agreement – Variable Insurance Products Fund II (9)
(iv)	Third Amendment to Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Western Reserve dated September 1, 2003 (11)
(v)	Fourth Amendment to Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Western Reserve dated December 1, 2003 (12)
(vi)	Participation Agreement between AEGON/Transamerica Series Fund, Inc. and Western Reserve dated February 21, 2001 and Amendment Nos. 1 – 20 thereto (10)
(vii)	Amendment No. 21 to Participation Agreement between AEGON/Transamerica Series Fund, Inc. and Western Reserve dated September 1, 2003 (11)
(viii)	Amendment No. 22 to Participation Agreement between AEGON/Transamerica Series Fund, Inc. and Western Reserve dated December 1, 2003 (12)
(ix)	Amendment No. 23 to Participation Agreement between AEGON/Transamerica Series Fund, Inc. and Western Reserve dated May 1, 2004 (13)
(x)	Amendment No. 24 to Participation Agreement between AEGON/Transamerica Series Fund, Inc. and Western Reserve dated October 22, 2004 (14)
(xi)	Amendment No. 25 to Participation Agreement between AEGON/Transamerica Series Trust and Western Reserve dated March 28, 2005 (15)
(xii)	Amendment No. 26 to Participation Agreement between AEGON/Transamerica Series Trust and Western Reserve dated September 1, 2005 (15)
(xiii)	Participation Agreement Among Western Reserve, ProFunds, Access One Trust and ProFund Advisors LLC dated June 6, 2006 (16)
(xiv)	Amendment No. 27 to Participation Agreement between AEGON/Transamerica Series Trust and Western Reserve dated May 1, 2006 (18)
(xv)	Amendment No. 28 to Participation Agreement between AEGON/Transamerica Series Trust and Western Reserve dated May 1, 2007 (18)
(xvi)	Amendment No. 1 to Participation Agreement among Western Reserve, ProFunds, Access One Trust and ProFunds Advisors LLC dated June 1, 2007 (19)
(xvii)	Amendment No. 2 to Participation Agreement among Western Reserve, ProFunds, Access One Trust and ProFunds Advisors LLC dated August 30, 2007 (19)
(xviii)	Participation Agreement Among Western Reserve, Franklin Templeton Variable Products Trust and Franklin Advisers, L.P. (2121)
(xix)	Participation Agreement Among Western Reserve, AllianceBernstein Variable Products Series Fund, Inc. and AllianceBernstein L.P. (2121)
(i)	Not Applicable
(j)	Not Applicable
(k)	Opinion of Arthur D. Woods, Esq. as to the Legality of the Securities Being Offered (21)
(l)	Opinion and Consent of Lorne Schinbein as to Actuarial Matters Pertaining to the Securities being Registered (21)
(m)	Sample Hypothetical Illustration
(n)	Other Opinions:
(i)	Written Consent of Sutherland Asbill & Brennan LLP (21)
(ii)	Written Consent of Ernst & Young LLP (21)
(o)	Not Applicable
(p)	Not Applicable
(q)	Memorandum describing issuance, transfer and redemption procedures (21)
(r)	Powers of Attorney (20)

Eric J. Martin

Brenda K. Clancy

Charles T. Boswell
Arthur C. Schneider
John R. Hunter
Tim L. Stonehocker

_____________________________________

(1)	This exhibit was previously filed on Post-Effective Amendment No. 16 to Form S-6 Registration Statement dated April 21, 1998 (File No. 33-31140) and is incorporated herein by reference.
(2)	This exhibit was previously filed on Post-Effective Amendment No. 11 to Form N-4 Registration Statement dated April 20, 1998 (File No. 33-49556) and is incorporated herein by reference.
(3)	This exhibit was previously filed on Post-Effective Amendment No. 4 to Form S-6 Registration Statement dated April 21, 1999 (File No. 333-23359) and is incorporated herein by reference.
(4)	This exhibit was previously filed on Post-Effective Amendment No. 5 to Form S-6 Registration Statement dated April 19, 2000 (File No. 333-23359) and is incorporated herein by reference.
(5)	This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-6 Registration Statement dated January 31, 2003 (File No. 333-100993) and is incorporated herein by reference.
(6)	This exhibit was previously filed on the Initial Registration Statement to Form N-6 Registration Statement dated August 6, 2003 (File No. 333-107705) and is incorporated herein by reference.
(7)	This exhibit was previously filed on the Initial Registration Statement to Form S-6 Registration Statement dated September 23, 1999 (File No. 333-57681) and is incorporated herein by reference.
(8)	This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-4 Registration Statement dated April 10, 2000 (File No. 333-93169) and is incorporated herein by reference.
(9)	This exhibit was previously filed on Post-Effective Amendment No. 16 to Form S-6 Registration Statement dated April 16, 2001 (File No. 33-69138) and is incorporated herein by reference.
(10)	This exhibit was previously filed on the Initial Registration Statement to Form N-4 Registration Statement dated September 5, 2003 (File No. 333-108525) and is incorporated herein by reference.
(11)	This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-6 Registration Statement dated October 9, 2003 (File No. 333-107705) and is incorporated herein by reference.
(12)	This exhibit was previously filed on the Initial Registration Statement to Form N-6 Registration Statement dated November 7, 2003 (File No. 333-110315) and is incorporated herein by reference.
(13)	This exhibit was previously filed on Post-Effective Amendment No. 2 to Form N-6 Registration Statement dated April 16, 2004 (File No. 333-100993) and is incorporated herein by reference.
(14)	This exhibit was previously filed on Post-Effective Amendment No. 3 to Form N-6 Registration Statement dated February 28, 2005 (File No. 333-107705) and is incorporated herein by reference.
(15)	This exhibit was previously filed on Initial Registration Statement to Form N-6 Registration Statement dated September 28, 2005 (File No. 333-128650) and is incorporated herein by reference.
(16)	This exhibit was previously filed on the Initial Registration Statement to Form N-6 Registration Statement dated June 15, 2006 (File No. 333-135005) and is incorporated herein by reference.
(17)	This exhibit was previously filed on the Initial Registration Statement to Form N-6 Registration Statement dated July 17, 2006 (File No. 333-135803) and is incorporated herein by reference.
(18)	This exhibit was previously filed on the Initial Registration Statement to Form N-6 Registration Statement dated June 28, 2007 (File No. 333-144117) and is incorporated herein by reference.
(19)	This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-6 Registration Statement dated October 16, 2007 (File No. 333-144117) and is incorporated herein by reference.
(20)	This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-6 Registration Statement dated October 20, 2008 (File No. 333-152446) and is incorporated herein by reference.
(21)	To be filed by amendment.

Item 27.     Directors and Officers of the Depositor

Name	Principal Business Address	Position and Offices with Depositor
Tim L. Stonehocker	(1)	Chairman of the Board
Charles T. Boswell	(2)	Director and Chief Executive Officer
Brenda K. Clancy	(1)	Director and President
M. Craig Fowler	(3)	Vice President and Treasurer
Eric J. Martin	(1)	Vice President and Corporate Controller
Arthur C. Schneider	(1)	Director, Senior Vice President and Chief Tax Officer
John R. Hunter	(1)	Director and Chief Financial Officer
(1)	4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001
(2)	570 Carillon Parkway, St. Petersburg, Florida 33716
(3)	400 W. Market Street, Louisville, Kentucky 40202

Item 28. Persons Controlled by or Under Common Control with the Depositor or Registrant

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

AEGON N.V.	Netherlands	22.23% of Vereniging AEGON Netherlands Membership Association	Holding Company
AEGON Nederland N.V.	Netherlands	100% AEGON N.V.	Holding Company
AEGON Nevak Holding B.V.	Netherlands	100% AEGON N.V.	Holding Company
AEGON Derivatives B.V.	Netherlands	100% AEGON N.V.	Holding Company
AEGON International N.V.	Netherlands	100% AEGON N.V.	Holding Company
The AEGON Trust Voting Trust	Delaware		Voting Trust
Trustees:
Donald J. Shepard
Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Joseph B.M. Streppel
Craig D. Vermie
Alexander R. Wynaendts
AEGON U.S. Holding Corporation	Delaware	225 shares of Series A Preferred Stock owned by Scottish Equitable Finance Limited	Holding company
AEGON DMS Holding B.V.	Netherlands	100% AEGON International N.V.	Holding company
Canadian Premier Holdings Ltd	Canada	100% AEGON DMS Holding B.V.	Holding company
Canadian Premier Life Insurance Company	Canada	100% Canadian Premier Holdings Ltd	Holding company
Consumer Membership Services Canada Inc.	Canada	100% Canadian Premier Holdings Ltd.	Insurance company
Legacy General Insurance Company	Canada	100% Canadian Premier Holdings Ltd.	Insurance
Cornerstone International Holdings Ltd	United Kingdom	100% AEGON DMS Holding B.V.	Holding company
Stonebridge International Marketing Ltd	United Kingdom	100% Cornerstone International Holding Ltd.	Marketing company
Stonebridge International Insurance Ltd	United Kingdom	100% Cornerstone International Holdings, Ltd.	Insurance company
Short Hills Management Company	New Jersey	100% AEGON U.S. Holding Corporation	Insurance Agent
COPRA Reinsurance Company	New York	100% AEGON U.S. Holding Corporation	Reinsurance
AEGON Management Company	Indiana	100% AEGON U.S. Holding Corporation	Insurance holding company
AEGON U.S. Corporation	Iowa	100% AEGON U.S. Holding Corporation owns 10,024 shares (75.58%); AEGON USA, Inc. owns 3,238 shares (24.42%)	Holding company
Transamerica Corporation and subsidiaries (“TAC”)	Delaware	100% AEGON NV	Major interest in insurance and finance
Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON USA, Inc.	Iowa	AEGON U.S. Holding Corporation; AEGON U.S. Corporation	Holding company
RCC North America, LLC	Delaware	100% AEGON USA, Inc.	Real estate
Transamerica International Holdings, Inc.	Delaware	100% AEGON USA, Inc.	Holding Company
AEGON Funding Corp.	Delaware	100% Transamerica Holding Corporation LLC	Issue debt securities-net proceeds used to make loans to affiliates
First AUSA Life Insurance Company	Maryland	100% Transamerica Holding Company LLC	Insurance holding company
Transamerica Financial Life Insurance Company	New York	First AUSA Life Insurance Company and Transamerica Occidental Life Insurance Company	Insurance
Life Investors Insurance Company of America	Iowa	50% First AUSA Life Ins. Company and 50% AUSA Life Insurance Company	Insurance
Apple Partners of Iowa LLC	Iowa	58.13% Monumental Life Insurance Company; 41.87 Peoples Benefit Life Insurance Company	Apple production, packing, storage and sales
Life Investors Alliance, LLC	Delaware	100% LIICA	Purchase, own, and hold the equity interest of other entities
Transamerica Life Insurance Company	Iowa	Transamerica Holding Company LLC and Transamerica Life Insurance and Annuity Company	Insurance
AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Co.	Marketing
AEGON Assignment Corporation of Kentucky	Kentucky	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements
AEGON Assignment Corporation	Illinois	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements
Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Financial Institutions, Inc.	Minnesota	100% AEGON Financial Services Group, Inc.	Life insurance and underwriting services
Southwest Equity Life Ins. Co.	Arizona	100% of Common Voting Stock First AUSA Life Ins. Company	Insurance
Iowa Fidelity Life Insurance Co.	Arizona	100% of Common Voting Stock First AUSA Life Ins. Company	Insurance
Western Reserve Life Assurance Co. of Ohio	Ohio	100% First AUSA Life Ins. Company	Insurance
World Financial Group Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance Agency
Transamerica Fund Advisors, Inc.	Florida	77% WRL, 23% AUSA Holding Company	Investment Adviser
AEGON/Transamerica Series Trust	Maryland	Various	Mutual Fund
Transamerica Fund Services, Inc.	Florida	56% AUSA Holding Company and 44% Western Reserve Life Assurance Co. of Ohio	Shareholder services
Transamerica IDEX Mutual Funds	Massachusetts	100% WRL	Mutual Fund
Transamerica Income Shares, Inc.	Maryland	100% WRL	Mutual Fund
World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance Agency
World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance Agency
WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance Agency
World Financial Group Insurance Agency of Wyoming	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance Agency
WFG Property & Casualty Insurance Agency, Inc.	Georgia	100% World Financial Group Insurance Agency, Inc.	Insurance
WFG Property & Casualty Insurance Agency of California, Inc.	California	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance
Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
WFG Property & Casualty Insurance Agency of Nevada, Inc.	Nevada	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance
United Financial Services, Inc.	Maryland	100% First AUSA Life Ins. Company	General agency
Bankers Financial Life Ins. Co.	Arizona	100% First AUSA Life Ins. Company	Insurance
The Whitestone Corporation	Maryland	100% First AUSA Life Ins. Company	Insurance agency
Cadet Holding Corp.	Iowa	100% First AUSA Life Insurance Company	Holding company
Monumental General Life Insurance Company of Puerto Rico	Puerto Rico	51% First AUSA Life Insurance Company 49% Baldrich & Associates of Puerto Rico	Insurance
AUSA Holding Company	Maryland	100% Transamerica Holding Company, L.L.C.	Holding company
AEGON USA Investment Management, Inc.	Iowa	100% AUSA Holding Company	Investment Adviser
AEGON USA Securities, Inc.	Iowa	100% Transamerica Holding Company, L.L.C.	Broker-Dealer
Monumental General Insurance Group, Inc.	Maryland	100% AUSA Holding Company.	Holding company
Trip Mate Insurance Agency, Inc.	Kansas	100% Monumental General Insurance Group, Inc.	Sale/admin. of travel insurance
Monumental General Administrators, Inc.	Maryland	100% Monumental General Insurance Group, Inc.	Provides management srvcs. to unaffiliated third party administrator
National Association Management and Consultant Services, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides actuarial consulting services
Monumental General Mass Marketing, Inc.	Maryland	100% Monumental General Insurance Group, Inc.	Marketing arm for sale of mass marketed insurance coverage
Universal Benefits Corporation	Iowa	100% AUSA Holding Co.	Third party administrator
Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Capital, Inc.	California	100% AUSA Holding Co.	Broker/Dealer and Principal Underwriter
Investors Warranty of America, Inc.	Iowa	100% AUSA Holding Co.	Provider of automobile extended maintenance contracts
Massachusetts Fidelity Trust Co.	Iowa	100% AUSA Holding Co.	Trust company
Money Services, Inc.	Delaware	100% AUSA Holding Co.	Provides financial counseling for employees and agents of affiliated companies
ADB Corporation, L.L.C.	Delaware	100% Money Services, Inc.	Special purpose limited Liability company
ORBA Insurance Services, Inc.	California	40.15% Money Services, Inc.	Insurance agency
AEGON USA Travel and Conference Services, LLC	Iowa	100% Money Services, Inc.	Travel and Conference Services
Roundit, Inc.	Maryland	50% AUSA Holding Co.	Financial services
Zahorik Company, Inc.	California	100% AUSA Holding Co.	Broker-Dealer
ZCI, Inc.	Alabama	100% Zahorik Company, Inc.	Insurance agency
Zahorik Texas, Inc.	Texas	100% Zahorik Company, Inc.	Insurance agency
Long, Miller & Associates, L.L.C.	California	33-1/3% AUSA Holding Co.	Insurance agency
AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding Co.	Registered investment advisor
World Group Securities, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Broker-Dealer
World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing
InterSecurities, Inc.	Delaware	100% AUSA Holding Co.	Broker-Dealer
AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Principal Underwriter

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Diversified Investment Advisors, Inc.	Delaware	100% AUSA Holding Co.	Registered investment advisor
Diversified Investors Securities Corp.	Delaware	100% Diversified Investment Advisors, Inc.	Broker-Dealer
George Beram & Company, Inc.	Massachusetts	100% Diversified Investment Advisors, Inc.	Employee benefit and actuarial consulting
Creditor Resources, Inc.	Michigan	100% AUSA Holding Co.	Credit insurance
CRC Creditor Resources Canadian Dealer Network Inc.	Canada	100% Creditor Resources, Inc.	Insurance agency
Premier Solutions Group, Inc.	Maryland	100% Creditor Resources, Inc.	Insurance agency
AEGON USA Investment Management, LLC.	Iowa	100% Transamerica Holding Corporation LLC	Investment advisor
AEGON USA Realty Advisors, Inc.	Iowa	100% AUSA Holding Co.	Provides real estate administrative and real estate investment services
AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company
QSC Holding, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and financial software production and sales
Realty Information Systems, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc	Information Systems for real estate investment management
Commonwealth General Corporation and subsidiaries	Delaware	100% AEGON U.S. Corporation	Holding company
Veterans Life Insurance Co.	Illinois	100% Transamerica Holding Company LLC	Insurance company
Peoples Benefit Services, Inc.	Pennsylvania	100% Veterans Life Ins. Co.	Special-purpose subsidiary

Item 29.     Indemnification

     Provisions exist under the Ohio General Corporation Law, the Second Amended Articles of Incorporation of Western Reserve and the Amended Code of Regulations of Western Reserve whereby Western Reserve may indemnify certain persons against certain payments incurred by such persons. The following excerpts contain the substance of these provisions.

     Ohio General Corporation Law

Section 1701.13 Authority of corporation.

(E)(1)     A corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2)     A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

(a)     Any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(b)     Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

(3)     To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

(4)     Any indemnification under divisions (E)(1) and (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in divisions (E)(1) and (2) of this section. Such determination shall be made as follows:

(a)     By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding;

(b)     If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified within the past five years;

(c)     By the shareholders;

(d)     By the court of common pleas or the court in which such action, suit, or proceeding was brought.

Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(5)(a) Unless at the time of a director's act or omission that is the subject of an action, suit or proceeding referred to in divisions (E)(1) and (2) of this section, the articles or the regulations of a corporation state by specific reference to this division that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney's fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

(i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

(ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

(b)     Expenses, including attorneys' fees incurred by a director, trustee, officer, employee, or agent in defending any action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding as authorized by the directors in the specific case upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay such amount, if it ultimately is determined that he is entitled to be indemnified by the corporation.

(6)     The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(7)     A corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit, or self-insurance on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

(8)     The authority of a corporation to indemnify persons pursuant to divisions (E)(1) and (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to divisions (E)(5), (6), or (7).

(9)     As used in this division, references to "corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

Second Amended Articles of Incorporation of Western Reserve

ARTICLE EIGHTH

EIGHTH: (1) The corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contender or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2)     The corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper.

(3)     To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in sections (1) and (2) of this article, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

(4)     Any indemnification under sections (1) and (2) of this article, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in sections (1) and (2) of this article. Such determination shall be made (a) by a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding, or (b) if such a quorum is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified within the past five years, or (c) by the shareholders, or (d) by the court of common pleas or the court in which such action, suit, or proceeding was brought. Any determination made by the disinterested directors under section (4)(a) or by independent legal counsel under section (4)(b) of this article shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under section (2) of this article, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(5)     Expenses, including attorneys' fees incurred in defending any action, suit, or proceeding referred to in sections (1) and (2) of this article, may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding as authorized by the directors in the specific case upon receipt of a written undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this article. If a majority vote of a quorum of disinterested directors so directs by resolution, said written undertaking need not be submitted to the corporation. Such a determination that a written undertaking need not be submitted to the corporation shall in no way affect the entitlement of indemnification as authorized by this article.

(6)     The indemnification provided by this article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(7)     The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

(8)     As used in this section, references to "the corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise shall stand in the same position under this article with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

     (9)     The foregoing provisions of this article do not apply to any proceeding against any trustee, investment manager or other fiduciary of an employee benefit plan in such person's capacity as such, even though such person may also be an agent of this corporation. The corporation may indemnify such named fiduciaries of its employee benefit plans against all costs and expenses, judgments, fines, settlements or other amounts actually and reasonably incurred by or imposed upon said named fiduciary in connection with or arising out of any claim, demand, action, suit or proceeding in which the named fiduciary may be made a party by reason of being or having been a named fiduciary, to the same extent it indemnifies an agent of the corporation. To the extent that the corporation does not have the direct legal power to indemnify, the corporation may contract with the named fiduciaries of its employee benefit plans to indemnify them to the same extent as noted above. The corporation may purchase and maintain insurance on behalf of such named fiduciary covering any liability to the same extent that it contracts to indemnify.

Amended Code of Regulations of Western Reserve

ARTICLE V

Indemnification of Directors and Officers

Each Director, officer and member of a committee of this Corporation, and any person who may have served at the request of this Corporation as a Director, officer or member of a committee of any other corporation in which this Corporation owns shares of capital stock or of which this Corporation is a creditor (and his heirs, executors and administrators) shall be indemnified by the Corporation against all expenses, costs, judgments, decrees, fines or penalties as provided by, and to the extent allowed by, Article Eighth of the Corporation's Articles of Incorporation, as amended.

Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Western Reserve pursuant to the foregoing provisions or otherwise, Western Reserve has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Western Reserve of expenses incurred or paid by a director, officer or controlling person of Western Reserve in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Western Reserve will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.     (a)     Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA A, Separate Account VA B, Separate Account VA C, Separate Account VA D, Separate Account VA E, Separate Account VA F, Separate Account VA I, Separate Account VA J, Separate Account VA K, Separate Account VA L, Separate Account VA P, Separate Account VA Q, Separate Account VA R, Separate Account VA S, Separate Account VA W, Separate Account VA X, Separate Account VA Y; Separate Account VA Z, Separate Account VA EE, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Separate Account VL A, Separate Account VUL-3 and Separate Account VUL A. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA GNY, Separate Account VA HNY, Separate Account VA QNY, Separate Account VA WNY, Separate Account VA YNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account and TFLIC Series Life Account. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account, WRL Series Annuity Account and WRL Series Annuity Account B. These accounts are separate accounts of Western Reserve Life Assurance Co. of Ohio.

Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA BB, Separate Account VA CC, Separate Account VA WM, and Separate Account VL E. This account is a separate account of Monumental Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II. These accounts are separate accounts of Merrill Lynch Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for ML of New York Variable Annuity Separate Account, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D, ML of New York Variable Life Separate Account, and ML of New York Variable Life Separate Account II. These accounts are separate accounts of ML Life Insurance Company of New York.

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds and Transamerica Investors, Inc.

(b)     Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter
John T. Mallett	(1)	Director
Mark W. Mullin	(1)	Director
Lon J. Olejniczak	(1)	Chief Executive Officer and Director
Michael W. Brandsma	(2)	Director, President and Chief Financial Officer
Blake S. Bostwick	(2)	Chief Operations Officer
David R. Paulsen	(2)	Executive Vice President
Michael G. Petko	(2)	Executive Vice President
Anne M. Spaes	(3)	Executive Vice President and Chief Marketing Officer
Courtney John	(2)	Chief Compliance Officer and Vice President
Frank A. Camp	(1)	Secretary
Amy J. Boyle	(4)	Assistant Vice President
John W. Fischer	(4)	Assistant Vice President
Clifton W. Flenniken, III	(5)	Assistant Vice President
Dennis P. Gallagher	(4)	Assistant Vice President
Linda S. Gilmer	(1)	Vice President
Karen D. Heburn	(4)	Vice President
Kyle A. Keelan	(4)	Assistant Vice President
Christy Post-Rissin	(4)	Assistant Vice President
Brenda L. Smith	(4)	Assistant Vice President
Darin D. Smith	(1)	Assistant Vice President
Arthur D. Woods	(4)	Assistant Vice President
Tamara D. Barkdoll	(2)	Assistant Secretary
Erin K. Burke	(1)	Assistant Secretary
Blake S. Bostwick	(2)	Chief Operations Officer
Courtney John	(2)	Chief Compliance Officer and Vice President

(1)     4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001
(2)     4600 S Syracuse St, Suite 1100, Denver, CO 80237-2719
(3)     400 West Market Street, Louisville, KY 40202
(4)     570 Carillon Parkway, St. Petersburg, FL 33716
(5)     1111 North Charles Street, Baltimore, MD 21201

For Fiscal year ended 12-31-2007:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions*	Compensation on Events Occasioning the Deduction of A Deferred Sales Load	Brokerage Commissions	Other Commissions
Transamerica Capital, Inc. (1)	$44,112,185.21	0		0
AFSG Securities Corporation	$21,215,095.56	0		0
(1)	Effective May 1, 2007, Transamerica Capital, Inc. replaced AFSG Securities Corporation ("AFSG") as principal underwriter for the Policies.

*TCI and AFSG pass through any commissions paid to them to the selling firms and do not retain any portion of such payments.

Item 31.     Location of Accounts and Records

         All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through Western Reserve at

570 Carillon Parkway, St. Petersburg, Florida 33716, 4800 140th Avenue North, Clearwater, Florida 33762 or 12855 Starkey Road, Largo, Florida 33773.

Item 32.     Management Services

Not Applicable

Item 33.     Fee Representation

Western Reserve hereby represents that the fees and charges deducted under the WRL Capital Creator, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Western Reserve.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of St. Petersburg, State of Florida, on this 6th day of February 2009.

                                       WRL SERIES LIFE ACCOUNT

                                      (Registrant)

                                                                                                                       By: ____________________*/

         Tim L. Stonehocker, Chairman of the Board of Western Reserve Life Assurance Co. of Ohio

                                      WESTERN RESERVE LIFE ASSURANCE

                                      CO. OF OHIO

                                      (Depositor)

                                                                                                                       By: ____________________*/

               Tim L. Stonehocker, Chairman of the Board

Signature                                                Title                                                       Date

                                                   Chairman of the Board                              February 9, 2009

Tim L. Stonehocker*/

                                                   Director and Chief Executive Officer         February 9, 2009

Charles T. Boswell */

                                                   Director and President                              February 9, 2009

Brenda K. Clancy */

                                                    Vice President, and Corporate                  February 9, 2009

Eric J. Martin */                           Controller

                                                                      Director and Chief Financial                     February 9, 2009

John R. Hunter */                        Officer

                                                                       Director, Senior Vice President and      February 9, 2009

Arthur C. Schneider */                  Chief Tax Officer

*/ /s/ Arthur D. Woods
Signed by Arthur D. Woods, Esq.
As Attorney in Fact pursuant to Powers of Attorney

Exhibit Index

Exhibit          Description

No.                 of Exhibit

     All Exhibits to be filed by amendment.